082-34996

annual report \2006

Bank of Cyprus Group

	2006	2005	2004
KEY PROFITABILITY DATA (C£ MILLION)			
Net interest income	**359**	280	246
Profit before provisions	**283**	182	138
Profit after tax	**183**	72	39
KEY BALANCE SHEET DATA (C£ MILLION)			
Total assets	**14.563**	12.802	10.260
Shareholders' funds	**905**	762	559
Loans and advances to customers	**8.827**	7.398	6.450
Customer deposits and other accounts	**12.100**	10.724	8.656
PER SHARE DATA (CENT)			
Earnings per share	**33,4**	14,4	7,7
Dividend per share (interim and proposed final)	**17,0**	7,0	4,0
CAPITAL ADEQUACY RATIOS			
Tier I capital adequacy ratio	**9,0%**	9,8%	9,0%
Total capital adequacy ratio	**12,0%**	14,1%	13,7%
NUMBER OF EMPLOYEES	**6.192**	6.065	5.890
COST/INCOME	**46,7%**	56,7%	62,3%
RETURN ON EQUITY	**21,7%**	11,9%	7,1%

BANK OF CYPRUS GROUP

GROUP FINANCIAL HIGHLIGHTS


LOANS AND ADVANCES
TO CUSTOMERS (C£ MILLION)
6.450
7.398
8.827
2004
2005
2006


CUSTOMER DEPOSITS
AND OTHER ACCOUNTS (C£ MILLION)
8.656
10.724
12.100
2004
2005
2006


PROFIT BEFORE PROVISIONS
(C£ MILLION)
138
182
283
2004
2005
2006


PROFIT AFTER TAX
(C£ MILLION)
39
72
183
2004
2005
2006


COST/INCOME
100%
75%
50%
25%
0%
62,3%
56,7%
46,7%
2004
2005
2006


RETURN ON EQUITY
30%
20%
10%
0%
7,1%
11,9%
21,7%
2004
2005
2006

BANK OF CYPRUS GROUP

COMPANY PROFILE

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. The Group offers a complete range of financial services, including retail and commercial banking, finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 282 branches, of which 144 operate in Cyprus, 120 in Greece, six in the United Kingdom, 11 in Australia and one in the Channel Islands. In addition, the Group will operate its first branches in Romania during 2007. Bank of Cyprus also has representation in the United States of America, Canada, South Africa and Russia. The Bank of Cyprus Group employs 6.192 staff worldwide.

At 31 December 2006, the Group's Total Assets reached C£14,56 bn (€25,19 bn) and the Group's Shareholders' Funds were C£905 mn (€1,57 bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges.

We see the **future** through **your eyes **


Kyriakos Tsolakis
Aged 58
Architect
Australia
Client since 1976


Riani Rousaki
Aged 33
Lawyer
Greece
Client since
1999


George Pantelopoulos
Aged 35
Businessman
Greece
Client since 2004


Costas Karaviotis
Aged 55
Business Executive
Cyprus
Client since
1991


Ruth Erotokritou
Aged 29
Fashion Designer
United Kingdom
Client since
1999


Aged 22
Hairstylist
Client since
2004

282 branches in Cyprus, Greece, the United Kingdom, Australia, the Channel Islands, Romania, 153% increase in profit after tax, 6.192 employees, profits of 183 million Cyprus pounds for 2006, total assets of 25,19 billion Euro... Impressive figures, numbers which epitomise a robust financial organisation. Key phrases which are just small pieces in the jigsaw of a complex operation which is the lifeblood of the economy and breathes life into culture. However, if there is something which is important to us, beyond the figures, it is the value of a glance, the ability to create an environment where individual is our driving force. The more we increase in size, the greater the need to strengthen our client-oriented approach. Because this person, and each person, separetely, embodies our vision of a Bank which is heading towards the future, as envisioned by all those who support it every day.

annual report \2006

BANK OF CYPRUS GROUP

DIRECTORS AND EXECUTIVES

BOARD OF DIRECTORS OF BANK OF CYPRUS PUBLIC COMPANY LTD (GROUP HOLDING COMPANY)	Eleftherios P. Ioannou CHAIRMAN	
	Andreas Artemis VICE-CHAIRMAN	
	Christos S. Pantzaris Dimitris P. Ioannou Vassilis G. Rologis Costas Z. Severis Theodoros Aristodemou Christakis G. Christofides Evdokimos Xenophontos Andreas Pittas	Anna Diogenous George M. Georgiades Andreas J. Jacovides Christos Mouskis Manthos Mavrommatis Andreas Eliades Charilaos G. Stavrakis Yiannis Kypri
GROUP EXECUTIVE MANAGEMENT	Andreas Eliades GROUP CHIEF EXECUTIVE OFFICER	
	Charilaos G. Stavrakis CHIEF EXECUTIVE OFFICER CYPRUS AND DEPUTY GROUP CHIEF EXECUTIVE OFFICER	
	Yiannis Kypri GROUP CHIEF GENERAL MANAGER	
GROUP GENERAL MANAGERS	Antonis Jacouris GENERAL MANAGER INFORMATION AND OPERATIONS	
	Vassos Shiarly GENERAL MANAGER DOMESTIC BANKING	
	Christis Hadjimitsis GENERAL MANAGER FINANCE	
	Nicolas Karydas GENERAL MANAGER RISK MANAGEMENT	
	Constantinos Vasilakopoulos GENERAL MANAGER BANK OF CYPRUS GREECE	
	Panayiotis Kanaris GROUP INTERNAL AUDITOR	
SECRETARY	Yiannis Kypri	
LEGAL ADVISERS	Chryssafinis & Polyviou	
INDEPENDENT AUDITOR	Ernst & Young	

Dear Shareholder,

In 2006, the Bank of Cyprus Group recorded the highest profits in its history, surpassing, a year ahead of plan, the ambitious targets for 2007 set at the beginning of 2005. The exceptional results for 2006 resulted from the substantial increase of business volumes, while containing costs and improving the quality of the loan portfolio. Most important, however, is that these are sustainable profits and will pave the way for further sound and profitable growth in the years to come.



Eleftherios P. Ioannou
CHAIRMAN

In applying what have proved to be highly successful strategic decisions, the Bank of Cyprus Group realised its vision of maintaining its position as the leading force in the financial sector in Cyprus and as a strong regional force in Greece, the Balkans and the surrounding region.

The Bank of Cyprus Group, with over a century of successful operations, ranks among the five largest banks in the wider Hellenic region and among the 60 largest credit institutions in the whole of Europe.

In Cyprus, profits soared in parallel with the highly beneficial resolution of the non-performing loans issue. Bank of Cyprus is still by far the preferred choice for consumers and businesses in Cyprus. With the most extensive branch network, highly specialised staff and a history of over 100 years, Bank of Cyprus continues to gain market shares, despite its already dominant position.

For yet another year we strengthened our position in the international banking sector, maintaining our share at about 45% and offering services to over 30.000 international companies, some of which rank among the biggest in the world. This business is very important to the Bank, as it is highly profitable and it generates the liquidity and customer relations needed for the rapid and safe expansion of the Group to selected countries in Eastern Europe.

In Greece, Bank of Cyprus assets topped €10 billion in 2006 and the number of customers exceeded 800.000. Having started with fewer than 20 branches at the beginning of the decade, Bank of Cyprus is proving to be one of the most dynamic banks in the Greek market and one of the top choices for consumers and small and medium-sized enterprises. With 120 branches and a market share of about 4%, Bank of Cyprus Greece produced excellent financial results and has won a larger market share through organic growth than any other Greek bank.

In addition to the continued growth of our operations and profitability in the United Kingdom and Australia,

in 2006 we have set the infrastructure needed to expand our operations in Russia and Romania. Our subsidiary in Romania which offers leasing services, has already commenced its operations and in May 2007 we will be launching a full range of banking services. In Russia, we have almost completed the procedures required for obtaining a full banking licence. A team of 30 officers is already setting up our operations in Moscow. The initial feedback from these two countries has been extremely positive and the high visibility and excellent reputation of Bank of Cyprus have proven, once again, to be a catalyst in the implementation of our strategy.

The excellent course of the Group's operations for yet another year has raised our share price up by 127%. It was with great pleasure that the Board of Directors decided to propose to the General Meeting a final dividend of 10 cent per share. This brings the total proposed dividend for the year (including the interim dividend of 7 cent already paid) to 17 cent per share, more than double the previous year's dividend. Our dividend policy reflects the confidence of the Board of Directors and the Management Team in the Group's prospects.

The Bank of Cyprus Group commences the implementation of its new three-year business plan with confidence in 2007. By the end of the three-year period we aim to:

- establish a dynamic presence of the Group in Russia, Romania and Ukraine, the three largest 'New Europe' countries,
- establish Bank of Cyprus as one of the largest banks in Greece, with a network of approximately 200 branches, and
- continue supporting the growth of the Cyprus economy and the development of Cyprus as an international financial centre for businesses in Eastern Europe.

The Bank of Cyprus Group intends to achieve its aim of accelerating its penetration into the new markets by evaluating acquisition opportunities and beneficial collaborations, in parallel to its organic growth plans. With a strong capital base and liquidity, a proven experienced management team, an excellent reputation and 100 years of consistent track record, the prospects are extremely promising.

In 2006, for the first time in its history, the Bank of Cyprus Group received proposals by other banks for potential collaborations. Our competitors acknowledge the Group's excellent results, comparative advantages and sound prospects and seek to provide these benefits to their shareholders through collaborations. The Board of Directors examined these proposals very carefully, safeguarding the interests of our shareholders and personnel. We rejected these proposals because they offered no added value to our shareholders and would have jeopardised the successful implementation of our business plan.

According to international investment houses, Bank of Cyprus shares are among the top banking investment picks for 2007. We are proud that Bank of Cyprus justifiably ranks next to the largest banks in Europe and that our strategy is being well received.

Our spectacular performance, which exceeded all expectations, is the proof that our strategy and the serious, consistent, methodical and reliable approach that distinguishes the Bank of Cyprus Group, are on the right track.

On behalf of the Board of Directors, I should like to thank Mr. Andreas Eliades, Group Chief Executive Officer, and the members of the executive team (Mr. Charilaos Stavrakis, Chief Executive Officer Cyprus and Deputy Group Chief Executive Officer, and Mr. Yiannis Kypri, Group Chief General Manager) for successfully planning and methodically implementing the Group's objectives.

I also thank the Group's General Managers and

officers and each member of the Group's personnel for their contribution towards achieving our objectives. It is their hard work and enthusiasm and, above all, their loyalty and commitment to the Group that have generated these exceptional results.

I should like to take this opportunity to thank the former Group Chairman, Mr. Vassilis Rologis, who headed the Group for most of 2006, and to highlight the significant contribution made by our Vice-Chairman, Mr. Andreas Artemis, who devotes a great deal of his time to the Group and has a substantial input.

The Chairmen and members of the Committees of the Board of Directors and all the members of the Board of Directors also merit our warmest thanks for their contribution and exceptional cooperation.

Last but not least, I would like to thank our shareholders and customers for their trust, and assure them that we shall continue to work consistently, with the same sense of responsibility and confidence which emanates from both our heritage and our carefully considered action plan, in order to realise the vision we have formulated for the benefit of our shareholders, our staff and our customers. The future belongs to those who prepare for it and the Bank of Cyprus Group has proven that it knows how to prepare for the future.

Thank you

Eleftherios P. Ioannou
CHAIRMAN

GROUP CHIEF EXECUTIVE OFFICER'S STATEMENT



Andreas Eliades
GROUP CHIEF EXECUTIVE OFFICER

2006 was a year marked by fierce competition in the banking sector in Greece and Cyprus, aggressive pricing policies and the emergence of new players in the banking system. Thanks to its strategy, the Group strengthened its position in all markets in which it operates and for yet another year increased its profitability, despite the highly competitive environment, with total profits up by 153% reaching €317 million, generating a return on equity of over 20%.

When we took over the management of the Group in 2005, we faced a number of problems in a highly competitive environment. We formulated our strategy and made full use of the Group's comparative advantages (our dedicated and experienced staff, the confidence of our extensive customer base and our strong brand name) to resolve these problems, restructure the Group and exceed the ambitious targets we had set a year earlier.

Bank of Cyprus Group loans and deposits totalled €15,3 billion and €20,9 billion respectively, making it one of the five biggest banks in the wider Hellenic region. The growth rates of advances and deposits are among the highest in the sector (19% and 13% respectively). Our revenue accrues almost entirely from recurring interest and commissions on banking and insurance business, therefore making our profitability inelastic to potential negative turns in the stock markets.

Our strategy in 2006 was centred on the following key pillars:

CYPRUS

Following the successful restructuring of our business in Cyprus, which has always been characterised by low profitability and efficiency, our Group now ranks amongst the most profitable Greek banks, with a cost to income ratio of just 44%. This turnaround has been achieved through a number of coordinated actions aimed at:

- maintaining costs at the same level for the last two years by centralising services and restructuring the branch network,
- boosting the rate of growth of business by improving the services provided and extending our range of products. Bank of Cyprus is the leading banking institution and is still winning market share, especially in the areas of retail banking and consumer lending, confirming once again the public's preference for our Bank,
- restructuring the portfolio of non-performing loans. The ratio of non-performing to total loans declined from 9,3% on 1 January 2006 to 5,6% on 31 December 2006, and
- continuing growth of business with international customers.

Our success in developing this business demonstrates once again the high standard of services provided by Bank of Cyprus and the Cyprus economy against

a background of competition from big international banks trading out of other international financial centres.

There are excellent prospects for further growth of business in Cyprus and improving profitability. The accession of Cyprus into the Eurozone on 1 January 2008 is expected to strengthen development prospects and will give Bank of Cyprus the opportunity to develop additional synergies with the Group's operations in Greece. The potential to exploit natural resources and the fact that Cyprus is established as one of the most popular tourist destinations are expected to create new opportunities for our Group.

GREECE

Bank of Cyprus is now established as one of the most dynamic and fastest-growing banks in Greece. From the outset it introduced a series of innovations such as attractive pricing (long before competition had intensified), flexible products and an efficient sales network with the youngest staff in the banking sector, all of which have ranked it high in the preferences of private consumers and small and medium-sized enterprises. The financial performance of our operations in Greece is exceptional, bearing in mind that over 50% of branches were opened within the last five years. Indicatively, Bank of Cyprus has:

- one of the highest rates of productivity in terms of loans and deposits per branch,
- one of the lowest loan to deposit ratios for new banks in Greece (86%), thereby securing business growth, and
- one of the lowest cost to income ratios (47,7%), despite major investments in the opening of new branches and the setting up of infrastructure.

We have planned and are already implementing a number of measures designed to exploit the dynamism of the Greek market and of Bank of Cyprus:

- we plan to open another 70 new branches in order to increase the density of the network and boost our market share,
- we are upgrading our range of products with a view to increasing revenue from commissions through cross-selling to our retail customers (numbering in excess of 800.000), and
- we are expanding our operations, making use of the Group's high liquidity position.

In Greece we aim to create a bank with a network of 200 branches, which will contribute over 50% of our business and add considerable value to our shareholders.

DYNAMIC EXPANSION TO NEW MARKETS

Now that the restructuring of the operations in Cyprus has been completed and the development of business in Greece is well under way, Bank of Cyprus will be focusing its actions on expanding its presence abroad, the aim being to complement our well-established presence in Greek communities abroad by taking advantage of opportunities in the new markets opening up in Eastern Europe.

We are focusing our expansion in the markets of Romania, Russia and Ukraine, countries with a large population and excellent growth prospects in the banking sector and where Bank of Cyprus enjoys high brand recognition. Bank of Cyprus benefits from unique comparative advantages in its international expansion plans. It already has an extensive customer base of Russian companies thanks to its international business in Cyprus. This will significantly reduce the cost of canvassing for customers and the credit risk from increasing the loan portfolio.

A leasing company is already operating in Romania and three banking branches are due to open shortly. We expect to have opened at least 10 branches in Bucharest and other cities by the end of the year. The necessary infrastructure has already been set up in Russia and we expect a banking licence to be

GROUP CHIEF EXECUTIVE OFFICER'S STATEMENT

issued shortly. We are also examining the possibility of expanding into retail banking in Moscow and St. Petersburg and alternative ways of entering into the Ukrainian market.

We expect the international expansion to give a new dimension to the Group's development and to create opportunities for continued profitable growth and development of our staff. We estimate that international business will account for 70% of our loan portfolio by the end of this decade (50% in Greece and 20% in other countries). We are focusing on the development of our international business with the aim of repeating our successful expansion in Greece and creating value for our shareholders. Initial feedback on how business is progressing is extremely encouraging.

Within this context, we shall examine the possibility of acquisitions and alliances in terms of the value that they can create for shareholders, and the extra benefits which they will bring over and above the exceptional progress already being made by the Group.

STRATEGIC OBJECTIVES

Our three-year business plan provides for increasing profitability by over 25% per year. We already anticipate profits of €415 million for 2007, an increase of 31% compared to 2006.

By the end of the first decade of the 21st century, in addition to its leading position in Cyprus, Bank of Cyprus aims to:

- be one of the biggest banks in Greece, with 200 branches,
- have an extensive presence and network in Romania, Russia and Ukraine, and
- be one of the big players offering international financial services to companies in Eastern Europe.

Bank of Cyprus is developing into one of the big players and fastest-growing financial groups in Europe and has made huge progress since its first branch opened in Greece in 1991.

Over the years we have clearly demonstrated that we can:

- create value for our 70.000 shareholders based on our dynamic growth strategy,
- offer high quality of service to our 1,5 million customers through speed, flexibility and innovative products,
- provide prospects and vision for our 6.000 employees, by opening up their career prospects and creating job security, and
- offer back to society, constructively and creatively, through the establishment of the Oncology Centre, the largest donation ever made to Medical care and our contributions to Education and Culture, which are the focus of our activities for 2007.

I would like to thank our shareholders, our staff and our customers for their important contribution to realising our vision, as we are progressing together into the future, a future that we share.

Thank you



Andreas Eliades
GROUP CHIEF EXECUTIVE OFFICER

STRATEGY AND TARGETS

Bank of Cyprus Group sets strategic priorities for the three years to December 2009 aiming to create shareholder value on a sustainable basis and are focused on the following three directions:

EXPLOITING OPPORTUNITIES IN CYPRUS

- Enhancement of the position in the domestic market with particular focus on the retail sector in light of the positive macroeconomic environment, reinforced by the forthcoming entry into the European Monetary Union and the ongoing structural changes in the financial services sector.

- Further strengthening of the Group's leading position of profitable international banking to companies based in Cyprus through the attraction of new clients, expansion of its product offering and utilisation of its comparative advantages arising from its position as the largest Cypriot bank with numerous years of operation in the sector and specialised personnel.

FURTHER EXPANSION IN GREECE AND GROWING PROFITABILITY OF ITS MATURING NETWORK

- Further expansion of the Group's presence in the Greek banking market in light of the strong macroeconomic fundamentals and the persisting low banking penetration of the Greek market relative to the eurozone.

  To this end the Group plans the expansion of the branch network to 190 branches by 2009 (from 120 today), with particular emphasis on the Athens metropolitan area and other urban centres.

- The maturity of the Group's approximately 800.000 client relationships, offering improved pricing and cross-selling opportunities as well as the particularly cost efficient structure of the operations, are expected to significantly enhance profitability. The Group's experience of branch network maturity so far is particularly encouraging.

STRATEGY AND TARGETS

PROFIT TARGET FOR 2007

€ million

Profit after tax to increase by 31%


+31%
317
415
2006
2007E*

TARGETS 2007-2009 FOR LOAN QUALITY

Quality lending

NPLs**/Total loans


5,6%
<4,0%
2006
2009E*

Increase provision coverage

Provisions/NPLs**


66%
80%
2006
2009E*

* Estimate Target
** Non-Performing Loans

FINANCIAL TARGETS 2007-2009

Widen 'jaws'

Cost to income


46,7%
40%
2006
2009E*

Improve profitability

Return on equity


21,7%
>25%
2006
2009E*

Increase shareholder value

Profit after tax
annual growth rate>25%


2006
2009E*

EXPANSION INTO NEW MARKETS

The Group's expansion into new markets aims at the long-term continuation of its high growth rates and is based on its strategic advantages in order to minimise risks and create value for shareholders. Countries that have been targeted are those where Bank of Cyprus has existing client relationships, feature extensive population, strong macroeconomic environment, low banking sector penetration, and brand recognition for Bank of Cyprus, thus providing very good prospects for the Group. The experience of our successful expansion into the competitive Greek market, the Group's high liquidity levels, and the existing client relationships form Bank of Cyprus' competitive advantage compared to the competition.

COMMENCEMENT OF OPERATIONS IN ROMANIA

- Bank of Cyprus has already obtained all the relevant licences for the commencement of banking operations in Romania and plans the full commencement of operations in the first six months of 2007.

  Romanian real GDP growth stands at 7,2% while banking sector penetration remains low offering significant growth opportunities for the banking sector. Bank of Cyprus aims to benefit from these opportunities. In 2007 the Group will establish seven branches, two business centers and one corporate centre in Bucharest. Two more business centres/branches will operate in other major cities (Timisoara and Constanza).

- Bank of Cyprus has already launched leasing operations in Romania aiming to utilise its experience from the leasing sector in Greece where it has a 19% market share, as well as its relationships with large retailers. Personnel of the leasing company will also be located in some of the Bank's branches and business centres.

COMMENCEMENT OF OPERATIONS IN RUSSIA

- Russia is a large market where the Group aims to commence operations in 2007. The largest part of the bank licensing procedure has already been completed.

  The prospects of the banking sector in Russia are very attractive for new market entrants due to the low penetration of the sector and the rapid growth rates of the Russian economy. Bank of Cyprus has a large number of client relationships with companies that operate in Russia given that Cyprus is the country of incorporation of a large number of their subsidiaries. On the back of these relationships, Bank of Cyprus has already completed the recruitment of the key personnel for its operations in Russia and is preparing the infrastructure to expand rapidly upon completion of the licensing procedure. In this context a building has been rented in Moscow, which is being refurbished in order to meet the operating needs of the Bank.

SHAREHOLDER INFORMATION

CATEGORY OF SHAREHOLDER	31 DECEMBER 2006 NUMBER	NO. OF SHARES	%	31 MARCH 2007 NUMBER	NO. OF SHARES	%
Private individuals	64.418	227.719.758	41,11	62.209	213.269.694	38,48
Bodies corporate	1.176	76.257.467	13,76	1.131	70.551.551	12,73
Institutions (Cyprus)	358	84.818.216	15,32	349	125.105.965	22,58
Institutions (foreign)	339	109.684.629	19,81	438	133.183.214	24,03
Institutions (Greece)	76	55.359.077	10,00	93	12.057.686	2,18
	66.367	**553.839.147**	**100,00**	**64.220**	**554.168.110**	**100,00**

The Bank of Cyprus shares are listed on both the Cyprus Stock Exchange and the Athens Exchange. At 31 December 2006, 339.771.434 Bank of Cyprus shares (61,34% of the total) were registered on the Central Registry and Central Depository of the Cyprus Stock Exchange and 214.067.713 shares (38,66% of the total) were registered on the Dematerialised Securities System of the Athens Central Depository (ACD).

DIVIDEND REINVESTMENT PLAN

The Dividend Reinvestment Plan allows shareholders to reinvest all or part of their dividends in additional Bank of Cyprus shares at a discount of 10% on the average current market price of the shares, although Bank of Cyprus reserves the right to change the discount offered. Participation in the Plan is entirely voluntary and shareholders may join or withdraw from it at any time by notifying Bank of Cyprus in writing. The Plan applies to all future dividends, until such time as the shareholder withdraws from it.

SHARE TRANSFERS BETWEEN CYPRUS AND GREECE

All shareholders, without exception, may transfer all or some of their shares from the Cyprus Stock Exchange to the Dematerialised Securities System in Greece and trade them on the Athens Exchange. Similarly, they may transfer all or some of their shares from the Dematerialised Securities System to the Cyprus Stock Exchange in order to trade them on the Cyprus Stock Exchange.

Only shares which have been fully settled (trade date plus three working days) may be transferred and shares must be free of any encumbrance or third party claim.

Transfers of fully paid-up shares take two working days from receipt of the transfer request from the Athens Central Depository or the Cyprus Stock Exchange, provided that the investor has correctly declared the information needed in order to register the shares on the Athens Central Depository or on the Cyprus Stock Exchange.

VICE-CHAIRMAN'S STATEMENT



Andreas Artemis
GROUP VICE-CHAIRMAN

CONSISTENT AND RELIABLE STRATEGY, EXCEPTIONAL PROFITABILITY AND SHAREHOLDER VALUE

Firmly committed to enhancing shareholder value, we have clearly demonstrated that our strategy has been one of consistently delivering exceptional performance and strong financial fundamentals. At Bank of Cyprus, we generate persistently growing and sustainable profits, emanating mainly from banking operations, always with the aim of adding value to our shareholders. As part of our strategy in planning for the future, we carefully design our actions and make the right moves at the right time. We have done this very successfully in Greece and are now replicating that success story in new markets. The dynamic progress made during our 108-year long history, our excellent results and the ranking of Bank of Cyprus among the top European banks by international analysts constitute the most reliable guarantee for the attainment of the ambitious targets we set today.

ECONOMY

CYPRUS ECONOMY

According to recent forecasts by the Ministry of Finance, the rate of growth of the Cyprus economy for 2006 is expected to have remained at the same level as that of 2005 of around 3,8% in real terms. The Cyprus economy continued to grow at a satisfactory rate during 2006, despite rapidly rising oil prices (recorded during the year to autumn), which negatively affected the world economy.

Long and short term interest rates exhibited a downward trend over the past two years. This is due to the Central Bank of Cyprus' policy of interest rate convergence with the eurozone. The most recent change in base rates, which took place on 1st September 2006, was an increase of 0,25 percentage points, which set the basic lending rate at 4,50% and the base deposit rate at 2,50%.

The Cyprus pound's exchange rate from its entry into the Exchange Rate Mechanism II (ERM II) to date stands at around +2% from the central parity, which was set in May 2005. The appreciation impetus of the Cyprus pound stems primarily from the inflow of funds which increased significantly in 2005 and 2006, mainly due to the interest rate gap between Cyprus and other markets. It should also be pointed out that the Cyprus pound has appreciated in real terms over the past few years, primarily in relation to sterling, the US dollar and the Japanese yen, a development that mounts a challenge for the islands' export sectors, including tourism.

In the labour market front, the unemployment rate for the year (according to the relevant labour market survey) is expected to have reached 4,5% of the active labour force, compared to 5,3% in 2005. In terms of inflation, the harmonised rate of inflation (an indicator used by the EU for assessments against the relevant Maastricht criteria), is estimated to have increased to 2,2% in 2006, compared to 2% in 2005. Due to the rising oil prices over the first eight months of the year, inflationary pressures accelerated to 2,7% in August 2006, but retreated to 1,5% in December, as a result of the rapid oil price deceleration over the last four months of the year. Core inflation, which excludes short term effects, including the impact of crude oil price fluctuations, so as to reflect the true overall price level, is expected to have been at levels below 2% for the whole of 2006, pointing to conditions of price stability.

For the whole of 2006 it is forecasted that the fiscal deficit as a percentage of the Gross Domestic Product (GDP), has further improved and stood at 1,4%. This improvement is the result of the effective implementation of the programme for fiscal tightening, a fact which led to the containment of the deficit within the relevant Maastricht maximum limits. Fiscal tightening measures and the creation of primary surpluses resulted in a reduction of the public debt as a percentage of GDP, which is also estimated to have shrunk by the end of the year to 65%.

In the tourism sector tourist arrivals recorded a slight decrease for the whole year. During the period from January to December 2006, tourist arrivals were down by 2,8%, compared to an increase of 5,2% over the corresponding period of 2005. Despite the drop in tourist arrivals, income from tourism for the year exhibited an increase of 2,2%, following a rise of 2,4% that was recorded in the corresponding period of 2005.

The prospects for the Cyprus economy for 2007 appear auspicious. With the favourable developments in the external environment (according to projections by international organisations to date) regarding the expected continued recovery of the European and the world economy, Cyprus is expected to benefit accordingly.

GREEK ECONOMY

Following the slowdown in the annual rate of economic growth in 2005, the Greek economy gradually started to recover at the beginning of 2006, driven mainly by renewed investments and the sustained rate of growth in consumer spending at high levels over recent years. The annual rate of growth in real GDP for 2006 of 4,2% is half a percentage point higher than the rate recorded for 2005.

The annual rate of growth in private consumption and investment in 2006 contributed to a great extent in increasing the final demand levels. The annual rate of growth of private consumption of 3,5% was supported both by a considerable increase in consumer credit, as well as an increase in the real disposable income of the private sector, which is expected to have grown more rapidly in 2006 compared to 2005. The annual rate of increase in investment spending in 2006 was particularly high, falling just short of double figures at 9,7%. This dynamic growth in investments, one of the main drivers fuelling the revival of the Greek economy, is the result of an increase in the rate of growth of corporate investments and the increase of investments in real estate and government investments. Regarding the developments in the external sector of the economy, exports increased at a relatively satisfactory annual rate of 5,0% in 2006. However, this did not match the growth in imports of 6,9% in 2006, resulting in net exports making a negative contribution to GDP as in previous years, with the exception of 2005.

According to the most recent forecasts of the Ministry of Economy and Finance, as set out in the basic scenario of the Revised Stability and Growth Pact 2006-2009 (December 2006), the annual GDP growth rate in real terms is set to remain robust over the next three-year period 2007-2009, reaching 3,9% in 2007, 4,0% in 2008 and 4,1% in 2009. The main drivers for growth over the next three years are expected to be private investment spending (8,2% average increase) and private consumption (3,7% increase over each of the three years), boosted by an improvement in real disposable income. International organisations such as the European Commission, the International Monetary Fund and the Organisation for Economic Cooperation and Development are forecasting a GDP growth in real terms for 2007 of 3,7%, 3,5% and 3,8%, respectively. Although they are marginally less optimistic than the most recent forecasts of the Ministry of Economy and Finance, it is interesting to note that the forecasts of these international organisations have been revised upwards from their previous forecasts, thereby showing greater confidence in the growth prospects of the Greek economy.

According to the National Retail Price Index, the average annual inflation rate was 3,2% in 2006, down 0,3 percentage points compared to 2005. According to the Bank of Greece, this slight decrease is mainly due to the gradual elimination (from April onwards) of the effect on annual inflation of the increase in indirect tax rates, which took place in 2005. The average annual rate of inflation is expected to remain broadly the same in 2007 (3,3% on the basis of the harmonised index of consumer prices) and to be significantly contained at 2,8% and 2,6% respectively in the following two years [1]. According to the results of the most recent Labour Survey by the Hellenic National Statistical Service, the unemployment rate (number of unemployed to total workforce) was 8,8% in 2006, exhibiting a significant annual decrease of 0,9 percentage points. The average unemployment rate in 2006 decreased below 9% for the first time since 1998, when the Labour Survey started being conducted on a quarterly basis, specifically amounting to 8,9%. The corresponding unemployment rate for 2005 was 9,9%. The Ministry of Economy and Finance forecasts an annual increase in employment of 1,8% for each of the three years from 2007 to 2009, resulting in

a gradual reduction in the unemployment rate to 6,5% in 2009 [2].

Both the Ministry of Economy and Finance and international organisations estimate the General Government deficit (as a percentage of GDP) to have already fallen since 2006 to below the reference value of 3% laid down in the Stability and Growth Pact. This marks the exit of Greece in 2007 from the provisions of article 104(9) of the EC Treaty (Excessive Deficit Procedure) which was enforced following a decision of the Council of Ministers of Finance of the European Union on 17 February 2005. According to Ministry of Economy and Finance forecasts, both the deficit and gross General Government debt are expected to fall significantly in the three year period 2007-2009 to 1,2% of GDP and 91,3% of GDP respectively by 2009.

1 The forecasts for inflation, employment, unemployment and fiscal indicators referred to above were issued by the Ministry of Economy and Finance as part of the basic scenario of the Revised Stability and Growth Pact 2006-2009 (December 2006).

2 Ministry of Economy and Finance forecasts for the size of the labour market are based on the national accounts.

EUROPEAN ECONOMY

According to the relevant report and forecasts of the International Monetary Fund, the rate of economic growth of the eurozone for 2006 is expected to reach 2,4%, the highest level recorded in the last 6 years. A slight slowdown to 2% is expected to follow in 2007, largely reflecting the planned tax rises in Germany within the said year. For 2006, a notable improvement was recorded in corporate profits in the EU, a fact that boosted investments and created job opportunities. It is noted that based on even more optimistic projections of the OECD, the eurozone growth rate for 2006 is expected to reach 2,7%.

Unemployment among the 25 EU member countries is forecast to fall to 8% in 2006, compared to 8,7% in 2005. Unemployment in the EU still remains at a high level compared to the United States, where unemployment is forecasted to have been around 5%. The relatively high unemployment levels in the EU reflect structural weaknesses and inflexibility in the labour market.

The harmonised rate of inflation in the 25 EU member countries is expected to have reached 2,3%, a development attributed to higher energy costs due to relatively high oil prices (which prevailed for the greater part of the year).

At EU level, the fiscal deficit as a percentage of GDP shows an improvement compared to the 2,4% as per the spring projection of the Economic and Financial Affairs Council of the European Commission, while the public debt is also forecast to shrink to 63,2% of GDP by the end of 2006, compared to 63,4% in 2005.

INTERNATIONAL ECONOMY

The world economy sustained impressive growth rates during 2006, with the majority of the world's economies attaining or even exceeding forecasts. The positive picture of the world economy was drawn against a background of increasing inflationary pressures, caused mainly by the rising course of the prices of oil and certain metals, which achieved new records .

It should be noted that the rising course of oil prices was reversed by fall 2006, a fact that was initially viewed as a short-term correction. However, oil prices continued on their downward path for the following weeks, causing analysts to revise their oil price forecasts for 2007 downwards, for the first time after a long period of time.

Based on forecasts by the International Monetary Fund (IMF – World Economic Outlook, September 2006), the world economy is expected to have attained a growth rate of 5,1% for the whole of 2006, while the corresponding forecast for 2007 is 4,9%. In

the US, the economy is expected to have recorded a growth rate of 3,4% for 2006, with a visible slowdown to 2,9% expected for 2007, given the expected deceleration of growth rates in the country's real estate market. Among emerging markets, economic growth rates remained at high levels for the whole of the year, with the Chinese economy still exhibiting impressive growth.

BANKING SECTOR

BANKING SECTOR IN CYPRUS

The banking sector in Cyprus is made up of commercial banks, cooperative credit and savings societies and international banking units. As of 2 January 2006, the international banking units, following an amendment of their licences, no longer differ from other commercial banks operating in Cyprus. Commercial banks control the bulk of deposits and loans of the local economy and form the core of the banking system.

Bank of Cyprus continues to hold the biggest market share among local commercial banks and cooperative credit and savings societies, which is around 30% of total deposits in Cyprus pounds and foreign currency, followed by Marfin Popular Bank, Hellenic Bank, Alpha Bank, National Bank of Greece, Universal Bank, Arab Bank and Emporiki Bank. Bank of Cyprus' market share in deposits stands at 28% among all banks, including the former international banking units and the cooperative credit and savings societies.

Cooperative credit and savings societies, approximately 310 in number at the end of 2006, control 23% of total deposits and 28% of total advances. A large number of the smaller cooperative credit societies have merged recently, in order to safeguard their viability and in an attempt to harmonise the sector with the acquis communautaire by the end of 2007. Specifically by this date, cooperative credit societies have to fully comply with the EU directives regarding the solvency ratio (8%), the 'four eyes principle', minimum own funds (€1 million), large exposures, investments in the capital of other companies and adequate systems of internal control and accounting.

Several international banking units were operating in Cyprus in recent years, mainly servicing international companies registered in Cyprus and companies based and trading in neighbouring countries. As of 2 January 2006 the term international banking unit no longer exists, following an amendment in their licences. These units can now undertake transactions with Cypriot customers and, in certain cases, in Cyprus pounds. Therefore, these units, currently 28 in number, no longer differ from other banks operating on the island. The aforementioned number includes cases where a licence has been secured but operations have not yet commenced.

CYPRUS BANKING SECTOR STATISTICS (INCLUDING CCS*)

• Advances to residents / GDP		191,1%**	
• Deposits by residents / GDP		184,8%**	
Commercial banks	2004	2005	**2006**
Rate of increase in advances	7,4%	6,9%	**17,6%**
Rate of increase in deposits	8,7%	23,8%	**19,9%**
Total system (commercial banks and CCS*)	2004	2005	**2006**
Rate of increase in advances	8,3%	7,6%	**15,7%**
Rate of increase in deposits	8,0%	20,1%	**18,6%**

* CCS: Cooperative credit societies
** Data for year 2006 includes international banking units, which were not taken into consideration in calculating the various statistics of the financial system in prior years
Source: Central Bank of Cyprus

BANKING SECTOR IN GREECE

The banking sector in Greece continued to perform impressively in 2006, with most banks operating in Greece recording a surge in profits and the sector as a whole continuing to grow. There are 62 banks operating in Greece today (21 Greek commercial banks, 24 foreign banks, 16 cooperative banks and one specialised credit institution).

The banks improved their performance considerably and maintained high capital adequacy ratios, mainly due to the rapid credit expansion, especially in the retail sector, the restructuring measures implemented by most banks which resulted in the containment of operating costs, and the gradual maturity of the operations of Greek banks in the countries of South Eastern Europe.

The annual rate of increase of deposits and repurchase agreements (repos) in the Greek banking sector in 2006, although lower than last year, was still high. Specifically, the annual rate of increase in December 2006 reached 12,9%, compared with 17,4% in December 2005. Notice accounts recorded rates offered on these deposits which attracted funds from savings accounts, repos and mutual funds.

Total credit to domestic businesses and households rose at the satisfactory rate of 20% in 2006. Total credit includes securitised loans and financing through loan stock issued by companies for tax relief purposes and held by the banks, often replacing existing bank loans to these companies.

The annual rate of growth of loans to businesses noted an increase, reaching 15,5% in December 2006, due in part to the improved business climate, which spurred investment activity among enterprises.

The volume of credit granted to households remained strong, with consumer and mortgage loans increasing in December 2006 at an annual rate of 22% and 26%, respectively.

ADVANCES TO DOMESTIC BUSINESSES AND HOUSEHOLDS / ANNUAL RATE OF CHANGE


2004
2005
2006
35%
30%
25%
20%
15%
10%
5%
0%
20%
16%
26%
Total
Businesses
Households

GROUP OPERATIONS

\ PREVIEW



Charilaos G. Stavrakis
CHIEF EXECUTIVE OFFICER CYPRUS AND DEPUTY GROUP CHIEF EXECUTIVE OFFICER

The results of the Group in Cyprus for year 2006 were spectacular. Profits after tax were up 239% from C£42 million in 2005 to C£141 million in 2006. The continuous increase in profits is derived from banking operations and insurance business. These results have triggered a positive chain reaction both in terms of the overall range of banking business provided by the Group and its future prospects. It should be stressed that these profits will allow us to satisfy our shareholders and to fund additional Group investments in Greece and in the Russian, Romanian and Ukrainian markets, where there are excellent medium-term prospects. In the domestic banking sector, a significant increase in advances combined with contained costs and personnel numbers have brought about a substantial improvement in our productivity levels. Indicatively, there was an increase of 60,1% in mortgage loans (now at C£805 million) and the card sector market share which increased to 40,1%. The international banking sector has been extremely buoyant with excellent profitability at an acceptable risk level. The opening of banks in Moscow and Romania are defensive moves, which will add to our core business. I am convinced that Cyprus will continue its excellent performance and contribution to Group profits in 2007.



Yiannis Kypri
GROUP CHIEF GENERAL MANAGER

2006 was a year of exceptional financial performance, upgrading of infrastructures and continued international recognition of the Bank of Cyprus Group. With shareholders' funds of approximately €1,6 billion and surplus liquidity from customer deposits of over €6 billion, Bank of Cyprus has the resources needed to successfully implement its new three-year business plan. By the end of the three-year period, we aim to achieve a return on equity of at least 25% and to reduce the cost to income ratio to 40%. Profits for 2007 are expected to increase by 31% reaching €415 million, whereas the targeted growth of profits to 2009 is at least 25% per year. In the area of credit risk management the new procedures that were developed produced excellent results. The ratio of non-performing loans to total advances improved from 10,8% in 2004 to 5,6% in December 2006, whereas the target of the three-year plan is to reduce it to below 4%. Improved credit risk management procedures are expected to give the Group a comparative advantage for the fast and controlled growth of operations in new markets. Work to apply the provisions of the Basel II Capital Accord was also completed. The financial performance and targets of Bank of Cyprus consistently attract the interest of the domestic and international investment community. The Bank of Cyprus share is now covered by 11 analysts and our shareholders have responded with a great deal of enthusiasm to our strategy at the numerous shareholders' meetings held in Cyprus and abroad.

group operations \ CYPRUS

RETAIL BANKING

BRANCH NETWORK AND PRODUCT DEVELOPMENT

In keeping with the Group's strategy of maximising the selling capacity of its front line, Bank of Cyprus continued to centralise work unrelated to sales and customer service by setting up two new divisions: the Central Loans Execution Division and the Central Staff Account Management Division.

The Bank continued its customer-oriented product strategy in 2006, which set it apart from the competition. The Bank's new products, especially lending products, are based on the principle of providing customers with options that are tailored to their requirements. The introduction of the new automated 'Proposal' system helps branch staff guide customers towards the right product by setting out their loan product options and is also an important tool for training staff in managing customer relations.

This strategy has brought about a spectacular increase in the number of loans granted. Mortgage loans are a typical but particularly noteworthy example, as illustrated by the following table.

MORTGAGE LOANS

(number of loans)


7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
2003
2004
2005
2006

Bank of Cyprus products continued to enjoy a high profile on the market thanks to a programme of special offers such as the Family Car Loan and the 10% Loyalty Interest Refund to punctual customers.

Bank of Cyprus made substantial improvements to its customer base analysis in 2006 with a view to timely anticipating the needs of each and every customer. This puts the Bank in the ideal position of being able to offer the right product to selected target groups of customers at the right time. The Bank uses a combination of promotional channels, such as personalised letters, text messages (SMS) and personal contact by bankers, thus improving the effectiveness of sales activities and enhancing its communication with clients.

Bank of Cyprus is now the established pioneer in the card sector, well ahead of the competition in terms of market share with its dynamic approach to new products and customer satisfaction.

The Bank launched the pioneering and hugely successful 'Happy Days' scheme in 2006. This scheme allowed it to increase its market share by 0,4% (from 39,7% to 40,1%). This is a contemporary and enthralling prize draw, which replaced the doroMETRO scheme. Cardholders can enter the monthly prize draw by using any of their Bank of Cyprus cards for five or more transactions during the month.

CARD CENTRE TURNOVER

(C£ million)


500
400
300
200
100
0
2003
2004
2005
2006

Another area of focus for 2006 was the Small Business and Self-employed sector that is serviced by the branch network. The Bank made significant steps in penetrating into this sector with a new range of

products specially designed to provide solutions to the requirements of this specific group of customers. The slogan 'No matter how small, we are your bank every step of the way' headlined the advertising campaign and a hugely successful seminar for Group customers entitled 'Small Business – Big Prospects' was also organised as part of the products' promotion. The objective of the seminar was to provide small businesses with answers regarding the main challenges to be faced by them in the immediate future.

ALTERNATIVE DISTRIBUTION CHANNELS

The Direct Banking Division provides customers with the ability to conduct their banking transactions easily, quickly and securely 24 hours a day, seven days a week via the internet, telephone and mobile telephone. The Division's philosophy is based on Bank of Cyprus' commitment to providing a high standard of service to its customers via alternative channels, using leading-edge technology, thus meeting their requirements and making their lives easier. The Direct Banking Division allows the Bank's customers to always be first in line and to have access to most banking services either free of charge or at a much lower cost than branch-based services. The Direct Banking Division is always on hand, monitoring customers' needs, through surveys it carries out but also through customer recommendations, which are examined in detail and considered for implementation. As such, it reviews and upgrades the services and transactions it offers on a regular basis in order to provide optimum customer service.

A series of pioneering products and services were launched in 2006, including:

- the facility to set up multiple signatures for payment orders,
- the facility to process company payrolls via the internet,
- the Student Card linked to an e-account,
- the facility to make transfers from/to foreign currencies during the afternoon,
- the facility to advise customers of the closing prices of shares listed on the Athens Exchange, in addition to the already available messages for the closing prices of the Cyprus Stock Exchange, and
- extension of the list of public utilities and colleges in Cyprus to which subscribers can make payments using Direct Banking.

Increasing use is being made of alternative distribution channels, as evidenced by the growing number of subscribers to Direct Banking (increase of over 30% in new subscribers in 2006 compared with the corresponding 2005 figure) and the number of transactions effected via alternative distribution channels (40% increase in the number of transactions in 2006 compared with the corresponding 2005 figure).

Conscious of the need to maintain a secure environment for transactions, in particular those effected via the internet, Bank of Cyprus was the first bank in Cyprus to implement the Digipass security device. The Digipass devise generates one-time passwords which are used in addition to the subscriber's reference number and PIN. The Digipass device has been used by our subscribers for all transfers to third parties since November 2005, protecting them from any fraudulent or unauthorised attempt to obtain funds from their accounts.

In 2007, we are planning to upgrade the use of mobile telephones as a channel for making banking transactions and to introduce a fraud alert system to advise users of movements in their bank and credit card accounts via SMS. This will promptly warn customers of any potential fraudulent use of their cards so that they can cancel them immediately. The multiple signature facility available for company payment orders and payrolls will also be extended to money transfers to third parties. In addition to

the above, new functions are continuously being introduced to meet our customers' constantly changing requirements. At the same time, the number of Direct Banking subscribers and transactions is expected to continue increasing.

SMALL AND MEDIUM-SIZED ENTERPRISES

SMALL AND MEDIUM-SIZED ENTERPRISES DIVISION

In Europe, Small and Medium-sized Enterprises (SMEs), of which there are some 25 million, provide almost two-thirds of all jobs contributing to the gross domestic product. This is why institutions and politicians throughout the European Union attach considerable importance to SMEs and consistently provide significant funding for training and development programmes for these businesses.

Bank of Cyprus responds to the importance of SMEs to the local economy by upgrading and providing innovative banking services specifically for this sector.

The success of the 17 units set up to service the SMEs during the second half of 2005 continued throughout 2006. Internal targets set for advances for these units for 2006 had already been exceeded by the first half of the year. The revised internal targets for 2006 were also exceeded by the end of the year. Total advances to SMEs rose by 24% in 2006. Non-performing loans to SMEs also showed significant improvement.

Deposits from SMEs significantly exceeded initial targets recording a total increase of 16% relative to 2005.

The foundations have been laid for the future continuation of the successful results achieved in 2006, provided the economy continues to grow steadily. The decision to focus on the provision of specialised banking services to meet customers' specific needs has paid off.

CORPORATE BANKING CUSTOMERS

CORPORATE BANKING DIVISION

The Corporate Banking (CB) Division offers a complete range of services that meet all the needs and development targets of corporate customers and large organisations. Given the Division's experience and its commitment to its objective to fully satisfy its customers' requirements, it cooperates with the other Group companies and divisions to offer integrated and flexible solutions that go beyond traditional credit products, including specialised financial 'tools' such as leasing, factoring, project finance, investment banking, fund management, insurance and investment services.

Bank of Cyprus, by continuously expanding its portfolio, has consolidated and maintains its position as the leading local bank in the CB sector. With specialised Corporate Banking Centres in every town, the Bank is closer to the customer and always ready to offer flexible and effective support.

Relationship banking has been improved and consolidated and forms the cornerstone of the CB Division. Its objective continues to be the provision of a constantly improving quality service, which not only raises customer satisfaction levels but also adds value to the business itself. Careful attention is therefore paid to the selection and further training, development and specialisation of Corporate Banking Division staff.

The continued increase in sound and profitable advances and further improvement of the quality of the CB portfolio are key to the Division's strategy. It aims to boost lending by increasing business with existing customers and attracting new customers with operations in Cyprus and abroad. To this end, new areas of business activity have been evaluated and financed, such as renewable sources of energy, mobile telephony, industrial processing of scrap metal, electronic security systems, golf courses, etc.

These efforts translated into exceptional results for the CB Division in 2006 with advances (including hire purchase loans) increasing by 16,9% to C£1,63 billion in 2006.

CORPORATE BANKING DIVISION – LOANS

2004	2005		2006	
Amount C£ mn	Amount C£ mn	Percentage Increase	Amount C£ mn	Percentage Increase
1.269	1.396	10,0%	1.632	16,9%

The quality of the portfolio is being improved through systematic monitoring and by taking additional corrective and preventative action. These actions are essential given the changing international financial environment, the new challenges and requirements arising from Cyprus' relatively recent accession to the European Union, the need to comply with the new Capital Accord (Basel II) and the imminent entry of Cyprus in the EMU.

At the same time, the Division is introducing new, innovative lending and deposit products geared to the new market conditions and the latest needs of corporate customers and large organisations, paying particular attention to the exploitation and use of technology and alternative service channels. The Division's officers aim to ensure that each individual customer is provided with a fast, personalised and constantly enhanced quality of service.

FACTORING SERVICES

Bank of Cyprus Factors ceased being a separate legal entity on 1 January 2006 when it was incorporated into Bank of Cyprus. This change was made in order to make full use of synergies with the Bank, reduce credit risk and further contain operating and other expenditure.

Factoring operations continued to grow in 2006, recording turnover in excess of C£700 million and an increase in customer advances of 14%. The Factoring Division completed its restructuring programme during the first half of 2006 to a customer-oriented structure designed with the objective of upgrading the service provided to customers and containing operating costs.

Thanks to synergies with the Group, the Division managed to achieve a considerable improvement in its financial indicators and profitability. Profit after tax reached C£2,1 million (up 54% compared to 2005).

Synergies with the Group are expected to push the rate of growth up markedly over coming years. This trend became very apparent during the second half of the year once the restructuring of the factoring division had been completed.

The Factoring Division of Bank of Cyprus continued to be the leader in its market. The new status of the company following its conversion to a division, the high standard of service provided and the introduction of new products will allow it to forge ahead on its leading course in the market.

PRIVATE BANKING AND ASSET MANAGEMENT

The Private Banking Division of Bank of Cyprus has offices in Cyprus, Greece and the Channel Islands and closely cooperates with Bank of Cyprus UK, Bank of Cyprus Australia and the Group's Representative Offices, thus ensuring that the best possible quality of service is offered to customers in these countries.

The products and services of the Private Banking Division in Cyprus and the Channel Islands are targeted at high net worth individuals and institutional investors. The Division offers a broad range of international investment products, such as:

- deposit schemes covering all the main international currencies in Cyprus, Greece, the United Kingdom and the Channel Islands,
- a wide range of mutual funds managed by the Swiss bank UBS,
- innovative capital-guaranteed products giving investors the opportunity of high returns without risking their initial capital, and
- international brokerage services for equities and bonds.

The rise of the international stock markets has had a very positive impact on business development and profitability of the Private Banking Division. In 2006, the Division continued to offer portfolio management consultancy services. The Division's volume of business is expected to increase further in 2007, especially following the passing of the Establishment and Supervision of Occupational Pensions Funds Law of 2006, which requires provident and pension funds with over 100 members to obtain services from accredited professional consultants.

BANK OF CYPRUS MUTUAL FUNDS

Bank of Cyprus Mutual Funds was incorporated in Cyprus in order to offer mutual funds following their launch in the Cyprus market.

INTERNATIONAL BUSINESS UNITS

The International Business Units (IBUs) have been operating in Cyprus since 1991. There are currently four units, one in each town (Nicosia, Limassol, Larnaca and Paphos). The units provide services to international businesses registered in Cyprus, primarily due to the tax advantages that Cyprus offers.

The existence of advantageous double tax treaties between Cyprus and the countries of the former Soviet Union has resulted in a large portion of the international businesses/customers of the IBUs coming from these counties.

The IBUs continued their successful operation during 2006, offering high quality services in an intensely competitive sector. Both advances and deposits increased significantly compared to 2005 (up by 60% and 17% respectively).

The IBUs offer flexible, adaptable services which are designed to satisfy the needs of this constantly changing market. Their products have recently been extended to include the opening of accounts in Russian roubles.

The IBUs, appreciating the opportunities offered by the use of technology, continue to improve and upgrade their IT infrastructure in order to achieve greater operational effectiveness. The new software for outgoing payment orders was rolled out in stages during 2006, leading to a substantial reduction in execution costs and time. This system is set to be linked to the Direct Banking Division during the first quarter of 2007, thereby enabling Direct Banking customers to effect their outgoing payment orders virtually on their own.

Finally, regular staff training and development and increasing staff numbers ensure that IBUs can provide as personalised a service as possible, despite the geographical distances and different cultures involved.

INSURANCE SERVICES

GENERAL INSURANCE OF CYPRUS

2006 was a noteworthy year for General Insurance of Cyprus, having managed to achieve very high profitability with profit after tax in excess of C£5 million (Cyprus-Greece) and to consolidate its position as the general insurance company with the highest profitability in the Cyprus insurance market. Gross premiums for 2006 have also increased reaching C£28,3 million compared to C£26,3 million for 2005. Of theses premiums C£24,4 million is generated by the Company's operations in Cyprus (2005: C£22,9 million). The activities of the Company's insurance operations in Greece, through its branch Kyprou Asfalistiki, are set out in the section Greece-Insurance Services.

Based on sound insurance principles, both in terms of pricing and risk taking and the rational expansion of each of its business lines, the Company maintains an insurance portfolio that is unique in the Cyprus insurance market in terms of composition and quality. This strategy has not stopped the Company from expanding further, as confirmed by the official statistics released by the Office of the Superintendent of Insurance, which reveal that it increased its market share from 10,8% in 2000 to 12,6% in 2005.

GENERAL INSURANCE OF CYPRUS PRODUCTION

(C£ million)


30
25
20
15
10
5
0
2002
2003
2004
2005
2006

The Company's success is attributed to its strategy which is based on a professional approach to selling insurance products using the latest bancassurance methods, exploiting the potential offered by modern technology and providing ongoing training and development for its staff.

In 2006, the Company focused on the promotion of the three new products launched at the end of 2005 (Home Basic, Home Plus and Home Superior). These products performed spectacularly well in this first year both in terms of production and profitability. In addition to comprehensive insurance cover, Home Superior provides policyholders with a free 24-hour home assistance service and offers them special discounts for purchases from selected home furnishing and appliances stores (Telefthia Home Club).

The Company has maintained its position as a pioneer in the market, having launched the innovative new product, Motor Assistance in December 2006. This service aims to free policyholders from the daily worries of car ownership by providing immediate 24-hour assistance, free of charge, for any mechanical faults, emergencies and accidents.

The objective of General Insurance of Cyprus for 2007 is to maximise its profits and its contribution to Group profitability by focusing on the effective use of technology and human resources.

EUROLIFE

EuroLife continued to perform well in 2006, with significant increases being achieved in all its performance indictors. Annualised premiums from new policies reached C£7,9 million, recording a 9% increase, whereas total premium income in Cyprus increased to C£46,8 million, compared to C£43,5 million in 2005.

The favourable investment climate both in Cyprus and internationally helped EuroLife's investment funds achieve exceptional returns for the benefit of its policyholders. The Mixed Investment Fund and the Dynamic Fund achieved annual returns of 27,4% and 50,1% respectively. The total value of EuroLife's unit-linked investment funds reached C£248 million, recording a year-on-year increase of 29%.

VALUE OF UNIT-LINKED FUNDS (-•-)
ANNUAL RETURN OF THE MIXED FUND (—)


(C£ million)
300
200
100
0
30%
20%
10%
0%
2004
2005
2006

Higher sales of new policies, exceptional returns of the investment funds and the positive trend in claim payments on life policies pushed the net profits, on an embedded value basis, of EuroLife's domestic operations up to C£9,2 million, a 4,8% increase on the exceptional results achieved the previous year.

This performance has enabled EuroLife to consolidate its leading position in the life assurance market to the acclaim of its customers and the general public. A market survey conducted by an independent firm in March 2006 identified EuroLife as the insurance company with the best reputation, as the most reliable insurance company and as the insurance company with the best products and highest returns on its investments. As far as reliability is concerned, which was identified as the most important factor when choosing an insurance company, EuroLife was well ahead of its competitors, making it the first choice for life assurance policies.

MARKET SURVEY


(percentage of replies)
30%
20%
10%
0
Most reliable company
Preferred company
EuroLife
Competitor A
Competitor B

INVESTMENT BANKING

THE CYPRUS INVESTMENT AND SECURITIES CORPORATION

The Cyprus Investment and Securities Corporation (CISCO) offers brokerage, fund management and investment banking services in Cyprus. The event that marked year 2006 was the operation of the Common Platform between the Cyprus Stock Exchange (CSE) and the Athens Exchange (ATHEX) on 30 October 2006. CISCO has been acting as a remote member of the ATHEX for the execution of trades on the exchange from the first day of operation of the Common Platform.

The Brokerage Division of CISCO maintained a leading position in terms of the volume of trades executed on the Cyprus and Athens Exchanges during 2006. CISCO had a market share of 15% for the first 10 months of 2006 (before the Common Platform was introduced) and 12% for the last two months of 2006, when new remote members from Greece began to trade on the Cyprus Stock Exchange. As a remote member of the ATHEX, CISCO maintained its lead over the other remote members in Cyprus over the last two months by completing trades worth €25 million.

The increase in the Company's market share has been primarily driven by its expanding customer base through the CISCO on-line internet trading platform. The system offers the facility for on-line trades on both the CSE and the ATHEX.

The Investment Banking Division activities focused on rights issues, bond issues, financial planning, corporate restructuring and business plan consultancy services. On the primary market, the Division successfully acted as Lead Manager for the first shipping company to be listed on the CSE. The Investment Banking Division's involvement in merger and acquisition activities in 2006 is considered as important.

The Company's Fund Management Division expanded its already wide range of institutional and personal

customers. Following the liberalisation of capital movements, the Fund Management Division now offers an extensive range of products and services, which cover the international stock markets and include discretionary international fund management.

CISCO's main strategic objective continues to be to maintain its leading role in its three sectors of activity. To this end a business development plan was implemented in 2006 in connection with the introduction of the Common Platform. Immediate objectives remain to increase turnover, expand its customer base and exploit two-way synergies with the Group.

PROPERTY DEVELOPMENT AND MANAGEMENT

KERMIA AND KERMIA PROPERTIES & INVESTMENTS

Both Kermia and Kermia Properties & Investments specialise in developing, selling and managing properties, with activities mainly in Nicosia and Limassol.

Demand for properties continued to be fairly high in 2006, especially for land and plots. Sales of properties by the two companies reached C£11,1 million and after-tax profits amounted to C£3,5 million. Kermia Properties & Investments disposed of a large part of its portfolio, but still owns some valuable properties which are available for sale and/or development.

Kermia is planning to start work on three-storey apartment blocks and a ten-storey building in Nicosia in 2007. Work to split land into plots in other areas is also due to start in 2007.

Kermia Hotels, a subsidiary of Kermia, operates the Kermia Beach Bungalow Hotel Apartments in Ayia Napa. The location and type of complex are attractive to families with children, which results in a high level of repeat business from both local and foreign customers.

HUMAN RESOURCES DIVISION

In December 2006, the Human Resources Division (HRD) recruited 49 office staff in Cyprus, mainly to support the branch network of the Bank, with the ultimate aim of improving customer service.

Staffing of the Group's operations in Romania and Russia started in the second half of 2006. The management team has been put in place in both countries and office staff is now being recruited using existing recruitment procedures.

Group staff is assessed once a year using an Annual Assessment System, the basic aim of which is to improve staff performance, increase employees' productivity and facilitate their personal and professional development.

In Cyprus, Bank of Cyprus also uses a number of other assessment systems in addition to the Annual Assessment System, the most important of which is the 360° Assessment System which is designed mainly to assess and develop its managers' skills. These assessment systems are successfully used by virtually all major organisations abroad and will also be applied at Bank of Cyprus Greece, Romania and Russia.

This Annual Assessment System is essentially designed to:

- Assess staff performance against their work targets for the past year and set work targets for the following year. Work targets are based on the duties and demands of each position and focus on the employee's main area of work. They are discussed and agreed between the assessor and the employee during an assessment interview and must be as specific and quantifiable as possible and have a timetable for completion.
- Assess staff performance against certain basic parameters which the Bank considers important for its staff at all levels, and which reflect its strategic objectives. Staff performance is assessed in terms of a series of parameters such as job

expertise, business development, customer service focus etc.
- Enable a personal development programme to be prepared for each employee on the basis of the staff performance assessment. The programme includes specific actions to improve the employee's personal and professional development and must be completed by the end of the year.

Although the basic components remained the same, the HRD made a number of changes and improvements to the Annual Assessment System in 2006 which:
- greatly simplified the overall procedure,
- gave a clearer picture of the employee's performance, and
- better identified staff training and development needs.

The Human Resources Division will fully automate the Annual Assessment System at the beginning of 2007. This will improve monitoring and control of the overall assessment procedure and reduce the time and cost of managing the System.

The 360° Assessment System is a method for collecting information (usually anonymously) regarding each person's knowledge, abilities, skills and conduct at work from various sources, such as superiors, subordinates and peers.

This method gives employees a chance to compare their own assessment of their behaviour and performance at work and against that made by their superiors, peers and subordinates. The 360° Assessment System gives employees the opportunity to identify their strengths, put them to better use and address areas in need of improvement in order to make them more effective as managers, colleagues and subordinates.

The 360° Assessment System is successfully used by numerous organisations throughout the world. As an example in the USA, 65% of companies use the 360° Assessment System (Mercer Research). In Cyprus, Bank of Cyprus was one of the first organisations to introduce this system and is one of the few to apply it. The most important benefits of this type of assessment include:
- a more complete picture of staff skills against specific performance criteria, as information is obtained from various sources (such as subordinates, peers and superiors),
- staff development based on feedback from colleagues, and
- improved communication between staff.

This system has been fully automated for 2007. This will allow the HRD to assess and develop the skills of a larger number of officers every year, focusing on middle management.

Assessment Centres primarily assess the managerial skills of participants through a series of exercises that simulate the working environment of a team manager at the Bank. A personal development plan is prepared on the basis of the candidate's results at the Assessment Centre.

These centres are attended every year by a large number of office staff who consistently perform well in their job and show the potential for taking on additional duties and responsibilities as team managers.

In addition to organising a large number of technical seminars, the Training and Development Division focused on meeting the staff's increased personal development requirements in 2006. New pilot programmes based on e-learning and blended learning technologies were introduced, with particular importance attached to empirical programmes which use innovative exercises and feedback to develop various types of skills. A number of seminars designed to develop the managerial skills of branch and division line managers were organised and this is expected to continue on an annual basis. Afternoon staff training and development courses were also introduced in 2006.

INFORMATION TECHNOLOGY DIVISION

The Information Technology Division's work in 2006 was centred on the need for the Bank to comply with International and European regulations, to continue the implementation of the Group's strategy to increase profitability and efficiency, to improve the quality of the advances portfolio and to continue strengthening and maximising synergies between the Group's IT systems.

Flexible, open-ended, cost-effective solutions were developed to support compliance by the Bank with Basel II and EU directives. A capital adequacy calculation system was completed covering the Group's operations in Cyprus, Greece and the United Kingdom. This system not only allows users to generate the final result but also to parameterise and analyse the results. The first results were submitted to the Central Bank of Cyprus in December 2006, making the Bank one of the first to comply with the Basel II filing requirements.

Work was started on an anti-money laundering project based on Central Bank guidelines. Specialised software was purchased following an agreement between local banks. This project will be completed in two stages. The first stage, which involves monitoring transactions and establishing customer financial profiles, started in September 2006 and has already been completed. The second stage, involving checks on politically exposed persons and terrorists, will be completed in late February 2007.

During 2006, the Bank embarked on an intense effort to ensure that the Bank's IT systems will be upgraded in time for the introduction of the single European currency (euro) on 1st January 2008 as well as for the numerous related legal provisions and directives of the Central Bank. In addition to preparing a detailed action plan, the Bank has upgraded its systems to allow dual currency reporting in both Cyprus pounds and euro. Customers are given the opportunity to become familiar and gradually feel comfortable with the new currency with clear, easily legible dual currency reporting on bank statements, receipts issued by the Bank's ATMs and the screens of the Bank's internet banking service.

Another area of intense activity during 2006 was that of consumer credit and specifically the card sector. The Information Technology Division has closely monitored developments with respect to the transition to the Single Euro Payments Area (SEPA) and the need to comply with the new credit card standards recommended by international organisations (such as Visa, MasterCard and American Express). To this end, it has worked closely with the Bank's Card Centre and strategic IT solution providers to put important IT system infrastructures in place. This project included the installation of a system to manage the ATM network and serve as a central nodal system for approving transactions from ATMs and points of sale (POS). The new software which has been installed on a reliable processor, guarantees very high ATM availability and, by extension, continuous customer service via this alternative channel.

Another strategic advantage of the new system is that it laid the foundations for Bank of Cyprus to continue introducing the new smart card technologies required by international card issuers. In recognition of the importance of the new generation of cards in 2006 all the necessary infrastructure preparations for their introduction were started. A series of long-term projects to comply with the specifications laid down by Europay, MasterCard, VISA (EMV) and AMEX to convert their magnetic strip cards to smart cards was started in conjunction with JCC Payment Systems (JCC creates interbank systems and provides card transaction processing services).

The Information Technology Division proceeded with a series of projects centred on the strategy defined in early 2005 to effectively exploit synergies with the ultimate aim of standardising technologies, applications and systems in all countries where

Bank of Cyprus operates. Examples of this are the SWIFT project, the ATM reconciliation project, online banking and the payment order processing system.

The SWIFT project was designed to fully centralise the Group's SWIFT systems (Cyprus, Greece, the United Kingdom and Australia). With the support of modern high-tech systems, the Group's SWIFT Management Division based in Cyprus now handles all the Group's SWIFT messages (both incoming and outgoing).

Another synergy-based project has been introduced to make use of the system for incoming and outgoing payment orders used at Bank of Cyprus Greece to meet demand in Cyprus. Following the completion of the pilot stage, the system was installed in 2006 at the IBUs in Nicosia and Limassol, and the first stage (outgoing payment orders) is operating successfully. A great deal of importance has been attached to the development of the system so that it can process payment order instructions transmitted by clients via internet banking.

The ATM reconciliation project is designed to automate accounting reconciliation of ATM transactions from the network in Cyprus and Greece, making use of the infrastructure in Cyprus thus avoiding the need to also install the system in Greece. The rollout of the system is under way in Greece and a number of branches are already using the solution.

IT projects in 2006 included a project to provide a common internet banking system for the United Kingdom, Romania and Russia. This solution provides a wide range of services for all types of customers (individuals and businesses).

Security was another area of crucial importance in 2006. Given that security is vital for the promotion of transactions and services via alternative channels, the use of specialised security devices (Digipass) has been introduced across the board in both Cyprus and Greece. This technology makes it impossible to steal passwords or effect fraudulent internet banking transactions.

As part of the Bank's Business Continuity Plan, investments were made in hardware and software and infrastructures and procedures were put in place, to ensure that systems continue to function, thus guaranteeing business continuity in the event of a minor or major disaster. These infrastructures and procedures can be activated in the event of a disaster in order to support the Bank's major business operations.

Projects to create effective specialist centralised services were also implemented in 2006. The Central Loan Execution Division was equipped with the necessary IT infrastructure needed to help complete loan procedures more efficiently and serve the network more quickly. Another major challenge was supporting the Central Debt Collection Division. A series of projects were implemented which upgraded the support system used by the Central Debt Collection Division to handle retail customers. In addition, a specialised system was developed to collate customer portfolio data and provide users with effective help in the daily monitoring of portfolio quality.

group operations \ GREECE

RETAIL CUSTOMERS AND SMALL AND MEDIUM-SIZED ENTERPRISES

RETAIL BANKING DIVISION

In 2006, Bank of Cyprus Greece continued to improve its competitive position in the domestic market by:

- expanding its network of branches, which now number 120, and giving branches a renewed, more friendly image and a higher profile, in order to meet the latest market requirements, and
- creating and promoting innovative products based on current customer needs, coupled with effective marketing to attract new customers, thus improving its corporate image.

The focus of Bank of Cyprus continued to be the growth of loans to retail customers, especially those to self-employed businessmen, which increased by 68%. Furthermore, the Card Division performed exceptionally well for another year, in a particularly competitive and mature market, with card balance transfers increasing by 30%, which is several times higher than that achieved by the rest of the market.

Bank of Cyprus consolidated its dynamic presence and strengthened its position in the mortgage loan and consumer credit markets by offering competitive products.

Total deposits increased by 14% to €7,70 billion. This increase was mainly driven by the Bank's efforts to attract new customers by offering deposit products with consistently satisfactory returns, which have helped to establish the Bank as one of the preferred institutions of the Greek public. It also maintained its dynamic presence and increased its customer base for the processing of payrolls of private individuals, civil servants and pensioners.

With the focus on the one hand of enhancing the quality of customer service and on the other hand of supporting its internal units, the Bank has developed a Customer Relationship Management (CRM) system. The Informational CRM collates, processes and utilises the information in the Bank's systems in order to gain an overview of customer relations with the Bank. Informational CRM generates a large number of reports for the branches and central divisions to help them monitor their target customer segments, support their decision-making and launch sales campaigns. Operational CRM provides branches with real-time access to an overall picture of the relationship of each customer with the Bank and is used as a tool to facilitate the administration of sales campaigns, the processing of transactions, etc.

The objective for 2007 is to strategically develop in the retail banking sector with dominant presence and competitive products in all sectors (mortgage loans, consumer credit, loans to self-employed businessmen and cards). For this reason Bank of Cyprus will extend its network in 2007 with 15 new branches.

SMALL AND MEDIUM-SIZED ENTERPRISES DIVISION

The Small and Medium-sized Enterprises (SMEs) Division provides services to SMEs through 63 Business Centres located in six regions throughout Greece. Given the importance of SMEs to the Greek economy and the increased efforts being made by all Greek banks to extend their activities in the SMEs sector, the Bank plans to open at least another seven new Business Centres in 2007. This will provide very satisfactory coverage across the whole of the country.

During 2006 Bank of Cyprus was again successfully involved in the schemes run under the regional development programmes of the Third European Union Support Framework, resulting in increased investment proposals for SMEs.

The Bank's comparative advantages in the SMEs sector result from the specialist service offered by the Business Centres as well as their speed and flexibility, all of which create a special relationship with the customer. Focus

will continue to be given to this sector which accounts for 43% of all the Bank's advances.

ALTERNATIVE DISTRIBUTION CHANNELS

Alternative distribution channels include banking via the internet, telephone and ATMs.

Bank of Cyprus Greece's ATM network comprised 167 ATMs at the end of 2006, 122 of which were installed in branches and the remaining 45 being off-site ATMs located in companies, department stores, bus stations, hotels, public places, etc. In mid-2006 the Bank also started installing bulk note acceptor (BNA) ATMs.

Customers can use the Internet Banking facility to check account balances and statements and carry out transactions such as transfers, payments and brokerage transactions. New services were added during 2006 and developments will continue in 2007. The Internet Banking website is visited by a large amount of registered users every month, (presenting continuously increasing usage at a rate of over 40% compared with 2005).

The Phone Banking Division provides authorised users with the facility to carry out a wide range of banking and brokerage transactions and obtain information on the Bank's products and services. The Loan by Phone Division takes calls from people requesting information or submitting loan applications. These two services together took over 140.000 calls in 2006. Plans to upgrade the Division during 2007 have already been prepared and scheduled.

CORPORATE BANKING AND SHIPPING DIVISION

2006 was a year of reorganisation and restructuring for the Corporate Banking and Shipping Division. These changes were highly successful, resulting in an 18% increase in advances and a significant improvement in the quality of the portfolio.

The dynamic position achieved by the Bank, combined with exceptional and immediate response to applications from existing and new customers and its expansion into the shipping and investment banking sectors, bodes well for further expansion of the portfolio and improved profitability in the Division.

INSURANCE SERVICES

KYPROU ASFALISTIKI

General Insurance of Cyprus operates in the Greek insurance market through its branch registered under the name of Kyprou Asfalistiki. Since it was established almost five years ago, Kyprou Asfalistiki has grown dynamically both in terms of the volume of insurance business generated and profitability. It has also built up insurance reserves of €11,9 million solely from its own sources of income.

Kyprou Asfalistiki offers all general insurance services with the exception of motor insurance and insurance relating to legal protection, letters of credit and warranties. Its main objective continues to be the provision of insurance services to Bank of Cyprus customers through the creation of products with comprehensive coverage, user-friendly features both in terms of language and format and which can be tailored to meet the specialised requirements of specific sectors of the market. Products are marketed to the Bank's customers through the branch network. The branch network is supported by customer service officers who are available for customers with specialised requirements.

The main policy of Kyprou Asfalistiki is to maintain the high level of professionalism of its officers and apply a customer-oriented administration approach, which ensures that it can offer Bank of Cyprus customers the best possible insurance services.

In 2006, Kyprou Asfalistiki generated gross premiums of €6,8 million, an increase of 26% against 2005 (€5,4 million) and recorded profits after tax of €1,0 million compared to €0,7million in 2005.

The objective of Kyprou Asfalistiki over the next three years (2007-2009) is to maintain high rates of growth in both production and profitability and hence further strengthen its position in the Greek insurance market.

KYPROU ZOIS

Kyprou Zois operates as a branch of EuroLife in the life assurance market and is rated as one of the most profitable companies in the life assurance sector in Greece. Kyprou Zois relies on bancassurance methods, i.e. it exploits the huge potential for cross-selling to the Bank's customer base by providing products which are linked to the products and services marketed by the Bank in Greece, addressed both to private individuals and business clients through the Bank's branch network.

Kyprou Zois offers life assurance policies on all types of Bank of Cyprus loan products for private individuals, consumers and business professionals. The insurance products linked to mortgage, business, consumer and personal loans and credit cards have a very high level of new loan penetration (ranging between 45% and 70% of new loans granted, which is one of the highest in the Greek banking sector). Strand-alone products have also been developed for personal pension planning and products with children as the beneficiaries.

Special attention was paid to improving the operating systems of Kyprou Zois in 2006. Far-reaching campaigns promoting loan insurance targeted at the Bank's customers were carried out with the assistance of the Bank's CRM system and using the alternative distribution channels.

There are plans to launch new insurance products in 2007 targeted at SMEs and to extend the range of products that are linked with consumer banking products.

LEASING

KYPROU LEASING

Ten years after its incorporation, Kyprou Leasing is well established as one of the largest leasing companies in Greece both in terms of volumes and rate of growth. The Company has built up strong business ties with its associates and an extensive customer base and has successfully maintained a leading position in the vendor leasing market by expanding its relations with the main suppliers of business equipment trading in Greece. According to the most recent statistics, Kyprou Leasing has a market share of over 18%.

Kyprou Leasing, using its valuable experience and high standard of prompt customer service, aims to continually improve its services by creating specialised products tailored to each business activity. The Company has recently developed a product for the purchase of commercial property with a zero rate of interest for the first four months, which can be adapted to individual customers' needs. Kyprou Leasing adapts to the constantly changing market conditions by further extending its customer base through the branch network of Bank of Cyprus, thus meeting the needs of customers throughout Greece and maintaining specialist branches in each geographical area (Thessaloniki, Crete, Larissa, Patra).

As part of the continuing expansion of the Bank of Cyprus branch network in Greece, the Balkans and Russia, Kyprou Leasing is ready to meet the new challenges and adapt to the constantly changing and competitive environment in which it operates. With its high standard of technical know-how and well trained officers, it intends to further establish its strong presence and continue to develop its activities.

The strategic objectives of the Company for 2007 are to:

- further extend the company's client base,
- utilise the new synergies created by the expansion

of the Bank of Cyprus Group in Greece and abroad, and
- maintain a high level of profitability coupled with quality lending in order to further strengthen the Company's capital structure.

KYPROU FACTORS

2006 was an exceptionally successful year for Kyprou Factors, with improved volumes almost across the board (overall market share increased from 15% to approximately 19% and from 8% to 16.7% in international factoring).

More specifically, in the year under review:
- turnover increased from €662 million to €874 million (32%increase),
- discounting was up from €181 million to €255 million (40%increase), and
- turnover from international factoring through FCI (Factors Chain International) jumped from €24 million to €63 million (259% increase).

As a result of the increase in its international factoring business, the FCI upgraded Kyprou Factors from associate to full member in June 2006. Kyprou Factors now ranks 39th on the list of international factoring companies (up from 60th in 2005) out of a total of 212 members in 61 countries.

Important organisational and operational improvements werealsomadebyautomatingcustomer data processing, completing the online internet customer information system, gradually upgrading the computer system and developing management information systems with work measurement reports for all the Division's departments.

In 2007, Kyprou Factors aims to:
- increase its market share,
- increase turnover,
- enhance profitability,
- further increase the volume of international factoring business, especially import factoring, and
- expand its discounting business while maintaining a healthy portfolio.

These objectives will be achieved by stepping up its efforts to create products tailored to customers' requirements and the ability to serve customers with a large number of accounts receivable, as well as by further expanding its portfolio by penetrating both the SMEs and large corporates sectors both for their domestic trading and for their export activities.

The comparative advantages of Kyprou Factors are the Group's excellent know-how and long-term experience in factoring, the emphasis on administration and operations using leading-edge technology, the Division's fast and flexible decision making in cooperation with the appropriate loan sanctioning authorities, its close collaboration with the Bank's network, its countrywide presence and the professionalism and high quality of its staff.

PRIVATE BANKING AND ASSET MANAGEMENT

PRIVATE BANKING

The Private Banking Division in Greece maintains offices in Athens and Thessaloniki. Private Banking products and services in Greece are designed for high networth individuals, with significant funds available for investment. The Division works with the largest international investment houses to provide customers with a wide range of investment options and access to the international bond markets and all the major foreign stock markets. It offers Greek mutual funds through Kyprou AEDAK, mutual funds managed by the Swiss bank UBS and composite structured capital-guaranteed products from almost all foreign investment houses.

The aim of the Private Banking Division is to offer quality services tailored to the requirements of individual investors on the basis of their investment profile and their characteristics.

ASSET MANAGEMENT

The Bank's Asset Management Division focuses on providing and supporting the UBS funds, which are represented in Greece by the Bank of Cyprus. Total funds invested in the international mutual funds of UBS continued to increase in 2006, increasing the overall capital invested in foreign mutual funds by the Bank's customers by 39% compared with 2005.

CUSTODY AND DERIVATIVES CLEARING DIVISION

In 2006, Bank of Cyprus became a remote member of the Cyprus Stock Exchange for trade settlements and transfers, and also undertaking to provide custody services. The procedures and software applications needed in order to act as custodian for Kyprou AEDAK were put in place in 2006, ready for the Bank's custody service to start up in early 2007.

KYPROU MUTUAL FUND MANAGEMENT COMPANY (AEDAK)

The mutual funds managed by Kyprou AEDAK performed extremely well last year and achieved high rankings compared with the competition. The returns and ranking of the mutual funds managed by Kyprou AEDAK for 2006 are summarised in the table below.

It is worth noting that:

- The annual return on the Asset Allocation Mutual Fund was 7,59% higher than the benchmark (Athens Exchange General Index 40% & 10-year Government Bond Index 60%) and 3,51% higher than the average return on all domestic mixed mutual funds. The mixed mutual fund also achieved a return of 44,76% over three years.
- The ranking of the Dynamic Equity Mutual Fund remained consistently high (in the top 3 mutual funds out of 63 domestic equity mutual funds, with an annual return 19,02% higher than the average return in its class). The Dynamic Equity Mutual Fund also achieved a return of 97,19% over the three years from 01.01.2004-31.12.2006.
- The Equity Mutual Fund achieved a return of 22,75% in 2006 and an annual return exceeding the return on the General Index by 2,82%. It also achieved a return of 68,48% over three years.
- The Bond Mutual Fund ended the year with a return of 0,30% and a return of 6,18% over three years.

The total funds under management by Kyprou AEDAK amounted to €103 million.

RETURNS AND RANKING OF MUTUAL FUNDS (MF) KYPROU AEDAK

Kyprou Greek MF Domestic	Return on MF 1.1.06 - 31.12.06	Average return in class 1.1.06 - 31.12.06	Ranking 31.12.06
Dynamic Equity**	45,57%	29,21%	2 / 63
Equity*	22,75%	29,21%	35 / 63
Asset Allocation**	14,70%	14,03%	7 / 27
Bond*	0,30%	0,89%	20 / 31
Money Market*	1,61%	1,12%	22/26

* Decision no. 64/14.05.1998 (Government Gazette 590B/16.06.1998)
**Decision no. 172/13.04.2000 (Government Gazette 599B/8.05.2000)

Mutual fund benchmarks:
(1) FTSE/ASE-40, (2) Athens Exchange General Index, (3) Athens Exchange General Index & 10-year Government Bond Index (40/60), (4) 10-year Government Bond Index, (5) 1-year Interest-bearing Government Bond Index.

The objective of the Company's investment strategy remains to achieve higher than benchmark returns with the lowest possible level of investment risk.

BROKERAGE SERVICES

KYPROU SECURITIES

The brokerage sector continued to consolidate in 2006, with the number of active members of the Athens Exchange falling to 74 (of which 9 are remote members which are already members of the Cyprus Stock Exchange), compared with 78 in 2005. As a result of the improved trading climate, coupled with a high level of activity by foreign institutional investors on the Greek market, the average daily volume of transactions rose by 63% and helped concentrate trading with the ten largest brokerage houses, which account for 80% of trades.

Despite stiffening competition and the Company's conservative profile, the volumes of Kyprou Securities recorded sizeable increases at all levels in 2006, with the volume of transactions growing by 115%. The customer base grew by 16%, with the number of active customers (effecting at least one trade on the Athens Exchange) up by 64%. As a result, the Company achieved the 18th position in the rankings of brokerage firms, compared with the 21st place it held in 2005. The Company recorded an impressive increase in pre-tax profits, up from €1,2 million in 2005 to approximately €3,2 million in 2006.

The Company's objectives in 2007 are to maintain the same high levels of growth and broaden its customer base. An institutional investor and foreign market department is due to become operational in 2007.

HUMAN RESOURCES DIVISION

The Bank of Cyprus Group recruited 380 new employees in Greece (including the Group's Greek subsidiaries) during 2006, while 198 employees had departed. The Group currently has 2.603 employees in Greece.

Training provided for all members of staff is divided into main seminars for office staff and skills development seminars for managerial staff. 326 seminars for office staff were held and were attended by 4,602 employees, and 19 skills development seminars were organised and attended by 271 managerial employees.

Bank of Cyprus Greece continued to use its well-structured employee annual assessment process in 2006. The main criteria of this system are the qualities shown by the employee being assessed and the Group's overall organisational culture. The assessment process is designed primarily for development purposes. The strengths of each employee and the areas for improvement are identified on the basis of extensive discussions between the employee and the immediate superior. The ultimate objective of the assessment system is to help employees to further develop their skills and guide them towards a successful career with the Bank.

The Bank also uses Development Centres as another staff assessment tool for those with qualities to assume positions of responsibility in the future. The Development Centre procedure is applied at regular intervals to both office and managerial staff, with a view to identifying and developing new officers.

The promotions procedure is based primarily on the criteria of performance, potential, academic and professional qualifications, banking experience and seniority. The Group places particular emphasis on both performance and output in keeping with the Group's general approach to staff assessment.

The employee incentive, motivation and satisfaction system in place at Bank of Cyprus Greece now includes a New Ideas Prize, which was introduced during 2006 as an additional tool for motivating staff to submit innovative proposals which, if applied, might be highly profitable and/or could improve procedures. In addition, the healthy working environment, civilized working hours, library, sporting and social events organized by the Regional Social and Sporting Activities Committees, the gym provided by the Bank and the annual spending budget for each unit are all strong incentives which, coupled with the Group's flexible, employee-oriented approach, motivate staff to be creative and innovative in their work.

Finally, the system of annual pay increases is based on rewarding performance and output. This acts as a strong incentive, which rewards effort and gives even very recent recruits the chance to earn a salary commensurate with their performance. The advanced health care plan, pension scheme, company cars, mobile phones, parental leave and study leave all form part of the general staff policy applied by Bank of Cyprus Greece.

INFORMATION TECHNOLOGY

The Operations Division focused on developing systems to provide a fast, high-quality customer service and optimum internal monitoring and evaluation covering the demands of the supervisory authorities and compliance with their directives.

More processes were automated in 2006, including codification of transactions with subsidiaries' customers, online/real time presentation of customer positions/security gaps, direct evaluation of security (resulting in shorter debt collection periods) and direct reconciliation of company accounts and the automatic integration of pledged claims in calculations of the overall risk spread, thereby ensuring that possible credit or operational risks are identified promptly in accordance with the provisions of the Basel II Capital Accord. The Bank also developed an application to monitor and evaluate its relationships with its business partners and associates, in order to maintain a robust loan portfolio even where loans are granted through dealers. Statistics are compiled in the context of this application and reports are generated for all dealers handled by head office, dealers handled by the branches, any special agreements with the dealers, the dealer's response times to customers, dealer productivity, revenue and loan quality per dealer (servicing of loans or existence of arrears).

A new computer application has been developed internally so that all loan applications from private individuals, self-employed businessmen and businesses can be administered centrally. Administration involves filing of an application and electronic transfer of it, issuing a decision against an electronic signature, printing out the agreement and automatic disbursement of the money to the account stipulated by the customer. This new application has considerably reduced the Bank's costs and the use of modern technology has rendered certain procedures redundant. Decisions can be taken quickly and the Bank is able to respond promptly to customers' increasingly sophisticated requirements.

The Bank has also developed a system to service customers with a large numbers of payment orders and a new collection system (CT COLLECT), again in a bid to improve customer service and reduce costs. The collections system allows for the customer-oriented management of arrears for multiple loan products, auto dialling using Computer Telephony Integration (CTI), bulk SMSs through the mobile telephone network and for the parameterisation of letters to customers through the INDOCS system, with secure, immediate and cost-effective despatch (OMR Marking, Post Optimisation).

Bank of Cyprus is one of the first banks in Greece

to introduce a CRM system throughout the branch network (rather than just in call centres). Special attention was given in 2006 to campaigns to promote the Bank's products through the highly successful CRM Sales & Marketing module.

The Bank is also preparing to join the TARGET2 automated payment system for payments in Euro in Greece, Cyprus and Europe (SEPA) and is also considering an electronic payment order management application which will transfer instructions from the branch network to the Central Loans Division via an electronic application. This will speed up customer service by minimising the time taken to receive and execute requests and cut administration and communication times, save paper (printouts, archives etc.) and eliminate the risk of misplacing requests.

For the sixth consecutive year, the Bank in Greece received the Quality Recognition Award from J.P. Morgan for Swift messages with a 99,68% STP.

group operations \ OTHER COUNTRIES

UNITED KINGDOM

BANK OF CYPRUS UNITED KINGDOM

Bank of Cyprus United Kingdom (BOC UK) aims to be the best possible specialised bank for small and medium sized enterprises (SMEs). In 2006, BOC UK recorded an increase in pre-tax profits of 21%, whilst total advances rose by 22% and total customer deposits by 19% compared to 2005.

BOC UK distinguishes itself from the competition through its ability to provide an exceptional standard of personal customer service, to understand the needs of customers and to offer flexible and competitive products.

BOC UK's strategy of offering long-term deposit products at attractive interest rates allowed it to successfully penetrate into the wider UK market in 2006, thereby generating more cross-selling opportunities. In 2006, the Bank's bond products attracted deposits totalling STG£52 million, mainly from the domestic market.

The centralisation of credit management was completed during 2006 and significant progress was made on automation of its procedures. Also towards the end of 2006 a centralised help desk was set up, which will be fully operational in 2007. These initiatives have helped account managers to focus their efforts on business development.

Following a reappraisal of the Bank's network, the South London and Birmingham branches were relocated to more suitable and attractive sites, which will allow for the more effective development of the local corporate lending portfolio. The relocations are expected to take place in mid 2007.

Its ability to adapt and promote change, and improve its efficiency allowed BOC UK to exceed its ambitious performance targets for 2006 and put it on course for significantly enhanced growth in the future.

As part of BOC UK's strategy and plans for 2007 and for the following years, the Bank intends to:

- further refine its lending policy, in order to maximise potential profits,
- continue providing attractive deposit products,
- more effectively coordinate efforts with Bank of Cyprus Channel Islands to attract deposits,
- actively promote foreign exchange and other fund management services,
- further improve its products and services offering, while keeping costs under control through strengthening of the Bank's relationships with external associates,
- continue introduction and referral business networking both within and beyond the traditional customer base,
- apply its revised marketing strategy in order to promote BOC UK as a high quality, service-orientated, competitive, alternative bank for SMEs, and
- set up a banking service centre in central London for non-UK residents and high net worth clients.

AUSTRALIA

BANK OF CYPRUS AUSTRALIA

The aim of Bank of Cyprus Australia is to expand its operations which are directed at the large Greek-speaking communities in Australia, especially in Melbourne and Sydney. The Bank continues to add value to the Group by offering products for people travelling to Cyprus and Greece and by assisting customers in executing transactions in Cyprus and Greece.

The Bank is actively involved in the Cypriot and Greek communities and has sponsored numerous cultural, sporting and social events throughout the year.

The service network was enhanced with the opening of another new branch in Melbourne, increasing the total number of branches to 11. The Bank also provides internet banking services, which improved the Bank's access to the market and the services

offered to its customers. Internet banking services are complemented by a new electronic savings account which proved to be very popular. The Bank now offers a complete range of products and services that meet the requirements of both retail customers and small and medium-sized enterprises. The standard of service is constantly being enhanced by increasing staff numbers and improving their training.

Advances increased by 15% to AUS$485 million and deposits were up by 18% to AUS$393 million. The Bank's shareholder's funds amount to AUS$57 million.

CHANNEL ISLANDS

BANK OF CYPRUS (CHANNEL ISLANDS)

Bank of Cyprus (Channel Islands) offers innovative deposit and lending products in one of the top financial centres in the world. It also offers Private Banking services, which include investment and brokerage services. Bank of Cyprus (Channel Islands) celebrated its 10th anniversary in 2006, which was marked by impressive growth in volumes and profits.

REPRESENTATIVE OFFICES

The Representative Offices maintained their successful foreign presence in 2006, a dynamic presence that covered five countries: USA, South Africa, Canada, Romania and Russia. The two Russian Representative Offices in Moscow and St. Petersburg were very successful.

In order to take advantage of the opportunities that have arisen from the booming economies of the countries of the former Soviet Union, an application has been filed to set up a Representative Office in Ukraine. The approval of the application is expected very soon.

The Representative Offices provide Group customers with a high level of service wherever they are, thereby bridging geographical distances. Their experienced and skilled officers provide information on and access to the entire range of Group services. The Representative offices have become extremely important in promoting Cyprus as an international business and service centre.

EXPANSION INTO NEW MARKETS RUSSIA-ROMANIA

The expansion into new markets aims to continue the high growth of the Group in the long term and is based on the strategic advantages of the Group thereby minimising risks and creating value for shareholders. Countries that have been targeted are those where Bank of Cyprus has existing client relationships, with a high population, positive macroeconomic outlook, low banking penetration, and brand recognition for Bank of Cyprus, thereby providing excellent prospects for the Group. The experience of the Group's successful expansion into the competitive Greek market, its high liquidity and the existing client relationships comprise Bank of Cyprus' comparative advantage relative to competitors.

In Romania, approval has already been given by the country's Central Bank to commence banking operations (through a branch of Bank of Cyprus) and leasing operations (through Cyprus Leasing (Romania) IFN SA).

In Russia, an application has already been submitted for full banking operations in Moscow, the approval of which is anticipated within 2007.

Further details on the Group's expansion into these markets are provided in the 'Strategy and Targets' section of the Annual Report.

annual report \ OTHER GROUP OPERATIONS

OTHER GROUP OPERATIONS

GROUP TREASURY

Group Treasury is responsible for the proactive management of the Group's assets and liabilities based on a strategy laid down by the Group Asset and Liability Committee (ALCO).

Group Treasury participates in the money and bond markets to manage the Group's liquidity risk with the objective of increasing profitability through the efficient management of liquid funds and wholesale funding. Liquid funds are placed mainly in interbank deposits and tradable securities. Capital is raised through international bond issuance programmes, through issues of securities in Cyprus and via the interbank market in Cyprus and abroad.

Group Treasury also participates in the currency and derivatives markets for the effective management of exchange and interest rate risks within strict limits set by the ALCO.

Cyprus Treasury has a dominant position on the Cyprus pound exchange market, the banknotes market and the primary market for issues of securities by the Republic of Cyprus.

The amount of the Euro Medium Term Note (EMTN) Programme (through which the Group issues bonds abroad) was increased in 2006 from €1 billion to €1,5 billion. Two issues were made under this Programme, one for €300 million (Senior Debt) and another for €200 million (Subordinated Debt). Moreover, the Group has established a €500 million Euro Commercial Paper Programme, to meet its short-term borrowing requirements, which has operated successfully.

In the area of risk management, it is worth mentioning that Group Treasury has anticipated the convergence between the Cyprus pound and Euro interest rates and has promptly adjusted its position accordingly by investing in Development Bonds issued by the Republic of Cyprus. As a result of the convergence between long-term interest rates achieved over the last two years, the value of these Bonds has increased significantly and at the same time it has contributed to maintaining the Group's high net interest rate margin for the Cyprus pound. Interest income has also been enhanced by the increase in the portfolio of foreign currency bonds from C£1,39 billion in 2005 to C£1,75 billion in 2006 and by the management of the foreign currency interest rate position.

Profits generated from the management of open foreign exchange positions within the strict limits set by the ALCO exceeded the targets set, and were enhanced by the strategy to hedge anticipated profits in foreign currencies.

At the operational level, the process to centralise risk management throughout the Group was completed in 2006. This allows the most important risks to be managed on a daily basis at Group level and maximises available liquid funds.

The Customer Service Division was expanded in 2006 and can now handle larger volumes of transactions in foreign currency, which rose by 37% in 2006, compared with 2005. The number of transactions in Russian roubles has soared, which bodes well for the prospects available with the commencement of banking operations in Russia. A new specialised Corporate Division has also been set up to provide the necessary support and complementary services to the Corporate Banking Sector.

In 2007, the Treasury Division has plans for its operations both in Cyprus and for the Group's branches abroad.

In Cyprus it plans to increase Group liquid funds by investing in new financial instruments and to further improve customer service by introducing new products and services. It also intends to pave the way for taking on a leading role in the government bond sector given the imminent

introduction of market-makers for government bonds. At operational level, there are plans to introduce a specialised platform for transactions in foreign currency between Group divisions, to implement the Continuous Linked Settlement system (CLS) for settling interbank transactions in foreign currency with reduced settlement risk and to upgrade the transaction settlement system so that Treasury Division transactions can be settled at Group level.

In Greece there are plans to set up a Customer Service Division, mainly to support the Corporate Banking Sector, and promote business development through the use of treasury products.

Finally, in 2007 Treasury Divisions will be set up in Romania and Russia, in order to support the operations of the banking units in these countries.

GROUP RISK MANAGEMENT

The three Risk Management Divisions (credit, market and operational) continued their preparations for the adoption of the New Capital Accord (Basel II) and the corresponding European Union directive (Capital Requirement Directive). These directives have been incorporated into a directive issued by the Central Bank of Cyprus in December 2006, governing the calculation of capital requirements and major financial exposures. The primary objective was to complete, within the timeframe set by the authorities, the required preparations for the measurement of credit and operational risk on the basis of the standardised method that the Group intends to adopt. This work has been completed by all three risk management divisions. Nonetheless, the major benefit to the Group will arise from the realisation of the longer-term objective to adopt specialised monitoring and measuring methods for all types of risk, in order to reduce both potential losses resulting from these risks and the relevant capital requirement. The three Risk Management Divisions are moving steadily in this direction with the ultimate aim of covering the entire Group.

CREDIT RISK MANAGEMENT

The Group, in response to the latest best banking practices, places great importance on the effective management of credit risk, i.e. the risk of default in its loan portfolio. This is achieved through a combination of highly trained and specialised personnel and appropriate systems.

The Group continues to focus its efforts on making further improvements to the systems for assessing the creditworthiness of existing and new customers and the proper pricing of credit facilities. One key objective and priority of the Group is to bring these systems in line with the EU directives as soon as possible, particularly in light of the implementation of the New Capital Accord. Work for the application of the standardised method has already been completed, whereas the foundations for the implementation of the IRB foundation approach will be laid within 2007. The ultimate objective is to develop, as soon as possible, an integrated system combining an assessment of the borrower's creditworthiness (probability of default) with the security held by the Bank (loss given default) in order to measure and manage credit risk across the Group's entire loan portfolio. Such a system will facilitate a more accurate calculation of potential provisions for bad debts and capital requirements under the relevant regulatory guidelines. The main objective continues to be the uniform treatment of credit risk in all operating units of the Group throughout the world.

Measurement and Assessment

One important aspect of credit risk management is the development of new and the constant upgrading of existing systems for the assessment of the creditworthiness of Group customers. The Moody's Risk Advisor system has been successfully implemented as a basic risk assessment application in both the medium-sized enterprise and corporate

customer sectors. The objective for 2007 is to apply this application in such a way so that both the customer's ability to honour loan repayments and the overall credit risk can be calculated more efficiently. The first step is to calculate the Borrower Rating, i.e. an assessment of the credit-worthiness of the customer which is calculated on the basis of the business' financial information, the quality of management, market trends/outlook, behaviour of the business' bank accounts and the bank accounts of the guarantors/owners of the business. The second step is to calculate the Transaction Rating, i.e. the rating that reflects the Bank's overall credit risk arising from the customer. It is determined by taking account of all relevant factors, including any security. The Transaction Rating is based on the applicant's Borrower Rating and the Coverage Ratio (i.e. the degree to which the facility is covered by tangible collateral). The objective is to use this application in a way that will comply with the provisions of Basel II (IRB approach).

In the retail banking sector, credit scoring systems are used for new customers and behavioural scoring systems for existing customers, which are continuously upgraded, so that debtors and the risks undertaken can be carefully assessed.

Loan Sanctioning Policy

The Group has set specific limits for the various loan approval levels, which are applied by qualified officers or committees within a predefined framework. There are also appropriate credit risk policies for each market/sector based on an evaluation of the credit risk and changing economic environment. For this purpose there is continuous analysis and assessment of key economic indicators as well as the Group's loan portfolio. The branch network and business/corporate centres are regularly given specific guidelines for the sound growth of the Group's loan portfolio. Relevant instructions are also issued to ensure that, as far as possible, loans are properly priced on an individual customer basis.

Efficient Management, Monitoring and Control of Customer Advances

The ultimate objective of the efficient management of the Group's advances portfolio is to enable prompt corrective action to be taken as soon as irregularities appear on customer debit accounts, so as to drastically restrict bad debts and non-performing loans, on which interest is suspended for the purpose of the financial results. In this context, an integrated, automated collection/settlement system has been introduced in the retail banking sector for the timely handling of overdue debit accounts. At the same time, the SMEs and corporate loan portfolios are closely and systematically monitored and controlled centrally by specialised Group departments, as well as regionally by the Business/Corporate Centres, and appropriate prompt corrective action is taken. In addition, recoveries accounts are handled effectively at both central and regional level.

On 1 January 2006, new stricter regulations regarding non-performing loans came into force, through a directive issued by the Central Bank of Cyprus. Based on these new regulations, non-performing loans are defined as all unsecured debit accounts with arrears in excess of three months (rather than in excess of six months under the regulations which applied up to 31 December 2005). Despite the stricter regulations, coordinated efforts between Group management and lending units have brought about a sizeable reduction in the level of the Group's non-performing loans in 2006 (see Group Financial Review).

GROUP MARKET RISK MANAGEMENT

The Group Market Risk Management (GMRM) Division is responsible for measuring and monitoring the following risks across the Group:

- market risk,
- liquidity risk, and
- credit risk with correspondent banks and country credit risk.

The Group Asset and Liability Committee (ALCO) sets out the policy for the management of these risks and approves the level of acceptable risk and the limits, which are ratified by the Risk Committee of the Board of Directors.

The monitoring of these risks at Group level is carried out by GMRM officers, in the various countries in which the Group operates, who report directly to GMRM. They are responsible for monitoring risks on a daily basis and reporting any breaches to GMRM. GMRM is authorised to ratify small limit violations. More serious violations are reported daily to the relevant General Managers, monthly to the ALCO and quarterly to the Board's Risk Committee.

The Group's main banking units (Cyprus, Greece, United Kingdom) monitor the Bank's interest and liquidity risks on a daily basis. Smaller Group units assess these risks on a monthly basis.

In the second half of 2006, GMRM defined the framework and policies for the monitoring of market risks in the Group's operations in Russia and Romania. Within 2007 recommendations for appropriate limits will be submitted to the Group ALCO for approval.

Market Risk

Market risk is the risk of losses caused by fluctuations in market prices (primarily interest rates, exchange rates and equity prices). This risk may arise from trading transactions and as a result of asset/liability management. The majority of these risks are concentrated in the Treasury Division.

The ALCO has defined a specific strategy that comprises a wide range of limits, including strict open position limits, in order to manage the risk from fluctuations in interest and exchange rates.

Interest Rate Risk

The interest rate risk is managed using maximum loss limits set for each banking unit. There are separate limits for the Cyprus pound and for foreign currencies. The maximum loss limits apply for each year, for the first three years. They have been set as a percentage of the Group's equity (1%) and as a percentage of the Bank's net interest income (5%) and allocated to the various banking units of the Group, mainly in proportion to their contribution to net interest income. Small limits have been set for open interest rate positions in the over three-years period. From September 2006, the interest rate risk relating to the over one-year positions in Cyprus pound and the Euro is managed and monitored jointly.

In the last quarter of 2006, a trading portfolio was created for capital-market products (interest and credit risk positions). The ALCO has approved open position and maximum loss limits for this portfolio (which are included in the above percentages). GMRM monitors this portfolio on a daily basis.

Within 2007 the necessary systems will be developed so as to calculate the change in the Bank's Economic Value from changes in interest rates.

Exchange Rate Risk

In order to limit the risk from fluctuations in exchange rates, the ALCO has approved open position limits for each currency or group of currencies and for the overall open currency position. There are larger limits for open positions during working hours and smaller limits for positions left open overnight. The currency open position limits are smaller than those set by the Central Bank of Cyprus.

The ALCO has also approved maximum daily and monthly stop-loss and Value at Risk limits for the trading portfolio on foreign exchange trades (exists only in Cyprus). These limits are monitored by GMRM. The Value at Risk is calculated using the variance/co-variance method with 99% confidence interval and a one-day holding period. Historical data on exchange rates over the last five years is used. Losses realised in 2006 did not exceed the Value at Risk limit on any day.

Equity Price Risk
The market risk from fluctuations in equity prices is managed through limits on the maximum amounts that can be invested in equity shares for trading purposes as well as other restrictions, such as maximum investment limits per issuer, sector etc.

Liquidity Risk
Group Treasury is responsible for liquidity management, in order to ensure that the Group is able to meet current and future obligations at any given moment. For this purpose, the Group always holds cash and cash-equivalent amounts in the basic currencies in which transactions are conducted. In 2006, the ALCO approved the minimum liquidity headrooms needed for Cyprus and for the Group (over and above the requirements of the regulatory authorities).

GMRM monitors the Bank's liquidity and ensures adherence to the various limits (e.g. liquidity mismatch limits) set by the ALCO and the various regulatory authorities in the countries where the Group operates.

Credit Risk with Correspondent Banks and Country Credit Risk
This is the credit risk of insolvency of a correspondent or country with which the Group has placements or other open positions. The ALCO has approved a model for setting credit limits for correspondents and countries based primarily on their credit rating, as determined by recognised international credit rating agencies. In most cases, placements in overseas banks are allowed only if the credit rating of the bank is A1 (by Moody's) or higher. The average rating of our foreign currency liquid assets is Aa3 (by Moody's).

GMRM monitors changes to the ratings of correspondents and countries, for which the Group has limits, on a daily basis and notifies the Group's banking units of any changes to their limits. In 2006, a new system for monitoring credit limits with correspondents and countries was implemented. This system informs GMRM of any violations in real time. Moreover, a more accurate method is used to assess the credit risk of derivatives.

OPERATIONAL RISK MANAGEMENT

The setting up of suitable infrastructure and systems and perhaps more importantly, the establishment of the appropriate culture in the organisation, are the key elements needed to better manage the operational risks faced by banks.

The Group Operational Risk Management Division is responsible for developing specialised methods for measuring operational risks in order to allow for their proper monitoring and the timely identification of any shortcomings. This will guarantee full compliance by the Group with regulatory requirements and favourable results in the long term thanks to a better understanding and management of the relevant risks.

Potential losses from operational risks may occur in all the Group's activities, as a result of inefficiency or failure in internal processes or systems caused either by external events or human error. Operational risks therefore include a large range of possible scenarios, such as interruption of certain operations due to unforeseen external circumstances, financial fraud, procedural errors or oversights, misinterpretation of laws and regulations etc. All these risks are difficult to foresee but, with proper management, it is possible to limit adverse consequences.

Within this framework, work continued on the setting up of the necessary infrastructure and the gradual development of the necessary culture. The Bank started to record operational risk incidents in the specialised system which was developed and to use the information provided by the system to manage operational risk and, where possible, prevent it. Analysis of operating procedures from the point of view of better operational risk management also continued, the objective being to codify tasks and collate appropriate data that will

allow operational risk management indicators to be assessed and monitored. All Group companies will gradually be covered, including those providing services to the wider financial services sector, such as the insurance sector.

In 2007, the analysis of procedures will continue in both Cyprus and Greece and in parallel an international database will continue to be used to define and collate operational risk indicators.

At the same time, there are plans to adopt an integrated electronic operational risk management system designed to minimise losses and reduce capital requirements.

Finally, the major project of implementing a business continuity plan continues, with the aim of ensuring that services can resume immediately in the case of a disruption.

RISK OF NON-COMPLIANCE

The Compliance Division is responsible for ensuring that the Group has put in place all the arrangements and procedures needed so that, at any given moment, it can:

- satisfy the requirements of legislation and regulations applicable to Group activities, such as money laundering regulations, laws and regulations of the stock exchange authorities, legislation governing personal data etc, and
- meet the requirements imposed by interbank and other codes of practice adopted by the Group and compliance requirements imposed by agreements and conventions to which the Group is a party.

As a result, the Compliance Division is also responsible for the following:

- defining, assessing, monitoring and controlling the risk of non-compliance to which the Group is exposed and reporting to the Group management boards accordingly,
- promoting routine behaviour and codes of conduct which are compatible with the Group's compliance obligations, and
- ensuring that the Bank's staff is kept up to date and receives training with respect to compliance requirements as well as the procedures and policies adopted by the Group.

The Group's Compliance Officer reports to the Group General Manager Risk Management and coordinates the activities of Compliance Officers in the Group's companies and units.

Responsibility for compliance rests with General Managers and Divisional Managers, who ensure that the necessary procedures are applied and who work closely with the unit's Compliance Officer in order to achieve these objectives.

LITIGATION RISK

The Group may occasionally become involved in legal or arbitration proceedings, which may significantly affect the Group's operations and results.

Litigation risk arises from legal proceedings pending or threatened against the Group which are likely to entail costs for the Group.

Furthermore, in the event that legal issues are not properly handled by the Group, contracts with customers may become unenforceable, resulting in legal action being brought against the Group, the issuance of adverse judgments and the diminished reputation of the Group, all of which may disrupt the smooth operation of the Group and reduce its reserves and profits.

The Group's management attaches a great deal of importance to the proper assessment and monitoring of the risks associated with legal disputes or arbitration proceedings and other legal issues. The Group Internal Legal Division is charged with the continuous monitoring and management of legal risk.

annual report \ CORPORATE SOCIAL RESPONSIBILITY

CORPORATE SOCIAL RESPONSIBILITY

Social responsibility is fostered and practised by Bank of Cyprus through activities that go beyond the strictly financial. Social awareness is expressed through actions that put people first. People and respect for human dignity are watchwords for Bank of Cyprus. Human values rank alongside efficient management of financial resources and the upgrading of technology as the guide for every transaction or communication with customers, shareholders and society as a whole.

Health, Education and Culture are the main areas of focus of the Bank of Cyprus Group's social activity and contribution.

HEALTH AND SOCIAL CONTRIBUTION

BANK OF CYPRUS ONCOLOGY CENTRE

The Bank of Cyprus Oncology Centre was founded by the Bank of Cyprus Medical Foundation and the government as an independent legal entity and registered as a charitable foundation. It is run by a seven-member Board of Governors, three of whom are appointed by the Bank and three by the government, with a jointly appointed chairman. Board meetings are attended by representatives of the Cyprus Anti-Cancer Society, the Cyprus Association of Cancer Patients and Friends and Europa Donna Cyprus.

Since it opened in September 1998 to the end of 2006, 12.565 patients have visited the Centre. It should be noted that all Cypriot cancer patients benefit from the services of the Centre entirely free of charge.

As many as 1.585 new cases received help in 2006, a figure that represents about 80% of all new cases in Cyprus. The number of 'active' patients is estimated to exceed 7.000, since in 2006 alone 6.509 visited the centre at least once to receive some form of assistance. 300-400 patients from all over Cyprus visit the Centre daily.

In 2006, as part of a voluntary programme of radiation treatment quality control, a three-member team of experts from the International Atomic Energy Organisation carried out an inspection of the Centre and deemed it to be a Centre of Competence in the area of Radiation Treatment. The inspectors also concluded that the Centre constitutes a model for other radiation treatment centres.

In order to meet the challenges ahead, the Centre plans both to extend and to upgrade its diagnostic and therapeutic methods. The Bank has already approved a specific programme for the areas of radiation treatment, nuclear medicine and radiation diagnostics.

To date the Bank has contributed in excess of C£13 million towards setting up, equipping and operating the Centre. The Oncology Centre is the largest benefaction ever made in Cyprus and its contribution to society and the country's health services is beyond dispute.

CHAIN OF LIFE

For the eighth successive year, the Group's employees in Cyprus organised a highly successful series of 'Chain of Life' events. The aim of this series of events is to raise public awareness and to raise funds in aid of the Cyprus Anti-Cancer Society. The amount raised in 2006 amounted to approximately C£117 thousand.

ACTIVITIES OF BANK OF CYPRUS GREECE

As part of its social contribution, the Group in Greece has undertaken to support the work of 'Solidarity', the non-governmental Organisation of the Church of Greece. The support of the Bank contributed significantly to the creation of a Hospitality and Care Centre for quadriplegic children in a church building in Kypseli.

Bank of Cyprus Greece also supports the work of the non-governmental organisations UNICEF, Doctors of the World, the Greek Council for Refugees,

the Therapeutic Riding Association of Greece, the cancer charity 'Elpida', the child protection charity 'A Child's Smile' and the family assistance organisation 'Theofilos'. It also encourages and supports employees' voluntary work for charitable organisations and the organisation of sporting events. The Bank's objective is to help address social needs, especially of children and the weaker social groups, and to strengthen employees' social conscience.

EDUCATION

OIKADE

The Group's Oikade education programme for Greek-speaking children throughout the world has now been running for seven years in Greece and Cyprus. The programme is carried out under the auspices of the Greek Ministries of Education and Foreign Affairs and the Cyprus Ministry of Education.

The aim of the programme, in which over 130 schools participate, is to strengthen the cultural and linguistic identity and promote the skills of Greek-speaking children all over the world, so that they can meet the social challenges of a modern globalised society without losing their national identity.

The Oikade website (www.oikade.gr) operates a worldwide electronic network whereby schools in Greece and Cyprus and Greek-speaking schools abroad hold three-way live teleconferences. The key topic of these conferences is 'Greek neighbourhoods of the world', whereby each class invites the other two classes to go on a brief tour of their neighbourhood. Pupils carry out research and collect data regarding their specific region, such as its geography, natural resources, history, customs, traditions and culture, and present their findings at the teleconference. Oikade allows children to take an active part in the learning process and develop skills such as critical judgment, a sense of responsibility and teamwork.

The website also gives children and young people from all corners of the world the opportunity to expand their knowledge of Greek culture by accessing a rich pool of information, which is constantly being enriched with material collated and presented by the schoolchildren.

OTHER ACTIVITIES

In Cyprus, events aimed at supporting education have been organised, such as:

- The 8th vocational fair 'Career 2006', aimed at providing young people with information on career opportunities and prospects.
- Continued sponsorship of the historic exhibition 'Crusades – Myth and Reality', organised as part of the programme 'Crossings: Movements of People and movement of Cultures. Changes in the Mediterranean from Ancient to Modern Times'. This programme is supported by the European Union Culture 2000 programme and will continue until 2007.
- Continued sponsorship of the Chair of Finance at the University of Cyprus.
- An award for the best graduating pupil, with the participation of outstanding pupils from all the high schools in Cyprus.

CULTURE

BANK OF CYPRUS CULTURAL FOUNDATION

The Bank of Cyprus Cultural Foundation (BOCCF) was founded in 1984 thanks to the Bank's increased interest in assisting in the rescue of the cultural heritage of Cyprus pillaged or looted by the Turkish occupying forces and to promote the Hellenic culture of Cyprus internationally. Under its 1984 deed of foundation, all works of art, coins, maps and rare publications belonging to the Bank were handed over to the Foundation for conservation and safekeeping. These core collections have been expanded since and now represent collections of exceptional cultural significance. The Foundation has issued a rich series of publications and organises

exhibitions of and lectures related to the content of its collections and its other areas of activity. It also sponsors annual events that contribute to the literary and theatrical education of young people. In 2000, a branch of the Cultural Foundation was established in Greece in order to strengthen collaboration with foundations in mainland Greece and to promote the culture of the wider Hellenic World. The branch offices are temporarily housed in the head offices of Bank of Cyprus in Athens.

The Cultural Foundation continued to be active on all fronts in 2006: enrichment, recording and conservation of collections and museums, research and educational programmes, lectures, book launches and events, while continuing its publishing programme.

In January the conference 'The Educational Programmes of the Bank of Cyprus Cultural Foundation' was held in Nicosia and Limassol. The conference was organised on the completion of 11 years' operation of the Museum of the History of Cypriot Coinage (1995) and was dedicated to the educational programmes of the Museum and to the other educational programmes which have taken place on the occasion of periodic exhibitions of the Cultural Foundation. In the course of the conference there was an extensive presentation of the programmes by staff from the Foundation, followed by involvement of teachers who had had the opportunity to participate in the programmes of the BOCCF. The aim of the conference was to strengthen ties between the Foundation and the world of education, so that through dialogue and the exchange of views the contribution of the Cultural Foundation will become even more constructive. More than 300 teachers attended the conference. In the atrium of the Group's Headquarters in Nicosia the construction 'I learn, I create' was erected, which was conceived, developed and realised by the artist Maria Loizidou.

On 16 March the exhibition 'Yiannis Ritsos, Poet and Citizen' was inaugurated, in collaboration with the Benaki Museum and the Greek Embassy in Cyprus. The exhibition was first held at the Benaki Museum as part of the international conference 'Yiannis Ritsos, Poet and Citizen'. The aim of the exhibition was to set out the poet's career, through the presentation of documents obtained from his Archive, which form part of the Historical Archives of the Benaki Museum. On display were manuscripts, first editions and translations of his works, photographic material, personal possessions, as well as visual representations of the poet himself. The exhibition ran from 16 March to 6 May 2006. On 12 April, on occasion of the exhibition, a conference was held entitled 'On the Poetry and Poetics of Yiannis Ritsos', in collaboration with the Greek Embassy and the University of Cyprus. The conference was attended by a large number of students.

On 2 April the prize-giving ceremony of the Cyprus Association of Children's and Young Adults' Book was held. The prizes are donated by the BOCCF since its establishment in 1984. The award ceremony took place in the State Fair of Cyprus as part of the 10th Pancyprian Exhibition of Greek Books.

On 11 April in collaboration with the French Cultural Centre in Cyprus, a lecture was given by the speaker Odile Daune-LeBrun, entitled 'Au pied du mur: *réconstitution de l'habitat néolithique a Khirokitia* (Chypre)', and on 23 May a lecture by the speaker Maguerite Yon, entitled 'The rediscovery of an ancient town: Kition in Larnaca'.

On 22 May the award ceremony took place of the Cyprus School Drama Competition, in memory of Panagiotis Serghis. The BOCCF has sponsored the competition for the last ten years. The competition took place during 13-31 March 2006, with 47 schools participating in contemporary theatre and nine in ancient drama.

The book by Andreas Philippou 'Byzantine Architecture in the Troodos Mountains' was presented on 8 June in the open-air theatre of the Foundation. On the same day the President of the Republic inaugurated an exhibition of watercolours by A. Philippou entitled 'The Decline of the Cypriot Landscape'. The exhibition ran from 8 June to 8 July 2006.

On 27 September the photograph album 'Memories of Kerynia: Town Schools, 1921-1974' by Dr Ersi Demetriadou was launched and the exhibition 'Photographic Memories from the Greek Schools of the City of Kerynia' was inaugurated. The exhibition ran from 27 September to 18 October 2006.

On 4 October the exhibition 'Chypre d'Aphrodite à Mélusine. Des royaumes anciens aux Lusignans' (Cyprus, from Aphrodite to Melusine. From the ancient kingdoms to the Lusignans) was opened at the Geneva Museum of Art and History, which was jointly organised by the BOCCF and the Geneva Museum of Art and History. Exhibits from the BOCCF collections were on display in the exhibition, such as coins, maps, old editions engravings and mediaeval pottery, icons and other artefacts from the Holy Bishopric of Morphou, mediaeval pottery from the Leventis Municipal Museum, as well as other antiquities from the Department of Antiquities. The exhibition was opened by the wife of the President of the Republic Mrs. Fotini Papadopoulou before more than 900 people. The exhibition ran from 4 October 2006 to 25 March 2007.

On 21 October, the BOCCF organised an international symposium entitled 'La Serenissima e la Nobilissima: Venice in Cyprus and Cyprus in Venice' in collaboration with the University of Cyprus and the Italian Embassy. The symposium was attended by more than 200 people. On the same evening the exhibition 'Cyprus of the Venetians: 'Sources from the Collections of the Bank of Cyprus Cultural Foundation' was inaugurated. The exhibition ran from 21 October to 21 December 2006.

Publishing Programme of the Bank of Cyprus Cultural Foundation

The following publications were introduced in 2006:

- *Francesca Cavazzana Romanelli, Gilles Grivaud, Cyprus 1542, The Great Map of the island by Leonida Attar* (accompanied by a CD-rom).
- Reinhard Senff, 'Tradition and Innovation: Sculpture from the George and Nefeli Giabra Pierides Collection'.
- 'Chypre d'Aphrodite à Mélusine' exhibition catalogue from 'Chypre d'Aphrodite à Melusine. Des royames anciens aux Lusignans', held in Geneva.
- Guide to Palaipafos Kouklia (German edition).
- Guide to the Church of the Holy Cross of Ayiasmati (English and German editions).

Museum of the History of Cypriot Coinage

The Museum of the History of Cypriot Coinage opened in 1995 and is located in the Bank of Cyprus Headquarters in Nicosia. The collection of over 370 coins, divided into nine chronological sections, traces the development of Cypriot coinage, starting with the first coins issued in the 6th century BC and continuing up to modern times. The Museum constitutes the main resource for educational programmes on the history of Cyprus. For the academic year 2006-2007 the BOCCF has prepared a new educational programme entitled 'From the earliest coins to the euro', addressed to fifth and sixth year primary school pupils. In the creative component of the programme the pupils are asked to design a theme related to the European Union. In the central showcase of the Museum the exhibit 'Influencial coins of Europe from antiquity to the present day' is presented.

The Museum of the George and Nefeli Giabra Pierides Collection
(Donated by Clio and Solonas Triantafyllides)

The donation was made in 1999 and the museum was inaugurated in 2002 in the premises of the

Cultural Foundation on Faneromenis Street in Nicosia. The Collection, which contains more than 600 exhibits, covers a wide range of Cyprus archaeology, from the Early Bronze Age (2500 BC) to the end of the mediaeval period (16th century). It contains unique examples of Mycenaean pottery as well as representative examples of a pottery from the Geometric, Archaic, Classical, Roman and Mediaeval periods, clay figurines, an important collection of stone sculpture and seals, ornaments, coins and bronze objects. The Museum has been visited by a large number of visitors from Cyprus and overseas, while special guided tours have been given to organised groups of schoolchildren, students, associations, etc.

Agora

Agora was set up in 1994 to sell books and copies of artefacts from the Foundation's collections. Its aim is to familiarise the visitor with the original exhibits through the purchase of copies from the collections on display, and to consolidate or enhance the visitor's knowledge of the publications available for purchase. In this way, the visitor's ties with the Foundation and the exhibits are strengthened. Agora is located on the ground floor in the Faneromenis building in Nicosia.

Bank of Cyprus Historical Archive

The Bank of Cyprus Historical Archive was founded in September 2001 to identify, document and preserve archive material relating to the development of the Bank and the history of the Cyprus economy and to facilitate the safeguarding of this material for the purpose of future research and academic study. Since 2003 the Historical Archive has been operating as a contemporary archive in Nicosia. The importance the Bank attaches to the preservation of its archives is reflected by its membership of the European Association for Banking History. This association, whose membership includes over 70 European banks, aims to promote scientific research in banking history, mainly by establishing and maintaining banking archives.

During 2006 the Historical Archive responded to numerous requests for information and research applications both from Group staff members and departments and from private individuals and other organisations. It also collaborated with the Leventis Municipal Museum of Nicosia in organising the exhibition 'School Memories'.

annual report \ REPORT ON CORPORATE GOVERNANCE

The Bank of Cyprus Group recognises the importance of implementing sound corporate governance policies, practices and procedures. As a company listed on the Cyprus Stock Exchange (CSE), Bank of Cyprus adopts the principles of the CSE's Corporate Governance Code and complies with its provisions.

The CSE issued a revised Corporate Governance Code in March 2006. The Group has adopted all new provisions of the Code. Due to the introduction of a new criterion in the definition of independent Directors, which requires that a Director with tenure exceeding nine years is not considered independent, the adoption of provision A.2.3 is pending, but will be applied within a reasonable timeframe. Provision A.2.3 requires that at least 50% of the Board of Directors, excluding the Chairman, are independent non-executive Directors.

Additionally, as a company listed on the Athens Exchange (ATHEX), Bank of Cyprus follows the provisions on corporate governance of listed companies, as laid out in law L 3016/2002.

The Group has adopted the revised Director independence criteria of the CSE's Corporate Governance Code. The criteria concern the working, business and shareholding relationship of the Directors with the Group, the family and business relationships between Directors, as well as their years of service on the Board.

BOARD OF DIRECTORS

THE ROLE OF THE BOARD OF DIRECTORS

The primary role of the Board of Directors is to provide entrepreneurial leadership of the Group within a framework of prudent and effective controls, which enables risk to be assessed and managed. The Board of Directors sets the Group's strategic objectives and ensures that the necessary financial and human resources are in place for the Group to meet its objectives and review management performance.

The Board of Directors also sets the Group's values and standards and ensures that its obligations towards its shareholders and other stakeholders are understood and met.

COMPOSITION OF THE BOARD OF DIRECTORS

At the date of this report the Board of Directors comprises 18 members, specifically the non-executive Chairman Mr. Eleftherios P. Ioannou, the independent non-executive Vice-Chairman Mr. Andreas Artemis, another 13 non-executive Directors and three executive Directors. Excluding the Chairman, six Directors are considered independent according to the Director independence criteria that have been adopted by the Group. There is a clear division between the roles of the Chairman and the Group Chief Executive Officer.

On 7 September 2006 the Chairman of the Group Mr. Vassilis G. Rologis resigned from the Chairmanship of the Board of Directors and Mr. Eleftherios P. Ioannou was elected as the new Chairman. At the time of his appointment Mr. E. P. Ioannou was considered independent according to the Group's Director independence criteria. Mr. V. G. Rologis remains a member of the Board of Directors.

During 2006 Messrs. Polys G. Polyviou, Demetris Z. Pierides and George A. David resigned from the Board of Directors on 26 June, 27 July and 28 July respectively. Additionally the three members of the Group Executive Management were appointed to the Board of Directors. Mr. Andreas Eliades was

appointed on 26 June 2006 and Messrs. Charilaos G. Stavrakis and Yiannis Kypri were both appointed on 9 November 2006.

SENIOR INDEPENDENT DIRECTOR

On 15 December 2006 the Board of Directors appointed the Vice-Chairman Mr. Andreas Artemis as Senior Independent Director. The Senior Independent Director is available to shareholders if they have concerns that have not been resolved through normal communication channels.

BOARD MEETINGS

The Board of Directors is convened at least once every month and has a formal schedule of matters for consideration. During 2006, 36 Board meetings were held, which included a meeting for the discussion of the Group's strategic plans.

All Directors have access to the advice and services of the Company Secretary. Independent professional advice is also available to the Directors in accordance with the internal policy that was formulated and approved by the Board of Directors.

ROTATION OF DIRECTORS

The rules regarding the appointment and rotation of the members of the Board of Directors are defined in the Articles of Association of the Bank as follows:

- The number of Directors shall not be less than ten (10) nor more than eighteen (18).
- At every Annual General Meeting of the Company one-third of the Directors at the time, or if their number is not three or a multiple of three, then the nearest number to one-third, shall retire from office, as also required by the provisions of the Corporate Governance Code.
- The Directors to retire in every year shall be those who have been longest in office since their last election, whereas between persons who became Directors on the same day, those to retire shall, unless they otherwise agree among themselves, be determined by lot.
- A retiring Director shall be eligible for re-election.
- No person other than a Director retiring at the meeting shall, unless recommended by the Directors, be eligible for election to the office of Director at any general meeting unless not less than six nor more than twenty-one days before the date appointed for the meeting there shall be left at the registered office of the Company notice in writing, signed by a member duly qualified to attend and vote at the meeting for which such notice is given, of his intention to propose such person for election, and also notice in writing signed by that person of his willingness to be elected.
- The Directors shall have power at any time, and from time to time, to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors shall not at any time exceed the number fixed in accordance with these regulations. Any Director so appointed shall hold office only until the next following Annual General Meeting, and shall then be eligible for re-election, but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.

MEMBERS OF THE BOARD OF DIRECTORS

NON-EXECUTIVE DIRECTORS

- *Eleftherios P. Ioannou (Chairman)*

He was born in 1933. In 1962 he obtained the qualification of the Chartered Institute of Bankers of London (ACIB). He has comprehensive banking experience having served in senior managerial positions in commercial banks and the Central Bank of Cyprus. He commenced his commercial banking career in 1951 at Bank of Cyprus where he served in a number of positions. In 1963 with the establishment of the Central Bank he was appointed Chief Senior Manager responsible for the Domestic Banking Division and subsequently for the International Operations Division. He has played a major role in the development and

promotion of offshore companies in Cyprus. He was appointed by the Government as the first Chairman of the Permanent Consultative Committee for foreign investments and as Chairman of the Permanent Consultative Committee for offshore companies, positions that he held until 1990. He was the first Chairman of the newly established Housing Finance Corporation. From 1990 until May 2000 he held the position of Managing Director of Alpha Bank Ltd (formerly Lombard NatWest Bank Ltd). He was the Chairman and Managing Director of Alpha Bank Romania from 2000 to 2004. On 15 December 2005 he was appointed to the Board of Directors of Bank of Cyprus and on 7 September 2006 he was elected Chairman.

- *Andreas Artemis*
(Vice-Chairman & Senior Independent Director)
He was born in 1954. He studied Civil Engineering at the Queen Mary and Imperial Colleges of London University and holds a B.Sc. (Engineering) and an M.Sc. degree. He is Chairman of the Board of Directors of Commercial Union Assurance (Cyprus) and member of the Board of Directors of a number of other companies. He is also a member of the Board of Directors of the Cyprus Employers and Industrialists Federation and of the Council of the Cyprus Red Cross Society and has served for a number of years on the Board of Directors of the Cyprus Telecommunications Authority. Since 1996 he is the Honorary Consul General of South Africa in Cyprus. On 18 May 2005 he was elected Vice-Chairman of the Board of Directors of the Bank.

- *Christos S. Pantzaris*
He was born in 1934. He holds a B.Sc. Honours degree in Engineering from the University of Manchester. He has been a member of the Board of Directors of Bank of Cyprus since 1974 and Vice-Chairman from 1988 to May 2004. He was Chief Executive of Bank of Cyprus from 1995 until the end of 2004 when he retired from his executive duties at the Group. Before his appointment as Chief Executive of Bank of Cyprus, he was actively involved in the family businesses that operated in the commercial and industrial sectors. He was Chairman of the Cyprus Bankers' Association. He also served as Chairman of the Cyprus Electricity Authority (1974-1979 and 1989-1993), the Employers and Industrialists Federation, the Cyprus Bank Employers Association and as a member of the Council of the University of Cyprus.

- *Dimitris P. Ioannou*
He was born in 1942. He studied Business Administration and Marketing in the United Kingdom. During the period 1984-1990 he served as Chairman of the Famagusta Chamber of Commerce and Industry and from 1991 to 1996 as Vice-Chairman of the Cyprus Chamber of Commerce and Industry. He served as Chairman of the Institute of Directors (Cyprus Branch) in the period 1994-1997 and as Chairman of the Cyprus State Fairs Authority in the period 1997-2000. He is a member of the Board of Directors of a number of companies. He has been working in his commercial and real-estate family businesses since 1967.

- *Vassilis G. Rologis*
He was born in 1942. He studied Law and Business Administration, with specialisation in Marketing, in the United Kingdom. He has worked in the United Kingdom and in Greece. He was Vice-Chairman of the Cyprus Chamber of Commerce and Industry during the period 1990-1996 and Chairman from 1996 until December 2005. From 1980 to 1994 he was a member of the Board of Directors of General Insurance of Cyprus and from 1994 until 2005 he was Chairman of the same company. He served as Chairman of Cyprus Airways and Eurocypria Airlines during the period 1993-1997. During 2001-2002, he served as Chairman of the Association of Balkan Chambers. He is a member of the Board of Directors of the Eurochambers,

based in Brussels. He is a member of the Finance Advisory Committee, the Commerce and Industry Advisory Committee and the Cyprus delegation at the International Labour Organisation. Since May 2004, following his election as Vice-Chairman of the Board of Directors of the Bank, he resigned from the Board of Directors of various public and private companies of which he was a member. On 18 May 2005 he was elected Chairman of the Board of Directors of the Bank and on 7 September 2006 he resigned from the Chairmanship but he remains a member of the Board of Directors. In February 2007 he was elected Chairman of the International Chamber of Commerce (ICC).

• *Theodoros Aristodemou*
He was born in 1951. He graduated from the Economics Science department of the University of Athens. He is the founder, Managing Director and Chairman of Aristo Developers Plc Group of companies with activities in Cyprus and overseas. He is member of the Board of Directors of several companies. He served as Chairman of the Paphos Chamber of Commerce and Industry, Chairman of other organisations, member of the Tourism Advisory Committee, and as a member of the Board of Directors of the Cyprus Telecommunications Authority and of Cyprus Airways. He is the Vice-Chairman of the Cyprus Chamber of Commerce and Industry. Since 2005 he is a member of the Board of Directors of Cyprus International Institute for the Environment and Public Health in association with the Harvard School of Public Health. Since 1991 he is a member of the Board of Directors of Bank of Cyprus. In December 2005, the Board of Directors of Bank of Cyprus appointed him Chairman of the Divisional Board of Bank of Cyprus Greece.

• *Costas Z. Severis*
He was born in 1949. He studied Economics (MA Honours) at the University of Cambridge. He is Honorary Consul of Finland in Cyprus since 1989. His main business activities are paper import, insurance and real estate development. He is also a member of the Board of Directors of the Cyprus Employers and Industrialists Federation and of other public companies.

• *Christakis G. Christofides*
He was born in 1948. He holds a B.Sc. Hons degree in Chemical Engineering from Birmingham University and an MBA from City University. He is a Chartered Engineer and a member of the Institution of Chemical Engineers in the United Kingdom. He is Honorary Consul - General of Austria in Cyprus. He is a businessman, supplying raw materials to industries in Cyprus and Greece.

• *Evdokimos Xenophontos*
He was born in 1938. He studied in London on a scholarship from the Republic of Cyprus and obtained the professional qualification of Chartered Accountant (FCA) in 1962. During the period 1963-1967, he worked as an Audit Manager for the international audit firm Ernst & Young in Cyprus. In 1967 he was appointed Chief Accountant of Bank of Cyprus and in 1974 he became General Manager of Bank of Cyprus (Holdings) which, until August 1999, was the holding company of the Group. In 1993 he assumed the role of Group Chief General Manager, a position that he held until the end of 2004 when he retired. He is Chairman of the Board of Directors of JCC Payment Systems, the Cyprus Anticancer Society and the Cyprus chapter of the Institute of Directors. He served as Chairman of the Institute of Certified Public Accountants of Cyprus and as a member of the Cyprus Institute of Genetics and Neurology and of the Board of Directors of the Cyprus Electricity Authority for a number of years.

• *Andreas Pittas (Independent)*
He was born in 1943. He obtained his Dr.med in Medicine from the Karl-Franz Graz University in Austria. He followed post-graduate studies in Pharmacology and Pharmaceutical Medicine.

During his business career, he studied Business Administration and Marketing. He served as Chairman of the Cyprus Employers and Industrialists Federation and was re-elected as Chairman in 2006. He is a member of the Board of Directors of various companies and organisations in Cyprus as well as organisations and scientific committees abroad. He is a businessman.

- *George M. Georgiades (Independent)*

He was born in 1946. He is a business consultant for the hotels and tourism sector. He is a graduate of the Lausanne University in Switzerland and holds a degree in Economics and Business Administration. He also studied hotel management at the Centre International de Glion in Switzerland and attended an advanced hotel management course at Cornell University in the USA. He is Chairman of the Board of the Cyprus International Institute for the Environment and Public Health in association with the Harvard School of Public Health and Chairman of the Board of Directors of General Insurance of Cyprus. He was Chairman of the Board of Directors the Electricity Authority of Cyprus (1999-2005) and the Board of the Cyprus Broadcasting Corporation (1994-1996). He is Vice-Chairman of the Cyprus Association of Directors and a member of the Board of Directors of various public and other companies in Cyprus. He is also a member of the Board of the Cyprus Chamber of Commerce and Industry and the Limassol Chamber of Commerce and Industry. He is Honorary Chairman of the Cyprus Hotel Managers Association.

- *Anna Diogenous (Independent)*

She was born in 1947. She holds a B.Sc. (Econ.) degree from the London School of Economics. She is Executive Chairperson of P.M. Tseriotis Ltd (the holding company of the Tseriotis Group of Companies). She is a member of the Board of Directors of various companies. She served as a Board member of the Junior School in Nicosia.

- *Andreas J. Jacovides (Independent)*

He was born in Nicosia on 19 December 1936. He studied Law at the University of Cambridge (M.A., LL.B, LL.M with Double First Class Honours), the Inns of Court (Barrister-at-Law) and the Harvard Law School (Henry Fellow). He served for 14 years as Ambassador of Cyprus to the USA, (including the World Bank and the International Monetary Fund), to Germany and the United Nations, and was accredited to a number of other countries (Canada, Brazil, Ecuador, Austria, Denmark) and organisations (IAEA, UNIDO, ICAO, OAS, etc), as well as Permanent Secretary of the Ministry of Foreign Affairs. He also served for 15 years as elected member of the UN International Law Commission, Commissioner of the UN Compensation Commission and Arbitrator/Senior Judge of the Claims Resolution Tribunal for Dormant Swiss Accounts, as a member of the Committee for the Protection of Minorities of the Council of Europe and of various bodies of the Commonwealth. He is currently an international lawyer and consultant and an Arbitrator with the ICSID of the World Bank and other international bodies. He is a member of the Board of Directors of other Cypriot and foreign organisations (including the A.G. Leventis Foundation and the Institute for the Study of Diplomacy, Georgetown University). He has written many studies on scientific subjects and he is an honorary citizen of many American cities and honorary doctor of American Universities. He has been decorated by the governments of Greece and Austria and he is an Honorary Fellow of St. John's College, Cambridge.

- *Christos Mouskis*

He was born in Limassol in 1964. He studied Business Administration and Marketing in the USA. Following his return to Cyprus he undertook the expansion of the Muskita Group of Companies into the tourist sector. He is Executive Chairman of Muskita Holdings, which not only operates in the hotel sector but also in the aluminium

industry, with units in both Cyprus and the UK and worldwide exports. The Group also operates in the property development industry. He is an active member of professional associations and organisations and also a member of the Board of Directors of other public and private companies.

- *Manthos Mavrommatis (Independent)*
He was born in Nicosia in 1957. He holds a B.Sc. (Econ.) degree from the London School of Economics and an MBA from the world-renowned Business School of the University of Chicago. He is the General Manager of the family business and a member of the Board of Directors of other private companies. He served as Chairman of the Cyprus Youth Organisation and as a member of the Board of the Cyprus State Fairs Authority. He served as Chairman of the Board of the Nicosia Chamber of Commerce and Industry and as a member of the Executive Committee of the Cyprus Chamber of Commerce and Industry during the period 1999-2005. He was elected Chairman of the Cyprus Chamber of Commerce and Industry in December 2005. After the accession of Cyprus to the European Union he represented the Cyprus Chamber of Commerce and Industry for two years at the European Economic and Social Committee (EESC) in Brussels, which is the institutional body at European level for social partners. He represented Cyprus at the EESC in relation to the Lisbon Strategy for competition and business related issues. He specialises in issues concerning the Economic and Monetary Union (EMU) of the European Union, and the Euro in particular. He is a member of the Board of the Cyprus International Institute of Management.

EXECUTIVE DIRECTORS

The three executive members of the Board of Directors comprise the Group's Executive Management.

- *Andreas Eliades (Group Chief Executive Officer)*
He was born in 1955. He holds a degree in Economics from the Athens School of Economics and Commercial Sciences and an M.Sc. in Economics with distinction from the London School of Economics. He joined Bank of Cyprus in 1980. In 1991, upon the establishment of Bank of Cyprus Greece, he was appointed Country Manager. In 1998 he became Group General Manager of Bank of Cyprus Greece, having responsibility of the Group's growth in the country. On 1 January 2005, he was appointed Group Chief Executive Officer. As of June 2006 he is also a member of the Bank of Cyprus Group Board of Directors.

- *Charilaos G. Stavrakis (Chief Executive Officer Cyprus and Deputy Group Chief Executive Officer)*
He was born in 1956. He studied Economics at the University of Cambridge from where he graduated in 1979 with Double-First Class Honours. He holds an MBA from Harvard University, Graduate School of Business Administration. In 1988, he became a member of the Chartered Institute of Bankers (ACIB). He has over 20 years experience in the banking sector. In 1989 he undertook a two-month consulting position in the World Bank. At Bank of Cyprus he held various positions including the position of Head of Strategic Planning and Business Development and Senior Manager of Treasury and International Services. In the period 1998 to 2004 he served as Group General Manager International Banking. As of June 2003 he was also General Manager of the Cyprus Investment and Securities Corporation (CISCO). He is also a member of the Board of Bank of Cyprus Australia, Bank of Cyprus (Channel Islands), Kyprou AEDAK, Bank of Cyprus Mutual Funds and BOC Ventures. On 1 January 2005 he was appointed Chief Executive Officer Cyprus and Deputy Group Chief Executive Officer.

In June 2005 he was appointed Chairman of the Board of Directors of the Electricity Authority of Cyprus. In August 2005 he was elected Chairman of the Board of Directors of the Cyprus Bankers Employers' Association and he was re-elected in June 2006. In November 2006 he was appointed member of the Board of Directors of the Bank of Cyprus Group.

- *Yiannis Kypri (Group Chief General Manager)*

He was born in 1951. He studied Economics at the London School of Economics on a scholarship and obtained his degree with distinction in 1974. In 1978, he returned to Cyprus holding the professional qualification of Chartered Accountant and worked for two years at the international audit firm Ernst & Young. In 1980, he joined the Bank of Cyprus Group and in 1982, he was appointed Chief Accountant of the Bank. From 1993 until 2004 he held the position of Group General Manager Finance. On 1st January 2005 he was appointed Group Chief General Manager. He was a founding member and served as Chairman of the Cyprus Public Companies Association for six years. He is the Chairman of the Bank of Cyprus Cultural Foundation and a Trustee of the Bank of Cyprus Oncology Centre. On 9 November 2006 he was appointed member of the Board of Directors of the Bank of Cyprus Group.

GROUP GENERAL MANAGERS

- *Antonis Jacouris (Group General Manager Information and Operations)*

He was born in 1947. In 1973 he obtained the professional qualification of Chartered Accountant (FCA). During the period 1973-1980 he worked with the international audit firm Coopers & Lybrand (now PricewaterhouseCoopers) at their London, Rotterdam and Athens offices. In 1980 he joined Bank of Cyprus and served as manager at various posts. In 1993, he was promoted to Group General Manager Support Services, a position which he held until October 2003. From November 2003 until the end of 2004 he took up the position of Group General Manager Credit Risk. As of 1 January 2005 he holds the position of Group General Manager Information and Operations.

- *Vassos Shiarly (Group General Manager Domestic Banking)*

He was born in 1948. In 1966 he graduated from high school in London. He studied accounting and worked for 19 years in various accounting firms in London. His last employment before his return to Cyprus in 1985 was with Coopers & Lybrand, where he held the position of Senior Manager. In 1985, he joined the Bank of Cyprus Group, and later took over the position of Senior Manager of the Customer Management Services Unit. During the period 1998-2003 he held the position of Group General Manager Branch Banking. Since November 2003 he holds the position of Group General Manager Domestic Banking. He served as a member of the Board of Directors of the Junior School in Nicosia for six years (1986-1992).

- *Christis Hadjimitsis (Group General Manager Finance)*

He was born in 1957. In 1976 he graduated from the English School in Nicosia. He studied economics at the London School of Economics and obtained his degree with distinction. He worked for the accounting firm Peat Marwick, Mitchell & Co London and in 1985 he returned to Cyprus having obtained the title Chartered Accountant, with a specialisation in banking and financial services. From 1985 until 1988 he worked for Peat Marwick, Mitchell & Co in Cyprus. In 1988 he was recruited by the Bank of Cyprus Group and in 1992 he was appointed Financial Controller of the Bank. From 1995 until 2004 he held the position of Group Financial Controller. On 1st January 2005 he was appointed Group General Manager Finance with responsibility, among others, for the Group Finance and Group

Strategic Planning Divisions. He is a member of the Board of Directors of the Cyprus Public Companies Association since 1997 and a member of the Advisory Committee of the Cyprus Stock Exchange for the FTSE/CySE20.

- *Nicolas Karydas (Group General Manager Risk Management)*
  He was born in 1955. He has a degree in Business Administration from the Athens Graduate School of Economics and Business Science and an M.Soc.Sc. in Accounting from the University of Birmingham. From 1980 to 1982 he worked at the Central Bank of Cyprus. During the period 1982 to 1986 he worked for Deloitte Haskins & Sells in London and in 1985 he obtained the professional qualification of Chartered Accountant. From 1986 until 2004 he worked at the Central Bank of Cyprus where he held various positions including Manager of the Domestic Bank Supervision Department and Internal Auditor of the Central Bank. He joined the Bank of Cyprus Group in November 2004 and took up the position of Group General Manager Risk Management.

- *Constantinos Vasilakopoulos (Group General Manager Bank of Cyprus Greece)*
  He was born in 1943. Having completed his graduate studies at the Athens University School of Economics and Commercial Sciences he attended the Institute of Business Management. He entered professional employment in 1970 at the Department of Economic Analysis and Research of Emporiki Bank. In 1975, he became a member of the founding team of Ergasias Bank, where he initially had responsibility for credit sanctioning. In 1990 he was appointed General Manager of Ergasias Bank. In 1993, he was elected to the Board of Directors, a post he held until leaving the Bank in 2000. From 2001 to 2004 he held the position of General Manager of Business and Consumer Banking at Bank of Cyprus Greece, while concurrently being Chairman of Kyprou Securities. On 1 January 2005 he was appointed Group General Manager Bank of Cyprus Greece.

- *Panayiotis Kanaris (Group Internal Auditor)*
  He was born in 1945. He graduated from the Pancyprian Gymnasium in 1964. He studied at the Athens Graduate School of Economics and Business Science obtaining his degree in Commerce in 1970. He started work at the Bank in 1971. In 1982 he obtained his professional qualification from the Association of Chartered Certified Accountants. From 1982 until 1986 he was the Head of the General Accounts Department of the Bank. From 1986 until 1991 he held the position of Senior Inspector and from 1992 until 1999 he was Chief Inspector. Since December 1999 he holds the position of Group Internal Auditor and in 2006 he was promoted to Group General Manager.

BOARD COMMITTEES

Specific responsibilities have been delegated to Committees of the Board.

AUDIT COMMITTEE

As at the date of approval of this report by the Board of Directors the majority of the members of the Audit Committee were independent Directors:

• Anna Diogenous, *Chairperson*	independent
• Andreas J. Jacovides	independent
• Christos S. Pantzaris	
• Costas Z. Severis	
• Manthos Mavrommatis	independent

The Audit Committee held 20 meetings during 2006. The Audit Committee reviews, inter-alia, the Group's financial statements, reports prepared by Group Internal Audit and reports on the Group's system of internal controls and its effectiveness.

The Audit Committee confirms that is satisfied with the independence of Group Internal Audit, which reports directly to the Board of Directors through the Audit

Committee. Group Internal Audit is organisationally independent of units with executive functions and is not subordinated to any other unit of the Bank.

The Audit Committee is also responsible for recommending the appointment or retirement and the remuneration of the Company's external auditors. The independence and objectivity of the external auditors is safeguarded through monitoring, by the Audit Committee, of their relationship with the Group, including the monitoring of the balance between audit and auxiliary non-audit services.

REMUNERATION COMMITTEE

As at the date of approval of this report by the Board of Directors the majority of the members of the Remuneration Committee were independent Directors:

- Andreas Pittas, *Chairman* independent
- Andreas J. Jacovides independent
- Dimitris P. Ioannou
- Christakis G. Christofides
- Manthos Mavrommatis independent

The Remuneration Committee held four meetings during 2006. The Committee considers and makes recommendations to the Board on matters relating to the remuneration of Executive Directors and Senior Executive Management. Shareholders at the Annual General Meeting approve the remuneration of Directors in their capacity as members of the Board.

NOMINATIONS AND CORPORATE GOVERNANCE COMMITTEE

As at the date of approval of this report by the Board of Directors the members of the Nominations and Corporate Governance Committee were:

- George M. Georgiades, *Chairman* independent
- Christos Mouskis
- Christos S. Pantzaris
- Theodoros Aristodemou
- Evdokimos Xenophontos
- Andreas Artemis independent

During 2006, three meetings of the Nominations and Corporate Governance Committee were held. The Committee makes recommendations to the Board for the appointment of new Directors in order to fill vacant positions on the Board as well as for the re-election of retiring Board members, taking into consideration the relevant factors and criteria. The Committee is responsible for the formulation of the succession plans of the Board. Additionally the Committee has general responsibility for the application of corporate governance principles by the Group.

RISK COMMITTEE

As at the date of approval of this report by the Board of Directors the members of the Risk Committee were:

- Evdokimos Xenophontos, *Chairman*
- Christakis G. Christofides
- Vassilis G. Rologis
- Anna Diogenous independent
- Eleftherios P. Ioannou, *Chairman of the Board of Directors*
- Andreas Eliades, *Group Chief Executive Officer*

During 2006, nine meetings of the Risk Committee were held. The Committee examines, inter-alia, the Group's risk management policies and systems and their effectiveness, and makes recommendations to the Board of Directors regarding these matters. The Committee in co-operation with the Audit Committee ensure that there is a spherical perception and management of risks.

REPORT ON REMUNERATION OF DIRECTORS

Details on Director remuneration and share options are provided in Notes 35 and 37 of the Group Financial Statements.

REMUNERATION OF GROUP EXECUTIVE MANAGEMENT

The Board of Directors set the remuneration of Group Executive Management, on the recommendations of the Remuneration Committee. The reward package comprises salary, adjusted on an annual basis taking into account the prevailing economic and labour market conditions, and a bonus, the level of which depends on Group performance regarding profitability and the achievement of the Group's objectives.

The members of the Group Executive Management team participate in the Group's Staff Retirement Benefit Schemes of the Group. The terms applicable to the members of the Group Executive Management team are the same as those that apply to the rest of the Group's employees.

Share options were granted to the members of the Group Executive Management team in the context of the Group's Share Options 2006/2007 scheme granted to permanent employees of the Group. The Options were issued under the scope of the special resolution, approved at the Extraordinary Meeting of the shareholders, on 19 April 2000. The Options were granted in accordance with provision B.2.5 of the Corporate Governance Code, which requires that share options are not granted to Executive Directors at a price lower than the average closing price of the last 30 trading days before the options were granted.

All other benefits provided to the members of the Group Executive Management team are provided on the same terms as those that apply to the rest of the Group's employees.

The service contracts of Group Executive Managers have a five-year duration and on their expiry are submitted to the Nominations Committee and subsequently to the Board of Directors for renewal. The service contracts include a clause for compensation in the event of a non-justified early termination. The compensation payable is the greater of either two annual salaries or the balance of the salaries payable until the expiry of the contract.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

The remuneration of the non-executive Directors is related to the responsibilities and time devoted for Board meetings and decision-making for the governance of the Bank, and for their participation in the Committees of the Board of Directors and the Boards of Group subsidiary companies.

The remuneration of Directors in their capacity as members of the Board of Directors and Committees of the Board of Directors is approved by the Shareholders at a General Meeting.

LOANS TO DIRECTORS AND OTHER TRANSACTIONS

Details of loans to Directors and other transactions with the Company are set out in Note 37 of the Group Financial Statements.

ACCOUNTABILITY AND AUDIT

GOING CONCERN

The Board of Directors confirms that it is satisfied that the Group has adequate resources to continue in business as a going concern for the next 12 months.

SYSTEM OF INTERNAL CONTROL

The Directors are responsible for ensuring that the Bank's management maintains an effective system of internal control and for reviewing its effectiveness. Such a system is designed to manage and minimise

risk, not necessarily to eliminate it, and can only provide *reasonable*, but not absolute, assurance against material misstatement or loss.

The Directors review the effectiveness of the system of internal control annually, including the procedures for verification of the correctness, completeness and validity of the information provided to investors. Throughout 2006, and to date, the Group has operated an effective system of internal control, which includes financial and operating controls as well as compliance systems for the management of risks that could jeopardise the achievement of the Bank's objectives.

The Board of Directors confirms that it is not aware of any violation of the Cyprus Securities and Stock Exchange Laws and Regulations.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Board of Directors has appointed the Group Chief General Manager, Mr. Yiannis Kypri, as Corporate Governance Compliance Officer.

SHAREHOLDER RELATIONS

All shareholders of Bank of Cyprus are treated on an equal basis. Shareholders are promptly and accurately informed of any material changes regarding the Bank, including its financial condition, return, ownership and governance.

The Board of Directors provides the opportunity to holders of at least 5% of the Company's share capital to request the inclusion of items on the agenda of General Meetings.

The Board of Directors is available at the Annual General Meeting to answer shareholders' questions.

Any change or addition to the Articles of Association of the Bank is only valid if approved by special resolution at a meeting of the shareholders.

The Board of Directors may issue share capital if there is sufficient authorised share capital and as long as the new shares to be issued are offered first to the existing shareholders, pro-rata to their percentage holding. In the event that a share capital increase requires an increase in the authorised share capital or if the new shares will not be offered to existing shareholders, the approval of the shareholders in general meeting must be obtained.

The Board of Directors has appointed Ms. Marianna Pantelidou as Investor Relations Officer, responsible for the communication between shareholders and the Bank. Information concerning the Bank is provided to shareholders, prospective investors, brokers and analysts in a prompt and unbiased manner, free of charge.

The Senior Independent Director Mr. Andreas Artemis is available to shareholders if they have concerns that have not been resolved through the normal communication channels.

Board of Directors
Bank of Cyprus Public Company Ltd

annual report \ GROUP FINANCIAL REVIEW

SUMMARY OF RESULTS

Group profit after tax for 2006 reached C£183 million (€317 million), recording an increase of 153% compared to 2005. There was a significant improvement in all of the Group's performance indicators during 2006, with the return on equity ratio increasing to 21,7% and the cost to income ratio decreasing to 46,7%. The fast growth rate of the Group's business in Cyprus, combined with the cost containment program, the very positive course of the Group's insurance operations and the continuation of its dynamic expansion in Greece contributed to the profitability improvement. It is noted that the Group's profits primarily come from core banking and insurance operations.

The improvement in the Group's loan portfolio quality indicators is exceptional. Specifically, the ratio of non-performing loans to total loans has improved from 9,3% at 1 January 2006 to 5,6% at 31 December 2006, thus enabling the annual provision charge to decrease to 0,7% of total loans.

The increased Group profitability, led to the decision of the Board of Directors of the Bank to propose at the Annual General Meeting of its shareholders a dividend of C£0,10 (€0,17 [3]) per share. The total of the proposed dividend and the interim dividend of C£0,07 (€0,12) per share which was paid in December 2006 amounts to C£0,17 (€0,29) per share compared to C£0,07 (€0,12) paid last year, recording an increase of 143%.

TABLE 1 / **GROUP FINANCIAL HIGHLIGHTS**

in € million	**Change**	**2006**	**2005**
Profit before provisions	+56%	489	314
Profit before tax	+148%	388	157
Profit after tax	+153%	317	125
Earnings per Share	**+132%**	**57,7 cent**	**24,9 cent**
Cost/Income	**-10,0 p.p.***	**46,7%**	**56,7%**
Return on Equity	**+9,8 p.p.***	**21,7%**	**11,9%**

* p.p. = percentage points, 1 percentage point = 1%

- Group profit after tax for *2006 reached C£183 million* (€317 million) compared to C£72 million (€125 million) for 2005, recording an increase of 153%.
- The Group return on equity increased substantially to 21,7% compared to 11,9% for 2005.
- The cost to income ratio improved to 46,7% compared to 56,7% for 2005.
- The above results reflect the positive effect of the steps taken for:
  - Increase in business volumes (19% in loans and 13% in deposits).
  - Increase in net interest income by 28%.
  - Increase in fee and commission income by 13%.
  - Increase in income from insurance operations by 13%.
  - Containment of the rate of increase of expenses to 4%.
  - Decrease of the annual provision charge to 0,7% of total loans.
- The improvement in the profitability of the Group's Cyprus operations is exceptional. Profit after tax increased by 239% to C£141 million (€244 million).
- The profitability of the Greek operations also registered a significant increase with profit after tax increasing by 50% to reach C£37 million (€65 million).

GROUP FINANCIAL REVIEW


EVOLUTION OF INDICATORS
Return on Equity
7,1%
11,9%
21,7%
2004
2005
2006
Cost / Income
62,3%
56,7%
46,7%
2004
2005
2006
Provision charge / Loans
1,3%
1,2%
0,7%
2004
2005
2006


EVOLUTION OF INCOME AND EXPENSES
(in € million)
Income
Expenses
1000
800
600
400
200
0
632
725
918
394
411
429
2004
2005
2006


EVOLUTION OF NON-PERFORMING LOANS (NPLs)
NPL Ratio (NPLs / Total loans)
2006
9,3%
8,6%
8,1%
6,6%
5,6%
01.01
31.03
30.06
30.09
31.12
Coverage Ratio (Provisions / NPLs)
2006
43%
47%
50%
60%
66%
01.01
31.03
30.06
30.09
31.12

FINANCIAL FOOTINGS

TABLE 2 / **ANALYSIS OF FINANCIAL FOOTINGS BY GEOGRAPHIC SECTOR**

	GROUP		CYPRUS		GREECE		OTHER COUNTRIES	
in € million	**annual +%**	**31.12.06**	**annual +%**	**31.12.06**	**annual +%**	**31.12.06**	**annual +%**	**31.12.06**
Loans	+19%	15.266	+18%	7.245	+21%	6.553	+20%	1.468
Contribution				*47%*		*43%*		*10%*
Deposits	+13%	20.927	+11%	11.913	+14%	7.635	+17%	1.379
Contribution				*57%*		*36%*		*7%*

GROUP LOANS

The Group's loans reached C£8,83 billion (€15,27 billion) at 31 December 2006, recording an annual increase of 19%.

LOANS IN CYPRUS

The Group has increased its market share in total advances, to 26,7% in December 2006 (latest published figures) compared to 25,6% in December 2005. The continuous increase in market share over the last two years is the result of the successful mobilization of the entire branch network as well as the effective promotion campaigns addressed to the retail lending sector and specifically mortgage lending. It is estimated that greater increases in market share have been achieved in the retail lending sector for which no statistics are available for the total banking system.

In Cyprus, the Group's total loans at 31 December 2006 amounted to C£4,19 billion (€7,24 billion), recording an annual increase of 18%.

LOANS IN GREECE

In Greece, the annual rate of increase in the Group's loans reached 21% with the Group's Greek loan portfolio increasing to C£3,79 billion (€6,55 billion).

The Group's dynamic expansion in Greece is mainly focused on housing and consumer loans. The balance of housing and consumer loans at 31 December 2006 increased by 27% and 31%, respectively, compared to 31 December 2005. Loans to small and medium size businesses and to the retail sector, which represent the main focus of the Group's operations in Greece, reached 74% of the total loan portfolio.

LOANS IN OTHER COUNTRIES

At 31 December 2006, Group loans in the United Kingdom and Australia increased by 21% and 15%, reaching C£681 million (€1,18 billion) and C£168 million (€291 million), respectively.

LOANS BY CUSTOMER SECTOR

The breakdown of the Group's loan portfolio in Cyprus and Greece into the three customer sectors is shown below. The Group's increasing penetration into the retail sectors of Cyprus and Greece as well as its dominant presence in the small and medium size business sector in Greece are noteworthy:

TABLE 3 / **ANALYSIS OF LOANS BY CUSTOMER SECTOR**

	Cyprus		Greece	
Percentage (%) of total loans	**31.12.06**	*31.12.05*	**31.12.06**	*31.12.05*
Corporate	**45,4%**	48,7%	**26,3%**	26,1%
Small and Medium-sized Enterprises (SMEs)	**16,2%**	16,4%	**42,8%**	45,5%
Retail	**38,4%**	34,9%	**30,9%**	28,4%
Total	**100,0%**	100,0%	**100,0%**	100,0%

NON-PERFORMING LOANS

During 2006, the improvement in the quality of the Group's loan portfolio was exceptional, resulting from:

- Collections of overdue amounts.
- Lower inflow of new non-performing loans (NPLs) as a result of improved credit risk control systems implemented by the Group over the past two years.

Group NPLs declined in absolute numbers from C£676 million (€1,17 billion) at 1 January 2006 to C£490 million (€847 million) at 31 December 2006. The Group applies the stricter definition of NPLs which includes all loans in arrear for longer than three months (previously six months). In addition, the NPL classification extends to all other loans of the customers who have a specific facility classified as non-performing. The ratio of NPLs to total Group loans was 5,6% at 31 December 2006 compared to 9,3% at 1 January 2006.

The ratio of coverage of NPLs by provisions increased to 66% at 31 December 2006, compared to 43% at 1 January 2006. The remaining balance of NPLs is covered by tangible collateral.

The vast majority of non-performing loans relate to the Group's Cyprus operations with the relevant indicator improving to 8,2% compared to 14,0% at 1 January 2006. It is noted that in Cyprus, the long time required for the foreclosure of collateral, especially property, acts as a deterring factor in the repayment of overdue amounts. The potential harmonisation of the relevant legislation to European standards is expected to expedite the process of further decreasing non-performing loans.

The quality of the Group loan portfolio in Greece remains satisfactory despite the high growth rate of the loan portfolio. Using the stricter definition mentioned before, the Group's NPLs in Greece decreased to 3,9% of total loans at 31 December 2006, compared to 5,9% at 1 January 2006. This ratio compares favourably to the ratio of the Greek banking system. According to the official statistics, issued by the Central Bank of Greece, which use the same definition of non-performing loans (that is arrears greater than three months), the corresponding ratio of non-performing loans to advances of the Greek banking system was 6,0% at 30 September 2006.

DEPOSITS

The Group's total deposits at 31 December 2006 reached C£12,10 billion (€20,93 billion), recording a 13% annual increase.

DEPOSITS IN CYPRUS

In Cyprus, the annual rate of increase in Group deposits was 11% with total deposits reaching C£6,89 billion (€11,91 billion) deposits at 31 December 2006. The Bank's market share of total banking system deposits in Cyprus, including credit cooperatives, for December 2006 (latest available data) amounted to 29,9%, compared to 32,0% for December 2005 as a result of a policy to consciously avoid expensive deposits and efficiently manage the Group's high liquidity.

The Group's foreign currency deposits amounted to 58% of total deposits of Cyprus operations.

DEPOSITS IN GREECE

Group deposits in Greece increased significantly at an annual rate of 14%, with total deposits reaching C£4,41 billion (€7,63 billion) at 31 December 2006 and market share was maintained at the level of 3,8%. The increase in deposits was accompanied by a significant decrease in their cost to the Group.

DEPOSITS IN OTHER COUNTRIES

At 31 December 2006, the Group's deposits in the United Kingdom and Australia reached C£661 million (€1,14 billion) and C£136 million (€236 million), recording an annual increase of 17% and 18%, respectively.

CAPITAL BASE AND CAPITAL ADEQUACY

TABLE 4 / **CAPITAL ADEQUACY COMPOSITION**

in € million	**31.12.06**	31.12.05
Core Tier 1 Capital	**1.191**	1.101
Hybrid Tier 1 Capital	**163**	156
Tier 2 Capital	**450**	564
Total Capital	**1.804**	1.821
Risk-weighted Assets	**14.978**	12.898
Capital Adequacy Ratio	**12,0%**	14,1%
- Core Tier 1 Ratio	*7,9%*	*8,5%*
- Tier 1 Ratio	*9,0%*	*9,8%*
- Tier 2 Ratio	*3,0%*	*4,3%*

At 31 December 2006, the Group shareholders' funds amounted to C£905 million (€1,57 billion) and the Group capital adequacy ratio stood at 12,0% compared to the minimum capital adequacy requirement of 8% imposed by the Central Bank of Cyprus effective 1 January 2007.

ANALYSIS OF 2006 RESULTS

NET INTEREST INCOME AND NET INTEREST MARGIN

Net interest income reached C£359 million (€620 million), recording an annual increase of 28%. The increase is primarily attributable to the significant increase in the Group's footings in Greece and Cyprus, as well as to the improvement in the net interest margin (NIM) of the Group's operations in Greece.

The Group net interest margin for 2006 was 2,81%, compared to 2,60% for 2005. As already mentioned, the improvement is mainly the result of the significant improvement in the NIM of the Group's operations in Greece from 2,82% in 2005 to 3,14% in 2006 despite the increased competition. The spread between the cost of deposits compared to the Euribor improved by 60 basis points over the last year. It is noted that the loans to deposits ratio reached 86% allowing for the significant growth in volumes of the Greek operations.

The net interest margin in Cyprus increased to 2,38% for 2006 compared to 2,27% for 2005. The net interest margin in Cyprus is adversely affected by the low margin earned on foreign currency deposits in Cyprus, that is the placement of these funds in money market instruments and high rated bonds, for which the liquidity requirement imposed by the Central Bank of Cyprus remains at the high level of 75%.

NET FEE AND COMMISSION INCOME

Net fee and commission income for 2006 reached C£101million (€175 million), recording an annual increase of 13%, primarily as a result of increased income from the Group's operations in Cyprus.

INCOME FROM INSURANCE BUSINESS

The growth of the Group's insurance operations was significant with an increase in new business premiums of 9% in life insurance and 8% in general insurance premiums. Income from insurance business recorded a 13% annual increase, reaching C£26 million (€46 million). Insurance business contributed 8% to Group profit before tax and reached C£17 million (€30 million), recording an increase of 23%. The Group's life insurance operations consist mainly of saving/life insurance products distributed via the branch network.

NET GAINS ON SALE AND CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS

During 2006, the Group recorded C£15 million (€26 million) net gains on sale and change in fair value of financial instruments.

EXPENSES

The Group's cost containment programme had a positive impact on Group profitability. Total expenses for the 2006 amounted to C£248 million (€429 million), with the annual rate of increase being contained to 4% compared to the rate of increase in loans of 19%. As a result of the cost containment, as well as the increased level of income, the cost to income ratio improved to 46,7% for 2006, compared to 56,7% for 2005.

Staff costs amounted to C£156 million (€270 million), recording an annual increase of 3%, mainly due to the reduction of the cost relating to the Group's Cyprus operations by 1%. The decrease was attributable to the reduction in staff numbers in Cyprus and the reduced contributions to the staff pension plan. The staff pension plan of the Group recorded a surplus of C£45 million (€78 million) at 31 December 2006 compared to a deficit of C£71 million (€123 million) at the end of 2005. Staff costs relating to the Group's Greek operations increased by 14%, as a result of the increase in staff numbers by 8% to 2.603 employees in response to the increased business volumes (21% increase in loans) and for the operation of the fourteen new branches which opened in 2006.

The other (non-staff) operating expenses of the Group recorded an annual increase of 6% and amounted to C£92 million (€159 million).

The cost to income ratio of the Group's Cyprus operations improved from 58,0% for 2005 to 44,3% for 2006. The ratio for the Group's Greek operations stands at the very satisfactory level of 47,7% (2005: 52,4%), especially considering the relatively low maturity level of the branch network.

The Group's expenses in the other countries where it operates decreased by 1%.

PROVISIONS FOR IMPAIRMENT OF LOANS AND ADVANCES

The provisions charge for impairment of loans and advances for 2006 amounted to C£58 million (€101 million). The provision charge represented 0,7% (2005: 1,2%) of total Group loans at 31 December 2006.

TABLE 5 / **ANALYSIS OF RESULTS AND OTHER FINANCIAL INFORMATION BY GEOGRAPHIC SECTOR**

in € million		**Cyprus**			**Greece**			**Other countries**	
	±%	**2006**	**2005**	**±%**	**2006**	**2005**	**±%**	**2006**	**2005**
Net interest income	+34%	344	256	+25%	240	192	-	35	35
Net fee and commission income	+14%	122	107	+8%	43	39	+15%	10	9
Foreign exchange income	+57%	32	20	-17%	4	4	+2%	1	1
Net gains on sale and change in fair value of financial instruments	+213%	30	10	+14%	2	2	-438%	(7)	(1)
Income from insurance business	+10%	41	37	+48%	5	3	-	0	0
Other income	+76%	16	9	-104%	0	1	-	0	0
Total income	**+33%**	**585**	**439**	**+21%**	**294**	**241**	**-11%**	**39**	**44**
Staff costs	-1%	(178)	(179)	+14%	(73)	(64)	-1%	(18)	(18)
Other operating expenses	+7%	(82)	(76)	+7%	(67)	(62)	-2%	(11)	(12)
Total expenses	**+2%**	**(260)**	**(255)**	**+11%**	**(140)**	**(126)**	**-1%**	**(29)**	**(30)**
Profit before provisions	**+76%**	**325**	**184**	**+34%**	**154**	**115**	**-31%**	**10**	**14**
Contribution		*67%*	*59%*		*31%*	*37%*		*2%*	*4%*
Provisions for impairment of loans and advances	-57%	(45)	(104)	+11%	(58)	(52)	-	2	(1)
Profit before tax	**+250%**	**280**	**80**	**+53%**	**96**	**63**	**-11%**	**12**	**13**
Contribution		*72%*	*51%*		*25%*	*40%*		*3%*	*9%*
Tax	+344%	(36)	(8)	+58%	(31)	(20)	+26%	(4)	(3)
Profit after tax	**+239%**	**244**	**72**	**+50%**	**65**	**43**	**-24%**	**8**	**10**
Contribution		*77%*	*58%*		*20%*	*34%*		*3%*	*8%*
Number of staff	**-1%**	**3.295**	**3.335**	**+8%**	**2.603**	**2.419**	**-5%**	**294**	**311**
Net interest margin (NIM)	**+11 b.p.***	**2,38%**	**2,27%**	**+32 b.p.***	**3,14%**	**2,82%**	**-19 b.p.***	**1,97%**	**2,16%**
Cost/Income ratio	**-13,7 p.p.***	**44,3%**	**58,0%**	**-4,7 p.p.***	**47,7%**	**52,4%**	**+7,5 p.p.***	**74,7%**	**67,2%**
Return on equity (ROE)	**+23,5 p.p.***	**35,5%**	**12,0%**	**+2,9 p.p.***	**14,0%**	**11,1%**	**-4,3 p.p.***	**8,6%**	**12,9%**

* b.p. = basis points, 100 b.p. = 1 percentage point (1%)
p.p. = percentage points, 1percentage point = 1%

Notes:

1. All analyses by geographic sector are shown following restatements in the capital of each sector to bring it in line with the capital required by the capital adequacy regulations.
2. The conversion from Cyprus Pounds (C£) to Euro (€) was made using the exchange rate at 31 December 2006 of €1=£0,5782.
3. The payment of the dividend will be based on the exchange rate in force on the working date immediately perceding the ex-dividend date, which may be different than the rate used (31 December 2006).

annual report \ FINANCIAL STATEMENTS

BANK OF CYPRUS GROUP

FINANCIAL STATEMENTS

for the year ended 31 December 2006

CONTENTS

DECLARATION BY THE MEMBERS OF THE BOARD OF DIRECTORS AND THE COMPANY OFFICIALS RESPONSIBLE FOR THE DRAFTING OF THE FINANCIAL STATEMENTS

(in accordance with section 140(I) of the Cyprus Securities and Stock Exchange Law as amended with Law 115(I)/2005)

We the Members of the Board of Directors and the Company officials responsible for the drafting of the financial statements of Bank of Cyprus Public Company Ltd for the year ended 31 December 2006, based on our knowledge, which is the product of careful and conscientious work, declare that the particulars which are specified in the consolidated financial statements are true and complete.

Eleftherios P. Ioannou
Andreas Artemis
Christos S. Pantzaris
Dimitris P. Ioannou
Vassilis G. Rologis
Costas Z. Severis
Theodoros Aristodemou
Christakis G. Christofides
Evdokimos Xenophontos
Andreas Pittas
Anna Diogenous
George M. Georgiades
Andreas J. Jacovides
Christos Mouskis
Manthos Mavrommatis
Andreas Eliades
Charilaos G. Stavrakis
Yiannis Kypri
Christis Hadjimitsis

27 February 2007

DIRECTORS' REPORT

The Board of Directors submit to the shareholders their Report together with the audited consolidated financial statements for the year ended 31 December 2006.

ACTIVITIES

Bank of Cyprus Public Company Ltd (the 'Company') is the holding company of the Bank of Cyprus Group (the 'Group'). The principal activities of the Company and its subsidiaries in Cyprus and abroad during the year continued to be the provision of banking and financial services, insurance business and property and hotel business.

The Group companies and branches are set out in Note 38 of the financial statements.

FINANCIAL RESULTS

Profit after tax for 2006 recorded an increase of 153% compared to 2005. There has been a significant improvement in all of the Group's performance indicators as a result of the fast growth rate of the Group's business in Cyprus, combined with the cost containment program, the very positive course of the Group's insurance operations and the continuation of its dynamic expansion in Greece.

Group Financial Highlights

in C£ thousand	Change	2006	2005
Profit before provisions	+56%	282.882	181.645
Profit before tax	+148%	224.523	90.558
Profit after tax	+153%	183.106	72.417
Earnings per share	**+132%**	**33,4 cent**	**14,4 cent**
Cost/income	**-10,0 p.p.***	**46,7%**	**56,7%**
Return on equity	**+9,8 p.p.***	**21,7%**	**11,9%**

* p.p.= percentage points, 1 percentage point = 1%

Group Financial Footings

in C£ thousand	Change	2006	2005
Loans	+20%	8.365.155	6.984.211
Deposits	+13%	12.099.736	10.724.485
Equity	+19%	904.621	761.651

The above results reflect the positive effect of the steps taken for:

- Increase in business volumes (20% in loans and 13% in deposits).
- Increase in net interest income by 28%.
- Increase in net fee and commission income by 13%.
- Increase in income from insurance business by 13%.
- Containment of the rate of increase of expenses to 4%.
- Decrease of the annual charge of provision for impairment to 0,7% of total loans.

DIVIDENDS

The Board of Directors proposes the payment of a final dividend of 10 cent per share. An interim dividend of 7 cent per share was paid in December 2006. The total dividend for year 2006 amounts to 17 cent (2005: 7 cent) per share.

FUTURE DEVELOPMENTS

The Group has set its strategic priorities for the three years 2007-2009 aiming to enhance shareholder value on a sustainable basis. The initiatives of the Group aim to utilise its strategic advantages, namely its leading position in Cypriot domestic banking, the critical role of the Group in the establishment of Cyprus as an international financial centre for businesses from Russia and other countries of Eastern Europe, and its particularly successful presence in the Greek market. The Group's strategic initiatives will provide opportunities for the profitable utilisation of the Group's liquidity and capital.

The Group's strategy for the three years 2007-2009 is to focus on the following:

1. Exploiting opportunities in Cyprus

- Enhancement of its position in the domestic banking market with particular focus on the retail sector.
- In addition to growth in total income, effective cost control is anticipated through further improvements in network efficiency, controlled recruitments, and through exploitation of cost synergy opportunities from the support functions in Greece and Cyprus.
- The provision charge for impairment of loans and advances is expected to decline through further credit quality improvements and the particularly effective new credit policy implemented.
- Further strengthening of the Group's leading position of profitable banking to international companies based in Cyprus.

2. Further expansion in Greece and growing profitability of its maturing network

- Expansion of the Group's branch network to 190 branches by 2009 (from 120 at 31 December 2006).
- Significant enhancement of profitability through the maturity of the approximately 800.000 client relationships of the Group in Greece, which will offer improved pricing and cross-selling opportunities and by taking advantage of the particularly cost efficient structure of the operations.

3. Expansion into new markets

The objective of the expansion into new markets is the long-term continuation of the high growth rates of the Group and is based on its strategic advantages in order to minimise the risks and create value for shareholders. Countries that have been targeted are those where the Bank of Cyprus Group has existing client relationships, that have significant population, strong macroeconomic environment, low banking sector penetration, and brand recognition for Bank of Cyprus, thus providing very good prospects for the Group. The experience of our successful expansion into the competitive Greek market and the existing client relationships form the Group's competitive advantage compared to the competition.

Commencement of operations in Romania

The Group has already obtained all the relevant licences for the commencement of banking operations in Romania and plans the full commencement of operations within the first six months of 2007. The Group has also launched its leasing operations in Romania, aiming to utilise the experience it has acquired in the leasing sector in Greece as well as its relationships with large retailers.

Commencement of operations in Russia

The Group aims to commence operations in Russia during 2007. The largest part of the bank licensing procedure has already been completed. The Group has a large number of client relationships with businesses that operate in Russia given that Cyprus is the country of incorporation for a large number of their subsidiaries. The Group's strategy to penetrate the Russian market initially entails the development of a loan portfolio and the provision of banking services to existing corporate clients of the Group.

RISK MANAGEMENT

Like other financial organisations, the Group is exposed to risks, the most significant of which are credit risk and market risk that arises from adverse movements in exchange rates, interest rates, equity share prices or other security prices. The Group monitors and manages these risks through various control mechanisms. Detailed information relating to Group risk management is set out in Note 34 of the financial statements.

SHARE CAPITAL

During the year, the share capital of the Company increased by C£3.259 thousand as a result of dividend reinvestment and by C£1.002 thousand following the exercise of share options by the Group's employees, as described in Note 25 of the financial statements.

EVENTS AFTER THE BALANCE SHEET DATE

Events after the balance sheet date are disclosed in Note 39 of the financial statements.

BOARD OF DIRECTORS

The members of the Board of Directors of the Company are listed on page 10. All directors were members of the Board throughout the year 2006 except Mr Andreas Eliades, who was appointed on 26 June 2006 in replacement of Mr Polys G. Polyviou, who retired from the Board of Directors on the same day and Messrs Charilaos G. Stavrakis and Yiannis Kypri, who were appointed on 9 November 2006, in replacement of Messrs Demetris Z. Pierides and George A. David who retired from the Board of Directors on 27 and 28 July 2006, respectively. On 7 September 2006, the Company's Board of Directors elected Mr Eleftherios P. Ioannou as Chairman in replacement of Mr Vassilis G. Rologis who retired from his position as Chairman of the Board.

The members of the Board of Directors express their gratitude to the retired Chairman Mr Vassilis G. Rologis for his valuable contribution as Chairman of the Board of Directors. They also express their gratitude to Messrs Polys G. Polyviou, George A. David and Demetris Z. Pierides for their long period of service on the Board of Directors of the Company and its subsidiaries.

In accordance with the Company's Articles of Association, Messrs Dimitris P. Ioannou, Costas Z. Severis, Theodoros Aristodemou, Evdokimos Xenophontos, Andreas Pittas, Andreas Eliades, Charilaos G. Stavrakis, and Yiannis Kypri retire and, being eligible, offer themselves for re-election. The vacancies so created will be filled by election.

INDEPENDENT AUDITOR

The independent auditors of the Company, Ernst & Young, have expressed their willingness to continue in office. A resolution for their re-appointment and remuneration will be proposed at the Annual General Meeting.

E. P. Ioannou
Chairman

27 February 2007

BANK OF CYPRUS GROUP

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2006

	Notes	2006 C£000	2005 C£000
Turnover	2	**974.290**	797.255
Interest income	3	**752.237**	605.305
Interest expense	4	**(393.608)**	(325.539)
Net interest income		**358.629**	279.766
Fee and commission income		**107.359**	97.908
Fee and commission expense		**(6.248)**	(8.204)
Foreign exchange income		**20.789**	14.493
Net gains on sale and change in fair value of financial instruments	5	**14.979**	6.022
Income from insurance business	6	**26.402**	23.375
Other income	7	**8.719**	5.882
		530.629	419.242
Staff costs	8	**(155.883)**	(151.331)
Other operating expenses		**(91.864)**	(86.266)
Profit before provisions		**282.882**	181.645
Provisions for impairment of loans and advances	14	**(58.359)**	(91.087)
Profit before tax	9	**224.523**	90.558
Tax	10	**(41.417)**	(18.141)
Profit after tax		**183.106**	72.417
Basic earnings per share (cent)	11	**33,4**	14,4
Diluted earnings per share (cent)	11	**33,3**	14,4

BANK OF CYPRUS GROUP

CONSOLIDATED BALANCE SHEET

as at 31 December 2006

	Notes	2006 C£000	2005 C£000
Assets			
Cash and balances with central banks	12	**683.088**	611.681
Placements with banks	12	**2.486.465**	2.578.300
Investments at fair value through profit or loss	13	**236.592**	89.331
Loans and advances to customers	14	**8.365.155**	6.984.211
Investments available-for-sale and held-to-maturity	16	**2.110.688**	1.945.261
Property and equipment	17	**153.813**	159.664
Intangible assets	18	**10.284**	10.927
Other assets	19	**229.733**	191.008
		14.275.818	12.570.383
Life assurance business net assets attributable to policyholders	20	**287.157**	231.806
Total assets		**14.562.975**	12.802.189
Liabilities			
Amounts due to banks		**261.328**	177.749
Customer deposits and other accounts	21	**12.099.736**	10.724.485
Debt securities in issue	22	**433.777**	318.216
Other liabilities	23	**256.351**	223.701
		13.051.192	11.444.151
Life assurance business liabilities to policyholders	20	**287.157**	231.806
Subordinated loan stock	24	**320.005**	364.581
Total liabilities		**13.658.354**	12.040.538
Equity			
Share capital	25	**276.919**	272.658
Share premium		**341.365**	311.399
Revaluation reserves and other reserves	27	**99.018**	95.919
Exchange adjustments reserve		**(2.611)**	(2.898)
Retained earnings	27	**189.930**	84.573
		904.621	761.651
Total liabilities and equity		**14.562.975**	12.802.189
Contingent liabilities and commitments			
Contingent liabilities	29	**857.273**	770.809
Commitments	29	**1.592.332**	1.389.717

E. P. Ioannou	*Chairman*
A. Artemis	*Vice-Chairman*
A. Eliades	*Group Chief Executive Officer*
C. G. Stavrakis	*Chief Executive Officer Cyprus and Deputy Group Chief Executive Officer*
Y. Kypri	*Group Chief General Manager*
Chr. Hadjimitsis	*Group General Manager Finance*

BANK OF CYPRUS GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2006

	Share capital	Share premium	Revaluation reserves and other reserves (Note 27)	Exchange adjustments reserve	Retained earnings (Note 27)	Total equity
	C£000	C£000	C£000	C£000	C£000	C£000
At 1 January 2006	272.658	311.399	95.919	(2.898)	84.573	761.651
Gains/(losses) from changes in fair value of available-for-sale investments:						
- treasury bills and debt securities	-	-	(12.386)	-	-	(12.386)
- equity shares	-	-	23.341	-	-	23.341
Losses from change in fair value of financial instruments designated as cash flow hedges	-	-	(599)	-	-	(599)
Deferred tax	-	-	1.485	-	-	1.485
Exchange adjustments	-	-	-	287	-	287
Increase in value of life assurance policies in force after tax (Note 20)	-	-	4.100	-	(4.100)	-
Transfer of realised profits on disposal of property	-	-	(798)	-	798	-
Transfer to the income statement on redemption/sale of available-for-sale investments	-	-	(12.044)	-	-	(12.044)
Net profit/(loss) recognised directly in equity	-	-	3.099	287	(3.302)	84
Profit after tax for the year	-	-	-	-	183.106	183.106
Total profit for the year	-	-	3.099	287	179.804	183.190
Dividends paid (Note 26)	-	-	-	-	(76.712)	(76.712)
Dividend reinvestment (Note 25)	3.259	24.434	-	-	-	27.693
Exercise of share options (Note 25)	1.002	5.532	-	-	-	6.534
Cost of share-based payments (Note 8)	-	-	-	-	2.265	2.265
At 31 December 2006	**276.919**	**341.365**	**99.018**	**(2.611)**	**189.930**	**904.621**

BANK OF CYPRUS GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2005

	Share capital	Share premium	Revaluation reserves and other reserves (Note 27)	Exchange adjustments reserve	Retained earnings (Note 27)	Total equity
	C£000	C£000	C£000	C£000	C£000	C£000
At 1 January 2005	232.385	238.955	56.918	(2.828)	33.683	559.113
Gains from changes in fair value of available-for-sale investments: - treasury bills and debt securities	-	-	30.087	-	-	30.087
- equity shares	-	-	5.072	-	-	5.072
Transfer to the income statement on termination of cash flow hedges	-	-	4.043	-	-	4.043
Deferred tax	-	-	1.807	-	-	1.807
Exchange adjustments	-	-	-	(70)	-	(70)
Increase in value of life assurance policies in force after tax (Note 20)	-	-	2.200	-	(2.200)	-
Transfer of realised profits on disposal of property	-	-	(148)	-	148	-
Transfer to the income statement on redemption/sale of available-for-sale investments	-	-	(4.060)	-	-	(4.060)
Net profit/(loss) recognised directly in equity	-	-	39.001	(70)	(2.052)	36.879
Profit after tax for the year	-	-	-	-	72.417	72.417
Total profit/(loss) for the year	-	-	39.001	(70)	70.365	109.296
Dividend paid	-	-	-	-	(18.591)	(18.591)
Defence contribution on deemed dividend distribution (Note 27)	-	-	-	-	(884)	(884)
Dividend reinvestment (Note 25)	1.322	2.907	-	-	-	4.229
Issue of share capital (Note 25)	38.951	70.112	-	-	-	109.063
Share capital issue costs	-	(575)	-	-	-	(575)
At 31 December 2005	**272.658**	**311.399**	**95.919**	**(2.898)**	**84.573**	**761.651**

BANK OF CYPRUS GROUP

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2006

	Note	**2006** **C£000**	2005 C£000
Net cash flow from operating activities	31	**218.770**	1.264.754
Cash flow from investing activities			
Purchases of investments			
- treasury bills		**(94.278)**	(62.044)
- debt securities		**(944.518)**	(1.035.297)
- equity shares		**(793)**	(224)
Proceeds on disposal/redemption of investments			
- treasury bills		**117.410**	139.282
- debt securities		**743.613**	738.960
- equity shares		**10.680**	1.241
Interest on treasury bills		**2.119**	4.210
Interest on debt securities		**90.366**	69.002
Dividend income from equity shares		**999**	428
Purchase of property and equipment		**(9.902)**	(17.991)
Proceeds on disposal of property and equipment		**2.516**	1.437
Purchase of intangible assets		**(4.172)**	(2.967)
Purchase of investment property		**(6.244)**	-
Proceeds on disposal of investment property		**6.007**	895
Net cash flow used in investing activities		**(86.197)**	(163.068)
Cash flow from financing activities			
Issue of share capital		**6.534**	108.488
Issue of subordinated loan stock		**114.840**	-
Redemption of subordinated loan stock		**(153.237)**	-
Dividend payment		**(49.019)**	(14.362)
Interest on subordinated loan stock		**(16.886)**	(16.772)
Net cash flow (used in)/from financing activities		**(97.768)**	77.354
Net increase in cash and cash equivalents for the year		**34.805**	1.179.040
Cash and cash equivalents			
At 1 January		**2.780.103**	1.601.133
Exchange adjustments		**287**	(70)
Net increase in cash and cash equivalents for the year		**34.805**	1.179.040
At 31 December	32	**2.815.195**	2.780.103

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed in respect of items that are considered material for the annual results and the presentation of the financial position of Bank of Cyprus Public Company Ltd (the 'Company') and its subsidiaries (the 'Group') are stated below.

1. BASIS OF PREPARATION

The consolidated financial statements have been prepared on a historical cost basis, except for properties, investment properties, available-for-sale investments, derivative financial instruments and financial assets at fair value through profit or loss, that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged items in fair value hedges, and otherwise carried at cost, are adjusted to record changes in fair value attributable to the risks that are being hedged.

The consolidated financial statements are presented in Cyprus pounds (C£) and all amounts are rounded to the nearest thousand except when otherwise indicated.

STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and the International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB).

All IFRSs issued by the IASB and effective at the time of preparing these consolidated financial statements, have been adopted by the EU through the endorsement procedure established by the European Commission, with the exception of certain provisions of International Accounting Standard (IAS) 39 'Financial Instruments: Recognition and measurement' relating to portfolio hedge accounting. Since the Group is not affected by these provisions, these consolidated financial statements comply with both the IFRSs as adopted by the EU and the IFRSs as issued by the IASB.

In addition, the consolidated financial statements have been prepared in accordance with the requirements of the Cyprus Companies Law, Cap. 113 and the Cyprus Stock Exchange Laws and Regulations.

2. ADOPTION OF NEW AND AMENDED IFRSs

As from 1 January 2006, new IFRSs, interpretations and amendments have come into effect. These did not have any effect on the financial statements of the Group, except as set out below:

IAS 1 and IAS 19, Amendments 'Actuarial Gains and Losses, Group Plans and Disclosures'

The amended IAS 19 offers an additional option regarding the recognition of actuarial gains and losses related to defined benefit plans. It allows the recognition of all actuarial gains and losses through the statement of recognised gains and losses directly in equity. IAS 19 requires additional disclosures. It also gives guidance on the treatment by entities within a group of certain employee benefits in their individual financial statements and requires additional disclosures.

This amendment has resulted in additional disclosures by the Group for the year ended 31 December 2006 as well as comparative information for year 2005. The Group has elected not to apply the new option offered and therefore the amendment had no impact on the recognition and measurement of actuarial gains and losses.

3. STANDARDS AND INTERPRETATIONS THAT ARE ISSUED BUT NOT YET EFFECTIVE

Up to the date of approval of the financial statements, certain new standards, interpretations and amendments to existing standards have been published but are not yet effective for the current reporting period and which the Group has not early adopted, as follows:

(i) Standards and interpretations issued by the IASB and adopted by the EU

IFRS 7 'Financial Instruments: Disclosures' and a complementary amendment to IAS 1 'Presentation of Financial Statements – Capital Disclosures' (effective for annual periods beginning on or after 1 January 2007)

IFRS 7 requires additional disclosure of qualitative and quantitative information regarding exposure to risks arising from financial instruments. In particular, it specifies minimum disclosures about credit risk, liquidity risk and market risk. IFRS 7 replaces IAS 30 'Disclosures in the Financial Statements of Banks and Similar Financial Institutions' and the disclosure requirements in IAS 32 'Financial Instruments: Disclosure and Presentation'.

The amendment to IAS 1 introduces disclosures relating to the level of an entity's capital and how it is managed.

The Group does not expect that the adoption of IFRS 7 and the amended IAS 1 will have any material effect on the financial statements, except for the additional disclosures required.

IFRIC 7 'Applying the Restatement Approach' under IAS 29 'Financial Reporting in Hyperinflationary Economies' (effective for annual periods beginning on or after 1 March 2006)

International Financial Reporting Interpretation (IFRIC 7) requires entities to apply IAS 29 in the reporting period in which an entity first identifies the existence of hyperinflation in the economy of its functional currency, as if the economy had always been hyperinflationary. IFRIC 7 is not relevant to the Group.

IFRIC 8 'Scope of IFRS 2' (effective for annual periods beginning on or after 1 May 2006)

IFRIC 8 clarifies that IFRS 2 'Share-Based Payments' applies to any arrangement by which equity shares are granted or liabilities (based on the value of an entity's equity shares) are incurred and the identifiable consideration appears to be less than the fair value of the equity shares granted or the liabilities incurred. IFRIC 8 is not relevant to the Group.

IFRIC 9 'Reassessment of Embedded Derivatives' (effective for annual periods beginning on or after 1 June 2006)

IFRIC 9 requires an entity to assess upon entering into a contract, whether this contains an embedded derivative and prohibits reassessment unless there is a change to the contract terms as a result of which there are significant changes in the cash flows. IFRIC 9 is not relevant to the Group.

(ii) Standards and interpretations issued by the IASB but not yet adopted by the EU

IFRS 8 'Operating Segments' (effective for annual periods beginning on or after 1 January 2009)

IFRS 8 replaces IAS 14 'Segment Reporting' and adopts a management-based approach to segment reporting. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. This information may be different from that reported in the balance sheet and income statement and entities will need to provide explanations and reconciliations of the differences. The Group is in the process of assessing the impact of this standard on its financial statements.

3. STANDARDS AND INTERPRETATIONS THAT ARE ISSUED BUT NOT YET EFFECTIVE (CONTINUED)

(ii) Standards and interpretations issued by the IASB but not yet adopted by the EU (continued)

IFRIC 10 'Interim Financial Reporting and Impairment' (effective for annual periods beginning on or after 1 November 2006)
IFRIC 10 may impact the financial statements should any impairment losses be recognised in the interim financial statements in relation to goodwill, available-for-sale investments or unquoted equity shares carried at cost as these losses may not be reversed in subsequent interim periods or when preparing the annual financial statements.

IFRIC 11, IFRS 2 'Group and Treasury Share Transactions' (effective for annual periods beginning on or after 1 March 2007)
IFRIC 11 requires arrangements whereby an employee is granted options to buy equity shares, to be accounted for as equity-settled schemes by an entity even if the entity chooses or is required to buy those equity shares from another party, or the shareholders of the entity provide the equity shares granted. The interpretation also extends to the way in which subsidiaries, in their separate financial statements, account for such schemes when their employees receive rights to equity instruments of the parent.

IFRIC 11 applies to the way the Group's subsidiaries account, in their individual financial statements, for options granted to their employees to buy equity shares of the Company. The accounting treatment followed by the Group is in line with the relevant provisions of the Interpretation.

IFRIC 12 'Service Concession Arrangements' (effective for annual periods beginning on or after 1 January 2008)
IFRIC 12 outlines an approach to account for contractual arrangements arising from entities providing public services. It provides that the operator should not account for the infrastructure as property, plant and equipment, but recognise a financial asset and/or an intangible asset. IFRIC 12 is not relevant to the Group.

4. SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the financial statements requires the Group's management to make judgments and estimates that can significantly affect the amounts recognised in the financial statements, the most significant of which are presented below:

PROVISION FOR IMPAIRMENT OF LOANS AND ADVANCES

The Group reviews its loans and advances to customers to assess whether a provision for impairment should be recorded in the income statement. In particular, management is required to estimate the amount and timing of future cash flows in order to determine the amount of provision required. Such estimates are based on assumptions about a number of factors and therefore actual results may differ, resulting in future adjustments to the level of the provision.

In addition to provisions for impairment against individually significant loans and advances, the Group also makes a collective impairment provision. In determining the amount of the collective provision, a number of estimates are made by management, such as (a) the classification of loans into portfolios of similar credit risk characteristics, (b) the estimated period between the event causing impairment and the identification of the impairment loss and (c) whether current economic conditions are such that the actual amount of incurred losses is likely to be greater or lower than that derived from historical experience.

FAIR VALUE OF TREASURY BILLS, EQUITY SHARES, DEBT SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

The fair value of treasury bills, equity shares, debt securities and derivative financial instruments that are not quoted in an active market, is determined using valuation models. These models are periodically reviewed by qualified personnel and validated.

To the extent possible, models use observable data, as well as factors such as the determination of credit risk and volatilities which require management to make estimates and assumptions. Changes in these estimates and assumptions could affect the fair value of the relevant financial instruments.

4. SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES (CONTINUED)

IMPAIRMENT OF AVAILABLE-FOR-SALE INVESTMENTS IN EQUITY SHARES

Available-for-sale investments in equity shares are measured at fair value with fair value changes taken to the 'Revaluation reserve' in equity. Available-for-sale investments in equity shares are impaired when there has been a significant or prolonged decline in their fair value below cost. In such a case, the total loss previously recognised in equity is recognised in the income statement.

The determination of what is significant or prolonged requires judgement by management. The factors which are evaluated include the expected volatility in share prices. In addition, impairment may be appropriate when there is evidence that significant adverse changes have taken place in the technological, market, economic or legal environment in which the investee operates.

RETIREMENT BENEFITS

The cost of defined benefit pension plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rate of return on plan assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty.

GENERAL INSURANCE BUSINESS

For general insurance contracts, a provision is made for the estimated cost of claims notified but not settled and claims incurred but not reported at the balance sheet date. Estimates regarding the provisions for claims are based on past experience and industry practices.

LIFE ASSURANCE BUSINESS

For life assurance contracts, actuarial estimates are made in respect of the liabilities arising from death claims, based on standard international mortality tables that reflect historical mortality experience. Estimates are also made as to future investment income arising from assets used to cover liabilities arising from life insurance contracts. These estimates are based on current market returns as well as expectations about future economic and financial developments.

Estimates for future deaths, voluntary terminations, investment returns and administration expenses are used to calculate the liability over the term of the contract. At each reporting date, these estimates are reassessed and monitored for adequacy and any changes are reflected with corresponding adjustments to the liability amount.

TAXATION

The Group operates and is therefore subject to taxation in various countries. Estimates are required in determining the provision for taxes at the balance sheet date and therefore the final tax determination is uncertain. Where the final tax is different from the amounts that were initially recognised, such differences will impact the income tax expense, the tax liabilities and deferred tax assets or liabilities of the period in which the final tax is agreed with the relevant tax authorities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

5. BASIS OF CONSOLIDATION

The consolidated financial statements comprise the financial statements of the Group for the year ended 31 December each year. The financial statements of the subsidiaries are prepared as of the same reporting date as that of the Company, using consistent accounting policies.

All intra-group balances and transactions are eliminated on consolidation.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. Control is achieved where the Group has the power to govern the financial and operating strategies of an entity so as to benefit from its activities. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal, respectively.

An excess of the cost of acquisition over the fair values of the identifiable net assets acquired, is recognised as goodwill on the balance sheet. Where the fair values of the identifiable net assets are greater than the cost of acquisition (i.e. a discount on acquisition), the difference is recognised directly in the income statement in the year of acquisition.

In order to reflect the different nature of the shareholders' and policyholders' interests in the long-term life assurance business, the value of long-term life assurance business net assets attributable to policyholders are presented separately in the consolidated balance sheet.

6. INTEREST IN JOINT VENTURES

The Group recognises its interest in joint ventures using proportionate consolidation. The financial statements of the joint venture entities are prepared as of the same reporting date as that of the Company, using consistent accounting policies.

7. FOREIGN CURRENCY TRANSLATION

The consolidated financial statements are presented in Cyprus pounds (C£), which is the functional and presentation currency of the Company and its subsidiaries in Cyprus. Each overseas branch or subsidiary of the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

(i) Transactions and balances

Transactions in foreign currencies are recorded using the functional currency rate of exchange ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to 'Foreign exchange income' in the income statement, with the exception of differences on foreign currency liabilities that provide a hedge against the net investment in overseas branches and subsidiaries. These differences are recognised directly in equity in the 'Exchange adjustments reserve' until the disposal of the net investment, at which time they are recognised in the income statement.

Non-monetary items that are measured at historic cost in a foreign currency, are translated using the exchange rates ruling as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined.

(ii) Subsidiary companies and branches

At the reporting date, the assets and liabilities of overseas subsidiaries and branches are translated into the Group's presentation currency (Cyprus pounds) at the rate of exchange ruling at the balance sheet date, and their income statements are translated using the average exchange rates for the year. Any goodwill arising on the acquisition of overseas branches and subsidiaries and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition, are treated as assets and liabilities of the foreign branches and subsidiaries and translated at the rate ruling on the balance sheet date.

Exchange differences arising on translation are recognised directly in the 'Exchange adjustments reserve' in equity. On disposal of an overseas subsidiary or branch, the cumulative amount of the exchange differences previously recognised in equity and relating to that particular overseas operation, is recognised in the income statement as part of the profit or loss on disposal.

8. SEGMENTAL REPORTING

The Group is organised by business segments and this is the primary format for segmental reporting. Each business segment provides products or services which are subject to risks and returns that are different from those of other business segments. The geographic segments cover products or services which are subject to risks and returns that are different from those of similar products and services provided in other economic environments.

9. TURNOVER

Group turnover comprises gross interest income, fee and commission income, foreign exchange income, gross insurance premiums, turnover of property and hotel business and other income.

10. REVENUE RECOGNITION

Revenue is recognised when it is probable that economic benefits will flow to the Group and the revenue can be reliably measured.

(i) Interest income

For all financial assets measured at amortised cost and interest bearing financial assets classified as available-for-sale investments, interest income is recognised using the effective interest rate method.

Interest and other income from non-performing loans and advances is not recognised in the income statement but is credited to a balance sheet suspense account. Non-performing loans and advances are defined as: (a) loans and advances that are more than three months in arrears and are not fully secured, (b) overdraft accounts that are over 5% in excess of their credit limit on a continuous basis for more than three months and are not fully secured at the date of calculation of the accrued interest, and (c) loans and advances for which a provision for impairment has been made.

During 2005, non-performing loans and advances were defined as: (a) loans and advances that were more than six months in arrears and were not fully secured, (b) overdraft accounts that were in excess of their credit limit and were not fully secured at the date of calculation of the accrued interest, to the extent that the accrued interest or other income was not covered by the total of the amounts credited in the account during the previous six months, and (c) loans and advances for which a provision for impairment was made.

Interest and other income credited to a balance sheet suspense account, are transferred to the income statement upon collection or when the relevant loans and advances cease to be classified as non-performing.

(ii) Fee and commission income

Fee and commission income is recognised on the basis of work done so as to match the cost of providing the service, whereas fees and commissions in respect of credit risk are recognised in the income statement on a systematic basis over the period of the exposure.

(iii) Dividend income

Dividend income is recognised when the Group's right to receive payment is established.

(iv) Rental income

Rental income from investment properties is accounted for on a straight-line basis over the period of the lease and is recognised in the income statement in 'Other income'.

(v) Income from the disposal of property held for sale

Income and cost of sales from the disposal of these properties is recognised in the income statement in 'Other Income' when the buyer accepts delivery and the transfer of risks and rewards to the buyer is completed.

11. RETIREMENT BENEFITS

The Group operates several defined benefit retirement plans. The main retirement benefit plans require the payment of contributions to separately administered funds (funded schemes).

The cost of providing benefits is estimated separately for each plan using the Projected Unit Credit Method of actuarial valuation.

Actuarial gains or losses are recognised as income or expense if the net cumulative unrecognised gains or losses at the end of the previous reporting period exceed the greater of 10% of the present value of the defined benefit obligations of the plan or 10% of the fair value of plan assets as at that date. The portion of the actuarial gains or losses to be recognised is the excess amount determined above, divided by the expected average remaining working lives of the employees participating in the plan.

The cost of providing benefits under defined contribution and early retirement plans is recognised in the income statement on an accruals basis.

12. SHARE-BASED BENEFITS

The Group grants to its employees options to buy equity shares or other securities of the Company. These are recognised as share based equity-settled transactions. The cost of equity-settled transactions is measured by reference to the fair value at the date on which the options are granted. The fair value is determined using appropriate valuation models.

The cost of share-based benefits is recognised over the period in which the vesting conditions are fulfilled and which ends when the right of the employees to receive the shares is established. The total cost recognised at each reporting date reflects the Group's best estimate of the number of equity instruments that will ultimately vest.

The income statement charge or credit for a period is included in 'Staff costs' and represents the movement in the cumulative cost recognised as at the beginning and end of that period, with a corresponding debit or credit in 'Retained earnings' in equity.

No cost is recognised for benefits which do not ultimately vest.

The above are applicable to benefits granted after 7 November 2002 and which had not vested by 1 January 2005, which is the date of adoption of IFRS 2 by the Group.

13. FINANCIAL INSTRUMENTS

(i) Date of recognition

Purchases or sales of financial assets, where delivery is required within a time frame established by regulations or by market convention, are recognised on the trade date, i.e. the date that the Group commits to purchase or sell the asset. Derivatives are recognised on a trade date basis. 'Amounts due to banks', 'Customer deposits and other accounts', 'Placements with banks' and 'Loans and advances to customers' are recognised when cash is received by the Group or advanced to the borrowers.

(ii) Initial recognition of financial instruments

The classification of financial instruments at initial recognition depends on the purpose for which the financial instruments were acquired and on their characteristics. All financial instruments are measured initially at their fair value plus, in the case of financial assets and liabilities not measured at fair value through profit or loss, any directly attributable incremental costs of acquisition or issue.

13. FINANCIAL INSTRUMENTS (CONTINUED)

(iii) Derivatives classified at fair value through profit or loss

Derivatives are recorded at fair value and classified as assets when their fair value is positive and as liabilities when their fair value is negative. Subsequently derivatives are measured at fair value. Changes in the fair value of derivatives held for trading are included in 'Net gains on sale and change in fair value of financial instruments' in the income statement.

Derivatives embedded in other financial instruments, such as the conversion option in an acquired convertible bond, are treated as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contract, and the host contract is not itself measured at fair value with fair value changes recognised in the income statement. The embedded derivatives separated from the host are carried at fair value, with changes in fair value recognised in 'Net gains on sale and change in fair value of financial instruments' in the income statement.

(iv) Financial assets or financial liabilities held for trading

Other financial assets or financial liabilities held for trading are recognised in the balance sheet at fair value. Changes in fair value are recognised in 'Net gains on sale and change in fair value of financial instruments' in the income statement. Interest income and expense are included in the corresponding captions according to the terms of the relevant contract, while dividend income is recognised in 'Other income' when the right to receive payment has been established.

(v) Financial assets or financial liabilities at fair value through profit or loss

Financial assets and financial liabilities classified in this category are designated by management on initial recognition when the following criteria are met: (a) the designation eliminates or significantly reduces the inconsistency that would otherwise arise from the measurement of the assets or liabilities or the recognition of gains or losses on them on a different basis, or (b) the assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed and their performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, or (c) the financial instrument contains an embedded derivative, unless the embedded derivative does not significantly modify the cash flows of the instrument or it is clear, with little or no analysis, that the embedded derivative could not be separated.

Financial assets and financial liabilities at fair value through profit or loss are recognised in the balance sheet at fair value. Changes in fair value are recognised in 'Net gains on sale and change in fair value of financial instruments' in the income statement. Interest income and expense are included in the corresponding captions according to the terms of the relevant contract, while dividend income is recognised in 'Other income' when the right to receive payment has been established.

(vi) Held-to-maturity investments

Held-to-maturity investments are those which carry fixed or determinable payments and have fixed maturities and which the Group has the intention and ability to hold to maturity. After initial measurement, held-to-maturity investments are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees that are an integral part of the effective interest rate. The amortisation is included in 'Interest income' in the income statement. Losses arising from impairment of such investments are recognised in 'Net gains on sale and change in fair value of financial instruments' in the income statement.

(vii) Loans and advances

Loans and advances to customers are financial assets with fixed or determinable payments that are not quoted in an active market. They are not entered into with the intention of immediate or short-term resale and are not classified as 'Investments held for trading', nor designated as 'Investments available-for-sale' or 'Investments at fair value through profit or loss'. This accounting policy covers the balance sheet captions 'Placements with banks' and 'Loans and advances to customers'. After their initial recognition, loans and advances to customers are subsequently measured at amortised cost using the effective interest rate method, less any provision for impairment. The losses arising from impairment are recognised in the income statement in 'Provisions for impairment of loans and advances'.

13. FINANCIAL INSTRUMENTS (CONTINUED)

(viii) Available-for-sale investments

Available-for-sale investments are those which are designated as such or do not qualify to be classified as 'Investments at fair value through profit or loss', 'Investments held-to-maturity' or 'Loans and advances'. These investments can be sold in response to changes in market risks or liquidity requirements and include equity shares, debt securities and treasury bills.

After initial measurement, available-for-sale investments are measured at fair value. Unrealised gains and losses from changes in fair value are recognised directly in equity in the 'Revaluation reserve'. When the security is disposed of, the cumulative gain or loss previously recognised in equity is recognised in the income statement in 'Net gains on sale and change in fair value of financial instruments'. Where the Group holds more than one investment in the same security, they are deemed to be disposed of on a weighted average cost basis. Interest income from available-for-sale debt securities and treasury bills is recorded as 'Interest income' using the effective interest rate method. Dividend income from available-for-sale equity shares is recognised in the income statement in 'Other income' when the right to receive payment has been established. Impairment losses on available-for-sale investments are recognised in the income statement in 'Net gains on sale and change in fair value of financial instruments'.

(ix) Subordinated loan stock and debt securities in issue

Subordinated loan stock and debt securities in issue are initially measured at cost, being the fair value of the consideration received, net of any issue costs. They are subsequently measured at amortised cost using the effective interest rate method, in order to amortise the difference between the cost at inception and the redemptions value, over the period to the earliest date that the Company has the right to redeem the subordinated loan stock and the debt securities in issue.

Debt instruments issued by the Company and held by the Group for trading purposes are treated as redemptions. Gains or losses on redemption are recognised if the repurchase price of the debt instrument was different from its carrying value at the date of repurchase. Subsequent sales of own debt instruments in the market are treated as debt re-issuance.

Interest on subordinated loan stock and debt securities in issue is included in 'Interest expense' in the income statement.

14. DERECOGNITION OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

(i) Financial assets

A financial asset is derecognised when: (a) the rights to receive cash flows from the asset have expired, or (b) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party and has: either (a) transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(ii) Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.

15. IMPAIRMENT OF FINANCIAL ASSETS

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets, that can be reliably estimated. Objective evidence of impairment may include indications that the borrower or group of borrowers is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the borrower might be declared bankrupt or proceed with a financial restructuring and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or the economic conditions that correlate with defaults.

15. IMPAIRMENT OF FINANCIAL ASSETS (CONTINUED)

(i) Loans and advances to customers

For loans and advances to customers carried at amortised cost, the Group first assesses individually whether objective evidence of impairment exists for loans and advances that are individually significant. Furthermore, a collective impairment assessment is made for loans and advances that are not individually significant and for losses that have been incurred but are not yet identified relating to loans and advances that have been assessed individually and for which no provision has been made.

The collectability of individually significant loans and advances is evaluated based on the customer's overall financial condition, resources and payment record, the prospect of support from creditworthy guarantors and the realisable value of any collateral.

There is objective evidence that a loan is impaired when it is probable that the Group will not be able to collect all amounts due according to the original contract terms, unless such loans are secured or other factors exist whereby the Group expects that all amounts due will be received.

If there is objective evidence, that an impairment loss has been incurred, the amount of the loss is measured as the difference between the loan's carrying amount and the present value of the estimated future cash flows (excluding future credit losses not yet incurred) including the cash flows which may arise from guarantees and tangible collateral, irrespective of the outcome of foreclosure. The carrying amount of the loan is reduced through the use of a provision account and the amount of the loss is recognised in the income statement. Loans together with the associated provisions are written off when there is no realistic prospect of future recovery. Loans are monitored continuously and are reviewed for impairment every six months. If, in a subsequent period, the amount of the estimated impairment loss decreases and the decrease is due to an event occurring after the impairment was recognised, when the creditworthiness of the customer has improved to such an extent that there is reasonable assurance that all principal and interest according to the original contract terms of the loan will be collected timely, the previously recognised impairment loss is reduced by adjusting the provision account. If a previously written-off loan is subsequently recovered, any amounts previously charged are credited to 'Provisions for impairment of loans and advances' in the income statement.

The present value of the estimated future cash flows is discounted using the loan's original effective interest rate. If a loan bears a variable interest rate, the discount rate used for measuring any impairment loss is the current reference rate plus the margin specified in the initial contract.

For the purposes of a collective evaluation of impairment, loans are grouped based on similar credit risk characteristics using the Group's internal credit rating systems that take into account the type of the loan and the industry, geographic location, collateral type, past-due amounts and other relevant factors.

Future cash flows for a group of loans and advances that are collectively evaluated *for impairment* are estimated on the basis of historical loss experience for loans with similar credit risk characteristics to those of the group. Historical loss experience is adjusted on the basis of current observable data to reflect the impact of current conditions that did not affect the period on which the historical loss experience is based and to remove the impact of conditions in the historical period that do not currently exist. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(ii) Held-to-maturity investments

For held-to-maturity investments the Group assesses at each balance sheet date whether there is objective evidence of impairment. If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses not yet incurred). The carrying amount of the asset is reduced and the amount of the loss is recognised in the income statement.

If, in a subsequent period, the amount of the estimated impairment loss decreases because of an event occurring after the impairment was recognised, the impairment loss previously recognised is reversed and the reversal is credited to the 'Net gains on sale and change in fair value of financial instruments' in the income statement.

15. IMPAIRMENT OF FINANCIAL ASSETS (CONTINUED)

(iii) Available-for-sale investments
For available-for-sale investments, the Group assesses whether there is objective evidence of impairment at each balance sheet date.

In the case of equity shares classified as available-for-sale, objective evidence would include a significant or prolonged decrease in the fair value of the investment below cost. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognised in the income statement – is deducted from the 'Revaluation reserve' and recognised in the income statement. Impairment losses on equity shares are not reversed through the income statement. Increases in their fair value after impairment are recognised in the 'Revaluation reserve' in equity.

In the case of debt securities and treasury bills classified as available-for-sale, impairment is assessed based on the same criteria applicable to financial assets carried at amortised cost. If, in a subsequent period, the impairment loss decreases and the decrease can be objectively related to an event occurring after the impairment loss was recognised, the impairment loss previously recognised is reversed through the income statement.

16. HEDGE ACCOUNTING

The Group uses derivative financial instruments to hedge exposures to interest rate and foreign currency risks. The Group applies hedge accounting for transactions which meet the specified criteria.

At inception of the hedging relationship, the Group formally documents the relationship between the hedged item and the hedging instrument, including the nature of the risk and the objective and strategy for undertaking the hedge. The method that will be used to assess the effectiveness of the hedging relationship forms part of the Group's documentation.

At inception of the hedging relationship, a formal assessment is also undertaken to ensure that the hedging relationship is highly effective regarding the offsetting of the changes in fair value or the cash flows attributable to the hedged risk. A hedge is regarded as highly effective if the changes in fair value or cash flows attributable to the hedged risk of the hedging instrument and the hedged item during the period for which the hedge is designated, are expected to offset in a range of 80% to 125%. In the case of cash flow hedges where the hedged item is a forecast transaction, the Group assesses whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect the income statement.

(i) Fair value hedges
In the case of fair value hedges that meet the criteria, the change in the fair value of a hedging instrument is recognised in the income statement in 'Net gains from sale and change in fair value of financial instruments'. The change in the fair value of the hedged item attributable to the risk hedged is recognised as part of the carrying value of the hedged item and is also recognised in the income statement in 'Net gains from sale and change in fair value of financial instruments'.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedging relationship is terminated.

For hedged items recorded at amortised cost, the difference between the carrying value of the hedged item on termination and the face value is amortised over the remaining term of the original hedge. If the hedged item is derecognised, the unamortised fair value adjustment is recognised immediately in the income statement.

16. HEDGE ACCOUNTING (CONTINUED)

(ii) Cash flow hedges

In the case of cash flow hedges that meet the criteria, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity in the 'Cash flow hedge reserve'. The ineffective portion of the gain or loss on the hedging instrument is recognised in the income statement.

When the hedged cash flows affect the income statement, the gain or loss previously recognised in the 'Cash flow hedge reserve' is transferred to the income statement.

(iii) Hedge of a net investment

Hedges of net investments in overseas branches or subsidiaries are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised directly in equity while gains or losses relating to the ineffective portion are recognised in the income statement.

On disposal of the overseas branch or subsidiary, the cumulative gains or losses recognised directly in equity are recognised in the income statement.

17. OFFSETTING FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet, if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

18. CLASSIFICATION OF INSURANCE PRODUCTS

The Group issues only insurance contracts. An insurance contract is a contract under which one party (the insurer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

Once a contract has been classified as an insurance contract, it remains an insurance contract until expiry or until all of the rights and obligations under the contract have been fulfilled, even if the insurance risk has been significantly reduced during its term.

19. LIFE ASSURANCE BUSINESS

Income from long-term life assurance business, recognised in the income statement, comprises: (a) gross insurance premiums net of reinsurance premiums, policy management fees, net claims, commissions to insurance intermediaries and the adjustments to insurance contract obligations, and (b) the change in the present value of future income from insurance contracts in force. The change in the present value of in-force insurance business is determined on a post tax basis. For presentation purposes, the change in value is grossed up at the underlying rate of tax. Staff costs and other operating expenses are included in the relevant expense captions of the income statement.

Premium income from unit-linked insurance contracts is recognised when received and when the units have been allocated to policyholders. Premium income from non-linked insurance contracts is recognised when due, in accordance with the terms of the relevant insurance contracts.

Fees and other expenses chargeable to the long-term assurance funds in accordance with the terms of the relevant insurance contracts, as well as the cost of death cover, are recognised in a manner consistent with the recognition of the relevant insurance premiums.

Commissions to insurance intermediaries are recognised in the income statement on an accruals basis, in accordance with the terms of the contracts with intermediaries.

Life assurance contract liabilities are determined on the basis of an actuarial valuation and for unit-linked insurance contracts they include the fair value of units allocated to policyholders on a contract by contract basis.

20. GENERAL INSURANCE BUSINESS

Income from general insurance business in the income statement consists of gross insurance premiums net of reinsurance premiums, net claims and commissions to insurance intermediaries, and the adjustments to insurance contract obligations. Staff costs and other operating expenses are included in the relevant expense captions of the income statement.

Premium income from insurance contracts (including reinsurance contracts) issued by the Group is recognised when due, in accordance with the terms of the relevant insurance contracts. Assigned reinsurance premiums are recognised in a manner consistent with the associated reinsured business and in accordance with the relevant reinsurance contracts held by the Group. Unearned insurance and reinsurance premiums relating to the period of risk after the balance sheet date are deferred to subsequent reporting periods.

A provision is made for the estimated cost of claims reported but not settled and claims incurred but not reported at the balance sheet date. The provision for the cost of claims reported but not settled is made on a case by case basis after taking into consideration all known facts, recent past experience and assumptions regarding the future outcome of outstanding cases. The provision for claims incurred but not reported at the balance sheet date is estimated in accordance with the relevant legislation.

21. LONG-TERM LIFE ASSURANCE BUSINESS

The Group accounts for its interest in long-term life assurance business using the embedded value basis of accounting.

The embedded value comprises of the net assets of the life assurance subsidiary, including any surplus retained within the long-term business funds which could be transferred to the shareholders, and the present value of the in-force business. The value of the in-force business is calculated by projecting the future surpluses and other net cash flows attributable to the shareholders arising from business written at the balance sheet date, using appropriate economic and actuarial assumptions, and discounting the result at a rate which reflects the shareholders' overall risk premium attributable to this business.

The assets held within the long-term assurance business funds are legally owned by the life assurance company, however, the shareholders will only benefit from ownership of these assets to the extent that surpluses are declared or from other cash flows attributable to the shareholders.

In order to reflect the different nature of these assets, they are classified separately on the consolidated balance sheet as 'Life assurance business net assets attributable to policyholders' while the corresponding liability to the policyholders is shown as 'Life assurance business liabilities to policyholders'. Investments held within the long-term assurance business funds are measured as follows: equity shares, debt securities and treasury bills held by unit-linked funds are measured at fair value in accordance with policy terms, investment property is measured at fair value based on valuations carried out by independent valuers at the balance sheet date and mortgages and other loans are measured at amortised cost less any provision for impairment.

22. FINANCE LEASES – THE GROUP AS A LESSOR

Finance leases, where the Group transfers substantially all the risks and rewards incidental to ownership of the leased item to the lessee, are included in 'Loans and advances to customers'. A receivable is recognised over the lease period of an amount equal to the present value of the lease payments using the implicit rate of interest and including any guaranteed residual value. Finance income is recognised in 'Interest income' in the income statement.

23. PROPERTY AND EQUIPMENT

Owner-occupied property is property held by the Group for use in the supply of services or for administrative purposes. Investment property is property held by the Group to earn rentals and/or for capital appreciation. If a property of the Group includes a portion that is owner-occupied and another portion that is held to earn rentals or for capital appreciation, the classification is based on whether or not these portions can be sold separately. Otherwise, the whole property is classified as owner-occupied property unless the owner-occupied portion is insignificant. The classification of property is reviewed on a regular basis to account for major changes in its use.

23. PROPERTY AND EQUIPMENT (CONTINUED)

Owner-occupied property is originally measured at cost and subsequently measured at fair value less accumulated depreciation. Valuations are carried out periodically by independent qualified valuers on the basis of current market values. Depreciation is calculated on the revalued amount less the estimated residual value of buildings on a straight line basis over their estimated useful life of 35 to 67 years. On disposal of freehold land and buildings, the relevant 'Revaluation reserve' balance is transferred to 'Retained earnings'.

The cost of adapting/improving leasehold property is amortised over 5 years or over the period of the lease if this does not exceed 5 years.

Equipment is measured at cost less accumulated depreciation. Depreciation of equipment is calculated on a straight line basis over its estimated useful life of 5 to 10 years.

On the balance sheet date, the carrying value of equipment is reviewed for evidence of impairment when events or changes in circumstances indicate that the carrying value may not be recovered. Where the recoverable amount is less than the carrying amount, equipment is written down to its recoverable amount.

24. INVESTMENT PROPERTY

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at fair value, as at the balance sheet date. Gains or losses arising from changes in the fair values of investment properties are included in the income statement. Valuations are carried out by independent qualified valuers.

The 'Property revaluation reserve' includes revaluation of property initially used by the Group for its operations and subsequently transferred to 'Investment property'.

The Group in its normal course of business, acquires properties in debt satisfaction, which are held either directly or by entities set up and controlled by the Group for the sole purpose of managing these properties. These properties are recognised in the Group's financial statements as investment properties, reflecting the substance of these transactions.

25. STOCK OF PROPERTY HELD FOR SALE

Stock of property held for sale is measured at the lower of cost or net realisable value.

26. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of the cost of the acquisition over the net fair value of the Group's share of identifiable assets, liabilities and contingent liabilities of the acquired entity at the date of acquisition. After initial recognition, goodwill is measured at cost less any impairment loss. Goodwill is reviewed for impairment on an annual basis or earlier when events or changes in circumstances indicate a possible impairment.

Licence fees, acquired insurance portfolio customer lists and software programmes are measured at cost less accumulated amortisation. Amortisation is calculated on a straight line basis over the estimated useful life of the assets which is 10 years for licence fees, 3 years for acquired insurance portfolio customer lists and 3 to 5 years for software programmes.

At each balance sheet date, licence fees, acquired insurance portfolio customer lists and software programmes are reviewed for impairment when events or changes to circumstances indicate that the carrying value may not be recoverable. If the carrying amount exceeds the recoverable amount then the licence fees, the acquired customer lists and the software programmes are written down to their recoverable amount.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

27. SHARE CAPITAL

Any difference between the issue price of share capital and the nominal value is recognised as share premium. The costs incurred attributable to the issue of share capital are deducted from equity.

28. PROVISIONS FOR PENDING LITIGATION OR CLAIMS

Provisions for pending litigation or claims against the Group are made when: (a) there is a present obligation (legal or constructive) arising from past events, (b) the settlement of the obligation is expected to result in an outflow of resources embodying economic benefits, and (c) a reliable estimate of the amount of the obligation can be made.

29. FINANCIAL GUARANTEES

The Group issues financial guarantees to its customers, consisting of letters of credit, guarantees and acceptances. Financial guarantees are initially recognised in the financial statements at fair value, in 'Other liabilities'. Subsequently, the Group's liability under each guarantee is measured at the higher of: (a) the amount initially recognised reduced by the cumulative amortised premium which is periodically recognised in the income statement in 'Fee and commission income' in accordance with the terms of the guarantee, and (b) the best estimate of the expenditure required to settle any financial obligation arising as a result of the guarantee.

Any increase in the liability relating to financial guarantees is recognised in the income statement in 'Provisions for impairment of loans and advances'. The balance of the liability for financial guarantees that remains is recognised in 'Fee and commission income' in the income statement when the guarantee is fulfilled, cancelled or expires.

30. TAXATION

Taxation on income is provided in accordance with the fiscal regulations and rates which apply in the countries where the Group operates and is recognised as an expense in the period in which the income arises. Deferred tax is provided using the liability method.

Deferred tax liabilities are recognised for all taxable temporary differences between the tax basis of assets and liabilities and their carrying amounts at the balance sheet date, which will give rise to taxable amounts in future periods. Deferred tax liabilities are not recognised for all taxable temporary differences associated with investments in subsidiaries and branches except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences and carry-forward of unutilised tax losses to the extent that it is probable that taxable profit will be available, against which the deductible temporary differences and carry-forward of unutilised tax losses can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to utilise all or part of the deductible temporary differences or tax losses.

Deferred tax assets and liabilities are measured at the amount that is expected to be paid to or recovered from the tax authorities, after taking into account the tax rates and legislation that have been enacted or substantially enacted by the balance sheet date.

Current and deferred tax assets and liabilities are offset when they arise from the same tax reporting entity and relate to the same tax authority and when the legal right to offset exists.

31. CASH AND CASH EQUIVALENTS

Cash and cash equivalents for the purposes of the cash flow statement consist of cash, non-obligatory balances with central banks, placements with banks and other securities that are readily convertible into known amounts of cash or are repayable within three months of the date of their acquisition.

1. CORPORATE INFORMATION

The consolidated financial statements of Bank of Cyprus Public Company Ltd for the year ended 31 December 2006 were authorised for issue by a resolution of the Board of Directors on 27 February 2007.

Bank of Cyprus Public Company Ltd is the holding company of the Bank of Cyprus Group. The principal activities of the Company and its subsidiary companies during the year continued to be the provision of banking and financial services, insurance business and property and hotel business.

The Company was incorporated as a limited liability company in 1930 and is a public company under the Cyprus Stock Exchange Laws and Regulations and the Income Tax Law of Cyprus.

2. SEGMENTAL ANALYSIS

The Group has three principal business segments: banking and financial services, life and general insurance business and property and hotel business.

The Group's business is mainly conducted in three geographic segments: (a) Cyprus, (b) Greece, and (c) other countries, principally the United Kingdom and Australia.

Generally, pricing between the different segments is based on market rates. The analysis by geographic segment is based on the location of the office recording the transaction.

Even though the activities of some of the Group companies are interdependent, the analyses by business and geographic segment are presented without adjustments for the cost of the net investment, the allocation of the benefit of earnings on the Group's capital and of Group head office expenses, as such adjustments are subjective.

The primary reporting format is by business segment.

BUSINESS SEGMENTS

	Banking and financial services C£000	Insurance business C£000	Property and hotel business C£000	**Total C£000**
2006				
Turnover	884.363	77.057	12.870	**974.290**
Profit before tax	202.608	17.366	4.549	**224.523**
Provisions for impairment of loans and advances	58.359	-	-	**58.359**
Profit before provisions	260.967	17.366	4.549	**282.882**
Assets	14.158.364	392.399	34.669	**14.585.432**
Inter-segment assets				**(22.457)**
Total assets				**14.562.975**
Liabilities	13.321.457	333.747	12.030	**13.667.234**
Inter-segment liabilities				**(8.880)**
Total liabilities				**13.658.354**
Capital expenditure	13.728	292	54	**14.074**
Depreciation and amortisation	17.833	743	154	**18.730**

2. SEGMENTAL ANALYSIS (CONTINUED)

BUSINESS SEGMENTS (CONTINUED)

	Banking and financial services C£000	Insurance business C£000	Property and hotel business C£000	**Total C£000**
2005				
Turnover	720.199	70.904	6.152	**797.255**
Profit before tax	73.544	14.080	2.934	**90.558**
Provisions for impairment of loans and advances	91.087	-	-	**91.087**
Profit before provisions	164.631	14.080	2.934	**181.645**
Assets	12.461.745	327.826	33.857	**12.823.428**
Inter-segment assets				**(21.239)**
Total assets				**12.802.189**
Liabilities	11.760.253	277.935	13.499	**12.051.687**
Inter-segment liabilities				**(11.149)**
Total liabilities				**12.040.538**
Capital expenditure	20.038	856	64	**20.958**
Depreciation and amortisation	18.649	769	181	**19.599**

GEOGRAPHIC SEGMENTS

	Cyprus C£000	Greece C£000	Other countries C£000	**Total C£000**
2006				
Turnover	659.382	292.656	67.241	**1.019.279**
Inter-segment turnover, mainly interest	(13.576)	(23.214)	(8.199)	**(44.989)**
Turnover with third parties	645.806	269.442	59.042	**974.290**
Assets	8.620.919	5.718.538	1.279.567	**15.619.024**
Inter-segment assets				**(1.056.049)**
Total assets				**14.562.975**
Capital expenditure	5.578	7.294	1.202	**14.074**
2005				
Turnover	505.331	256.652	60.863	**822.846**
Inter-segment turnover, mainly interest	(16.429)	(6.644)	(2.518)	**(25.591)**
Turnover with third parties	488.902	250.008	58.345	**797.255**
Assets	8.012.288	4.741.720	1.064.634	**13.818.642**
Inter-segment assets				**(1.016.453)**
Total assets				**12.802.189**
Capital expenditure	5.626	13.672	1.660	**20.958**

3. INTEREST INCOME

	2006 C£000	2005 C£000
Loans and advances to customers	**531.088**	455.153
Placements with banks and central banks	**128.664**	76.940
Treasury bills	**2.119**	4.210
Debt securities	**90.366**	69.002
	752.237	605.305

4. INTEREST EXPENSE

	2006 C£000	2005 C£000
Customer deposits and other accounts	**353.916**	297.768
Amounts due to banks	**7.442**	4.625
Subordinated loan stock	**16.886**	16.772
Debt securities in issue	**15.364**	6.374
	393.608	325.539

5. NET GAINS ON SALE AND CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS

	2006 C£000	2005 C£000
Trading portfolio		
- equity shares	**1.487**	683
- debt securities	**(2.949)**	4.254
- derivatives	**8.765**	(1.216)
Investments at fair value through profit or loss		
- equity shares	**(3.453)**	(1.243)
- debt securities	**(153)**	20
Available-for-sale investments	**11.789**	3.009
Change in fair value of financial instruments designated as fair value hedges	**(507)**	515
	14.979	6.022

6. INCOME FROM INSURANCE BUSINESS

	2006 C£000	2005 C£000
Life assurance business	**15.670**	14.465
General insurance business	**10.732**	8.910
	26.402	23.375

ANALYSIS OF INCOME

	2006		2005	
	Life assurance C£000	**General insurance C£000**	Life assurance C£000	General insurance C£000
Gross premiums	**46.027**	**31.030**	42.545	28.359
Reinsurance premiums	**(5.394)**	**(15.696)**	(4.601)	(13.580)
Income and gains from investments	**55.568**	**10**	39.001	18
Commissions from reinsurers and other income	**2.096**	**5.169**	1.965	3.900
	98.297	**20.513**	78.910	18.697
Gross payments to policyholders	**(27.268)**	**(15.351)**	(27.060)	(9.335)
Reinsurers' share of payments to policyholders	**2.048**	**9.092**	1.920	3.890
Gross adjustment to insurance contract liabilities	**(56.947)**	**(809)**	(37.187)	(8.477)
Reinsurers' share of change in insurance contract liabilities	**1.305**	**(823)**	895	6.688
Commissions paid to agents and other selling costs	**(6.321)**	**(1.890)**	(5.457)	(2.553)
	11.114	**10.732**	12.021	8.910
Change in the present value of future income from the in-force business before tax	**4.556**	**-**	2.444	-
Income as per the income statement	**15.670**	**10.732**	14.465	8.910

OTHER INSURANCE INCOME AND EXPENSE ITEMS

The following insurance income and expense items were recognised in the relevant captions of the consolidated income statement:

	2006		2005	
	Life assurance C£000	**General insurance C£000**	Life assurance C£000	General insurance C£000
Interest income	**104**	**694**	108	697
Net gains on sale and change in fair value of financial instruments and other income	**366**	**768**	372	181
Staff costs	**(3.027)**	**(4.108)**	(2.814)	(3.925)
Other operating expenses	**(2.030)**	**(1.803)**	(2.013)	(1.901)

7. OTHER INCOME

	2006 C£000	2005 C£000
Dividend income from equity shares	**999**	428
Profit on disposal of stock of property held for sale	**4.302**	3.058
Rental income from investment property	**512**	397
Other income	**2.906**	1.999
	8.719	5.882

8. STAFF COSTS

	2006 C£000	2005 C£000
Salaries	**115.081**	105.941
Employer's contributions	**18.283**	16.594
Retirement benefit plan costs	**20.254**	28.796
Cost of equity-settled share-based payments (Note 25)	**2.265**	-
	155.883	151.331

The number of persons employed by the Group as at 31 December 2006 was 6.192 (2005: 6.065).

RETIREMENT BENEFIT PLAN COSTS

	2006 C£000	2005 C£000
Plans:		
- defined benefit	**17.245**	24.497
- defined contribution	**775**	618
- early retirement	**2.234**	3.681
	20.254	28.796

The Group operates several retirement benefit plans covering substantially all its employees. The majority of the plans are funded.

8. STAFF COSTS (CONTINUED)

RETIREMENT BENEFIT PLAN COSTS (CONTINUED)

Cyprus

The main retirement plan for the Group's permanent employees in Cyprus covers 50,5% of total Group employees and is a defined benefit plan. The plan provides for a lump sum payment on retirement or death in service of up to 78 monthly salaries depending on the length of service. A small number of employees who do not participate in the main retirement plan, have the option to receive part or all of their retirement benefit entitlement by way of a pension for life.

The net present value of the obligations of the main retirement plan is estimated annually using the Projected Unit Credit Method of actuarial valuation, carried out by independent actuaries. The principal actuarial assumptions used for the valuations were as follows:

	2006	2005
Discount rate	**4,75%**	5,00%
Expected rate of return on plan assets	**6,00%**	6,00%
Future salary increases	**6,50%**	6,50%

Greece

The Group's employees in Greece (42,0% of total Group employees) are covered by two defined benefit plans and one defined contribution plan.

All employees are entitled by law to a compensation in case of dismissal or a lump sum payment upon normal retirement, under a defined benefit plan, at rates specified in the legislation.

In addition, a number of employees recruited up to 31 December 2002 (18,1% of total Group personnel) participate in a defined benefit plan which provides for the payment of a lump sum on retirement of up to approximately 50 monthly salaries depending on the length of service.

The net present value of the obligations under the two defined benefit plans in Greece is estimated annually using the Projected Unit Credit Method of actuarial valuation, carried out by independent actuaries. The principal actuarial assumptions used for the valuations were as follows:

	2006	2005
Discount rate	**4,06%**	3,73%
Expected rate of return on plan assets	**4,06%**	3,73%
Future salary increases	**5,00%**	5,00%

The third plan applies to employees recruited after 31 December 2002 and is a defined contribution plan.

8. STAFF COSTS (CONTINUED)

RETIREMENT BENEFIT PLAN COSTS (CONTINUED)

United Kingdom

The Group's employees in the United Kingdom (3,3% of total Group employees) are covered by one defined benefit plan and one defined contribution plan.

A number of employees recruited up to 31 March 2003 (2,3% of total Group employees) participate in a defined benefit plan which provides for the payment of a pension for life, based on the final employee salary prior to retirement and the years of service.

The net present value of the obligations for the defined benefit plan in the United Kingdom is estimated annually using the Projected Unit Credit Method of actuarial valuation, carried out by independent actuaries. The principal actuarial assumptions used for the valuations were as follows:

	2006	2005
Discount rate	**4,90%**	4,75%
Expected rate of return on plan assets	**7,40%**	7,40%
Future salary increases	**5,00%**	4,70%

The second plan applies to employees recruited after 31 March 2003 and is a defined contribution plan.

Other countries

The terms of the retirement plans of employees in other countries reflect the economic conditions prevailing in these countries.

Analysis of the results of the actuarial valuations for the Group's defined benefit plans

The amounts recognised in the balance sheet are shown below:

	2006 C£000	2005 C£000
Net present value of funded obligations	**298.530**	262.582
Fair value of plan assets	**(345.871)**	(193.628)
	(47.341)	68.954
Net present value of unfunded obligations	**2.424**	2.114
	(44.917)	71.068
Unrecognised actuarial losses	**(6.188)**	(69.903)
Unrecognised actuarial gains	**54.346**	2.242
Net liability of retirement benefit plans recognised in the balance sheet (Note 23)	**3.241**	3.407

The cumulative unrecognised actuarial gains were mainly the result of increased actual return on the plan assets in relation to the expected long-term rate of return used.

8. STAFF COSTS (CONTINUED)

RETIREMENT BENEFIT PLAN COSTS (CONTINUED)

Analysis of the results of the actuarial valuations for the Group's defined benefit plans (continued)

The movement in the net present value of obligations is set out below:

	2006 C£000	2005 C£000
At 1 January	**264.696**	235.816
Current service cost	**14.285**	13.559
Interest expense on obligations	**13.291**	14.172
Actuarial losses	**14.240**	11.658
Benefits paid	**(6.926)**	(10.906)
Contributions by plan participants	**170**	135
Exchange differences from overseas plans	**1.198**	262
At 31 December	**300.954**	264.696

The changes in the fair value of plan assets are set out below:

	2006 C£000	2005 C£000
At 1 January	**193.628**	129.509
Expected rate of return on plan assets	**11.856**	8.197
Actuarial gains	**128.698**	42.375
Employer contributions	**17.516**	23.767
Contributions by plan participants	**170**	135
Benefits paid	**(6.926)**	(10.906)
Exchange differences from overseas plans	**929**	551
At 31 December	**345.871**	193.628

The actual return on plan assets, excluding exchange differences, for 2006 was C£140.554 thousand (2005: C£50.572 thousand).

The major categories of plan assets as a percentage of total plan assets are as follows:

	2006	2005
Equity shares	**73%**	62%
Debt securities	**17%**	28%
Placements with banks	**10%**	10%

8. STAFF COSTS (CONTINUED)

RETIREMENT BENEFIT PLAN COSTS (CONTINUED)

Analysis of the results of the actuarial valuations for the Group's defined benefit plans (continued)

The assets held by the funded plans include securities issued by the Company, the fair value of which is:

	2006 C£000	2005 C£000
Equity shares	**226.962**	96.760
Debt securities	**12.822**	12.822
	239.784	109.582

The components of the expense recognised in the income statement in relation to the defined benefit plans are as follows:

	2006 C£000	2005 C£000
Current service cost	**14.285**	13.559
Interest expense on obligations	**13.291**	14.172
Expected return on plan assets	**(11.856)**	(8.197)
Recognised actuarial loss of prior years	**1.525**	4.963
	17.245	24.497

The Group expects to contribute C£15,5 million to the defined benefit plans during 2007.

Experience adjustments and their effect on the net present value of obligations and the fair value of plan assets are as follows:

	2006 C£000	2005 C£000
Net present value of obligations	**(300.954)**	(264.696)
Fair value of plan assets	**345.871**	193.628
Surplus/(deficit)	**44.917**	(71.068)
Experience adjustments to obligations	**(4.348)**	2.116
Experience adjustments to plan assets	**128.698**	42.375

Medical plan costs

The Group operates a number of medical plans that cover almost all of its employees. All the plans are defined contribution plans except for the plan that covers the employees of the Group in Greece which is a defined benefit plan. Full provision is made for all liabilities in respect of these plans at the balance sheet date.

9. PROFIT BEFORE TAX

Profit before tax is stated after crediting/(charging) the following:

	2006 C£000	2005 C£000
Gain from change in fair value of investment property	**412**	87
Profit on disposal of property and equipment	**315**	270
Operating lease rentals for land and buildings	**(8.736)**	(8.077)
Depreciation of property and equipment	**(13.912)**	(14.270)
Amortisation of intangible assets	**(4.818)**	(5.329)
Auditors' remuneration	**(453)**	(426)

The depreciation of property and equipment and the amortisation of intangible assets are included in 'Other operating expenses'.

10. TAX

	2006 C£000	2005 C£000
Corporation tax		
- Cyprus	**17.062**	2.856
- overseas	**14.228**	11.673
Cyprus defence contribution	**325**	43
Deferred tax	**4.918**	3.814
Prior years' tax adjustments	**2.010**	(245)
One-off tax on reserves	**2.874**	-
	41.417	18.141

The reconciliation between the tax expense and the profit before tax as estimated using the current tax rates is set out below:

	2006 C£000	2005 C£000
Profit before tax	**224.523**	90.558
Tax at the normal tax rates in Cyprus	**22.777**	9.089
Tax effect of:		
- expenses not deductible for tax purposes	**3.893**	863
- income not subject to tax	**(1.379)**	(787)
- difference between overseas tax rates and Cyprus tax rates	**11.242**	9.221
	36.533	18.386
Prior years' tax adjustments	**2.010**	(245)
One-off tax on reserves	**2.874**	-
	41.417	18.141

10. TAX (CONTINUED)

Corporation tax in Cyprus is calculated at the rate of 10% on taxable income. For life assurance business there is a minimum tax charge of 1,5% on gross premiums. Defence contribution is payable on rental income at a rate of 3% and on interest income from activities outside the ordinary course of business at a rate of 10%.

At 31 December 2006 the accumulated tax losses of subsidiary companies amounted to C£5.385 thousand (2005: C£6.659 thousand). Tax losses at 31 December 2005 were partly utilised against the taxable profit of year 2006. It is expected that the remaining tax losses will be utilised against future taxable profits.

The one-off tax on reserves relates to the tax imposed on the untaxed and special taxable reserves of the Company's branch in Greece as at 31 December 2005, following an amendment of the relevant legislation, at a rate of 15%. Following the imposition of this tax, these reserves are free for distribution without any additional tax charge.

In case of distribution of the undistributed reserves of the Company's overseas branches and subsidiaries, additional tax of around C£1,2 million (2005: C£5,6 million) would arise, for which no deferred tax liability has been recognised.

DEFERRED TAX ASSET

The deferred tax asset comprises of:

	2006	2005
	C£000	C£000
Difference between wear and tear allowances and depreciation	**231**	187
Property revaluation	**(116)**	(113)
Different tax treatment of finance leases	**1.288**	1.329
Unutilised tax losses carried forward	**300**	100
Other temporary differences	**1.017**	678
	2.720	2.181

DEFERRED TAX LIABILITY

The deferred tax liability comprises of:

	2006	2005
	C£000	£000
Difference between wear and tear allowances and depreciation	**4.096**	3.672
Property revaluation	**6.695**	6.836
Investment revaluation	**207**	1.156
Other temporary differences	**684**	(3.516)
	11.682	8.148

11. BASIC AND DILUTED EARNINGS PER SHARE

	2006	2005
Profit after tax (C£ thousand)	**183.106**	72.417
Weighted average number of shares in issue during the year (thousand)	**548.729**	503.018
Basic earnings per share (cent)	**33,4**	14,4
Weighted average number of shares, adjusted for the exercise of share options (thousand)	**549.512**	503.018
Diluted earnings per share (cent)	**33,3**	14,4

The Group has issued Share Options to its employees, which constitute potentially dilutive ordinary shares. The diluted earnings per share are calculated after adjusting the weighted average number of shares in issue during the year, under the assumption that all potentially dilutive ordinary shares are converted into shares.

The weighted average number of shares for the year ended 31 December 2005 has been adjusted to reflect the bonus element of the shares issued under the Dividend Reinvestment Plan arising from the dividend payments in June and December 2006.

12. CASH, BALANCES WITH CENTRAL BANKS AND PLACEMENTS WITH BANKS

	2006 C£000	2005 C£000
Cash	**79.701**	61.857
Balances with central banks	**603.387**	549.824
	683.088	611.681
Placements with banks	**2.486.465**	2.578.300

Balances with central banks include obligatory deposits for liquidity purposes which amount to C£245.799 thousand (2005: C£353.376 thousand).

The analysis of the above by maturity date and currency is set out in Note 34. Placements and takings bear interest which is based on the interbank rate of the relevant term and currency.

13. INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	Trading investments		Investments at fair value through profit or loss		Total	
	2006	2005	**2006**	2005	**2006**	2005
	C£000	C£000	**C£000**	C£000	**C£000**	C£000
Debt securities	**158.334**	72.366	**65.188**	856	**223.522**	73.222
Equity shares	**3.357**	2.186	**9.713**	13.348	**13.070**	15.534
Mutual funds	**-**	575	**-**	-	**-**	575
	161.691	75.127	**74.901**	14.204	**236.592**	89.331
Debt securities						
Cyprus government	**149.153**	71.805	**56.157**	552	**205.310**	72.357
Other governments	**-**	-	**501**	304	**501**	304
European banks and other organisations	**8.750**	-	**8.530**	-	**17.280**	-
Cyprus local authorities	**279**	278	**-**	-	**279**	278
Cyprus public companies	**152**	283	**-**	-	**152**	283
	158.334	72.366	**65.188**	856	**223.522**	73.222
Listed on the Cyprus Stock Exchange	**149.305**	72.088	**56.157**	552	**205.462**	72.640
Listed on European stock exchanges	**8.750**	-	**9.031**	304	**17.781**	304
Unlisted certificates of deposit, bank and local authority bonds	**279**	278	**-**	-	**279**	278
	158.334	72.366	**65.188**	856	**223.522**	73.222
Equity shares						
Listed on the Cyprus Stock Exchange	**3.357**	2.143	**-**	-	**3.357**	2.143
Unlisted	**-**	43	**9.713**	13.348	**9.713**	13.391
	3.357	2.186	**9.713**	13.348	**13.070**	15.534

14. LOANS AND ADVANCES TO CUSTOMERS

	2006 C£000	2005 C£000
Loans and advances to customers	**7.915.425**	6.638.611
Hire purchase and finance lease debtors (Note 15)	**911.438**	759.410
Gross loans and advances to customers	**8.826.863**	7.398.021
Provisions for impairment of loans and advances and suspended income	**(461.708)**	(413.810)
	8.365.155	6.984.211
By economic activity		
Trade	**1.247.174**	1.197.265
Manufacturing	**431.362**	390.674
Tourism	**748.785**	692.284
Property and construction	**1.273.124**	999.132
Personal and professional	**3.263.357**	2.673.800
Housing	**1.510.466**	1.051.356
Other sectors	**352.595**	393.510
	8.826.863	7.398.021
By geographical area		
Cyprus	**4.188.868**	3.548.101
Greece	**3.789.053**	3.140.873
United Kingdom	**680.525**	562.367
Australia	**168.417**	146.680
	8.826.863	7.398.021

14. LOANS AND ADVANCES TO CUSTOMERS (CONTINUED)

PROVISIONS FOR IMPAIRMENT OF LOANS AND ADVANCES AND SUSPENDED INCOME

	Provisions	Suspended income	**Total**
	C£000	C£000	**C£000**
2006			
At 1 January	292.478	121.332	**413.810**
Exchange adjustments	866	55	**921**
Applied in writing off advances	(34.270)	(10.795)	**(45.065)**
Suspended income for the year net of current year collections	-	46.675	**46.675**
Collection of prior years' suspended income	-	(18.561)	**(18.561)**
Collection of loans previously written off	5.569	-	**5.569**
Charge for the year	58.359	-	**58.359**
At 31 December	**323.002**	**138.706**	**461.708**
2005			
At 1 January	337.565	133.469	**471.034**
Exchange adjustments	(798)	(130)	**(928)**
Applied in writing off advances	(138.161)	(41.507)	**(179.668)**
Suspended income for the year net of current year collections	-	49.263	**49.263**
Collection of prior years' suspended income	-	(19.763)	**(19.763)**
Collection of loans previously written off	2.785	-	**2.785**
Charge for the year	91.087	-	**91.087**
At 31 December	**292.478**	**121.332**	**413.810**

Loans and advances to customers net of provisions and suspended income include loans and advances amounting to C£166.563 thousand (2005: C£293.782 thousand) for which income is suspended.

The fair value of loans and other advances to customers is approximately equal to the amount shown on the balance sheet, after deducting the provisions for impairment and suspended income.

15. HIRE PURCHASE AND FINANCE LEASE DEBTORS

	2006 C£000	2005 C£000
Gross investment in hire purchase and finance lease contracts	**1.184.389**	915.274
Unearned finance income	**(272.951)**	(155.864)
Present value of hire purchase and finance lease payments	**911.438**	759.410
Repayable		
Within one year	**263.258**	167.866
Between one and five years	**546.382**	412.411
After five years	**374.749**	334.997
Gross investment in hire purchase and finance lease contracts	**1.184.389**	915.274
Repayable		
Within one year	**216.803**	167.567
Between one and five years	**410.246**	334.670
After five years	**284.389**	257.173
Present value of hire purchase and finance lease payments	**911.438**	759.410

Under hire purchase contracts, the hirer: (a) pays a nominal fee at the end of the hire purchase term in exchange for the right to purchase the goods, (b) makes monthly payments which include hire purchase fees on all the amounts outstanding and (c) is responsible for any loss or damage incurred to the goods concerned.

Under finance lease contracts the item belongs to the Group and is leased for a fixed period. The lessee: (a) makes payments throughout the lease term covering the rentals and any other amounts that are payable under the terms of the contract, (b) undertakes to maintain the items in good condition and to compensate the Group for any damage or loss incurred and (c) upon expiry of the contract, can either return the items to the Group or continue to pay a nominal annual fee in exchange for the right to continue to use the items.

16. INVESTMENTS AVAILABLE-FOR-SALE AND HELD-TO-MATURITY

	Available-for-sale		Held-to-maturity		Total	
	2006	2005	**2006**	2005	**2006**	2005
	C£000	C£000	**C£000**	C£000	**C£000**	C£000
Treasury bills	**41.563**	63.940	**-**	-	**41.563**	63.940
Debt securities	**2.029.509**	1.860.419	**2.594**	2.573	**2.032.103**	1.862.992
Equity shares	**37.022**	18.329	**-**	-	**37.022**	18.329
	2.108.094	1.942.688	**2.594**	2.573	**2.110.688**	1.945.261
Treasury bills						
Cyprus government	**41.563**	63.940	**-**	-	**41.563**	63.940
Debt securities						
Cyprus government	**295.428**	454.917	**-**	-	**295.428**	454.917
Other governments	**462.612**	400.758	**-**	-	**462.612**	400.758
Local authorities	**942**	984	**-**	-	**942**	984
Banks and other organisations	**1.269.465**	998.704	**2.594**	2.573	**1.272.059**	1.001.277
Cyprus public companies	**1.062**	5.056	**-**	-	**1.062**	5.056
	2.029.509	1.860.419	**2.594**	2.573	**2.032.103**	1.862.992
Repayable						
Within one year	**359.308**	211.261	**-**	-	**359.308**	211.261
Between one and five years	**1.164.562**	1.235.979	**2.594**	2.573	**1.167.156**	1.238.552
After five years	**505.639**	413.179	**-**	-	**505.639**	413.179
	2.029.509	1.860.419	**2.594**	2.573	**2.032.103**	1.862.992
Listed on the Cyprus Stock Exchange	**296.490**	448.388	**-**	-	**296.490**	448.388
Listed on European or US stock exchanges	**1.731.776**	1.410.718	**2.594**	2.573	**1.734.370**	1.413.291
Unlisted certificates of deposit, bank and local authority bonds	**1.243**	1.313	**-**	-	**1.243**	1.313
	2.029.509	1.860.419	**2.594**	2.573	**2.032.103**	1.862.992
Geographical dispersion by country of issuer						
Cyprus	**297.733**	461.286	**-**	-	**297.733**	461.286
Greece	**228.395**	195.977	**-**	-	**228.395**	195.977
United Kingdom and Ireland	**262.891**	251.967	**2.124**	2.315	**265.015**	254.282
France	**203.036**	172.496	**-**	-	**203.036**	172.496
Germany	**168.000**	111.397	**263**	258	**168.263**	111.655
Other European countries	**410.907**	323.607	**207**	-	**411.114**	323.607
United States of America and Canada	**319.901**	211.379	**-**	-	**319.901**	211.379
Australia	**116.834**	94.738	**-**	-	**116.834**	94.738
Other countries	**8.774**	4.271	**-**	-	**8.774**	4.271
Multinational organisations	**13.038**	33.301	**-**	-	**13.038**	33.301
	2.029.509	1.860.419	**2.594**	2.573	**2.032.103**	1.862.992
Equity shares						
Listed on the Cyprus Stock Exchange	**35.710**	17.089	**-**	-	**35.710**	17.089
Listed on European stock exchanges	**915**	741	**-**	-	**915**	741
Unlisted	**397**	499	**-**	-	**397**	499
	37.022	18.329	**-**	-	**37.022**	18.329

16. INVESTMENTS AVAILABLE-FOR-SALE AND HELD-TO-MATURITY (CONTINUED)

TREASURY BILLS AND DEBT SECURITIES

The movement in investments in treasury bills and debt securities is summarised below:

	Treasury bills	Debt securities	
	Available-for-sale C£000	Available-for-sale C£000	Held-to-maturity C£000
2006			
At 1 January	63.940	1.860.419	2.573
Exchange adjustments	-	(40.870)	48
Additions	94.278	985.340	-
Disposals	-	(539.842)	-
Redemptions	(117.410)	(209.263)	-
Losses from change in fair value	(175)	(22.251)	-
Amortisation of premiums/discounts	930	(4.024)	(27)
At 31 December	**41.563**	**2.029.509**	**2.594**

	Treasury bills		Debt securities	
	Available-for-sale C£000	Held-to-maturity C£000	Available-for-sale C£000	Held-to-maturity C£000
2005				
At 1 January	34.335	102.941	1.369.795	168.693
Exchange adjustments	250	-	37.373	16.590
Additions	62.044	-	978.955	2.379
Disposals	(10.392)	-	(472.188)	-
Redemptions	(25.000)	(103.890)	(81.002)	(186.906)
Gains from change in fair value	478	-	31.635	-
Amortisation of premiums/discounts	2.225	949	(4.149)	1.817
At 31 December	**63.940**	-	**1.860.419**	**2.573**

Losses from change in fair value for 2006 include an amount of C£10.040 thousand (2005: gain of C£2.026 thousand) which relates to debt securities that are hedged items in fair value hedges, and is included in the income statement.

The fair value of held-to-maturity investments in debt securities at 31 December 2006 was C£2.568 thousand (2005: C£2.582 thousand).

EQUITY SHARES

The movement for the year is summarised below:

	2006 C£000	2005 C£000
At 1 January	**18.329**	14.193
Exchange adjustments	**2**	(4)
Additions	**793**	224
Disposals	**(5.443)**	(1.156)
Gains from change in fair value	**23.341**	5.072
At 31 December	**37.022**	18.329

17. PROPERTY AND EQUIPMENT

	Property C£000	Equipment C£000	**Total C£000**
2006			
Net book value at 1 January	137.901	21.763	**159.664**
Exchange adjustments	499	117	**616**
Additions	3.897	6.005	**9.902**
Disposals and write-offs	(1.996)	(205)	**(2.201)**
Transfer to investment property	(256)	-	**(256)**
Depreciation charge for the year	(6.783)	(7.129)	**(13.912)**
Net book value at 31 December	**133.262**	**20.551**	**153.813**
At 1 January 2006			
Cost or valuation	169.464	75.513	**244.977**
Accumulated depreciation	(31.563)	(53.750)	**(85.313)**
Net book value	**137.901**	**21.763**	**159.664**
At 31 December 2006			
Cost or valuation	171.719	80.602	**252.321**
Accumulated depreciation	(38.457)	(60.051)	**(98.508)**
Net book value	**133.262**	**20.551**	**153.813**
2005			
Net book value at 1 January	133.888	23.643	**157.531**
Exchange adjustments	(409)	(12)	**(421)**
Additions	11.865	6.126	**17.991**
Disposals and write-offs	(903)	(264)	**(1.167)**
Depreciation charge for the year	(6.540)	(7.730)	**(14.270)**
Net book value at 31 December	**137.901**	**21.763**	**159.664**
At 1 January 2005			
Cost or valuation	159.029	80.988	**240.017**
Accumulated depreciation	(25.141)	(57.345)	**(82.486)**
Net book value	**133.888**	**23.643**	**157.531**
At 31 December 2005			
Cost or valuation	169.464	75.513	**244.977**
Accumulated depreciation	(31.563)	(53.750)	**(85.313)**
Net book value	**137.901**	**21.763**	**159.664**

17. PROPERTY AND EQUIPMENT (CONTINUED)

The net book value of the Group's property comprises of:

	2006	2005
	C£000	C£000
Freehold property	**119.728**	122.450
Improvements on leasehold property	**13.534**	15.451
	133.262	137.901

Property includes land amounting to C£48.921 thousand (2005: C£50.081 thousand) for which no depreciation is charged. The latest estimate of market value by independent qualified valuers took place in 2003. The total revaluation surplus at 31 December 2006 amounted to C£41.908 thousand (2005: C£42.798 thousand) and is included in the revaluation reserves.

The net book value of freehold property, on a cost less accumulated depreciation basis, as at 31 December 2006 would have amounted to C£79.060 thousand (2005: C£80.467 thousand).

There are no fixed charges in favour of third parties on the Group's property and equipment as at 31 December 2006 and 2005.

18. INTANGIBLE ASSETS

	Computer software	Licence fees	Insurance portfolio customer list	Goodwill on acquisition of subsidiary	**Total**
	C£000	C£000	C£000	C£000	**C£000**
2006					
Net book value at 1 January	7.426	2.436	360	705	**10.927**
Exchange adjustments	3	-	-	-	**3**
Additions	4.172	-	-	-	**4.172**
Amortisation charge for the year	(4.278)	(360)	(180)	-	**(4.818)**
Net book value at 31 December	**7.323**	**2.076**	**180**	**705**	**10.284**
At 1 January 2006					
Cost	44.125	3.607	540	705	**48.977**
Accumulated amortisation	(36.699)	(1.171)	(180)	-	**(38.050)**
Net book value	**7.426**	**2.436**	**360**	**705**	**10.927**
At 31 December 2006					
Cost	48.392	3.607	540	705	**53.244**
Accumulated amortisation	(41.069)	(1.531)	(360)	-	**(42.960)**
Net book value	**7.323**	**2.076**	**180**	**705**	**10.284**

The goodwill on acquisition of subsidiary company arose on the acquisition of the brokerage company Kyprou Securities SA.

18. INTANGIBLE ASSETS (CONTINUED)

	Computer software C£000	Licence fees C£000	Insurance portfolio customer list C£000	Goodwill on acquisition of subsidiary C£000	**Total C£000**
2005					
Net book value at 1 January	9.795	2.796	-	705	**13.296**
Exchange adjustments	(7)	-	-	-	**(7)**
Additions	2.427	-	540	-	**2.967**
Amortisation charge for the year	(4.789)	(360)	(180)	-	**(5.329)**
Net book value at 31 December	**7.426**	**2.436**	**360**	**705**	**10.927**
At 1 January 2005					
Cost	43.105	3.607	-	705	**47.417**
Accumulated amortisation	(33.310)	(811)	-	-	**(34.121)**
Net book value	**9.795**	**2.796**	**-**	**705**	**13.296**
At 31 December 2005					
Cost	44.125	3.607	540	705	**48.977**
Accumulated amortisation	(36.699)	(1.171)	(180)	-	**(38.050)**
Net book value	**7.426**	**2.436**	**360**	**705**	**10.927**

19. OTHER ASSETS

	2006 C£000	2005 C£000
Debtors	**17.087**	12.373
Stock of property held for sale	**8.196**	9.020
Investment property	**22.409**	20.418
Assets held for sale	-	1.217
Value of in-force life assurance policies (Note 20)	**27.800**	23.700
Taxes refundable	**1.813**	5.591
Deferred tax asset (Note 10)	**2.720**	2.181
Fair value of derivative financial instruments (Note 30)	**21.277**	8.229
Reinsurers' share of insurance contract liabilities	**17.653**	18.488
Accrued interest, fees and commissions	**70.549**	55.970
Prepaid expenses	**7.076**	5.614
Items in course of collection and other assets	**33.153**	28.207
	229.733	191.008

19. OTHER ASSETS (CONTINUED)

INVESTMENT PROPERTY

The movement of investment property is summarised below:

	2006 C£000	2005 C£000
At 1 January	**20.418**	3.328
Exchange adjustments	**15**	(25)
Transfer from assets held for sale	**1.071**	-
Transfer from property and equipment	**256**	-
Additions	**6.244**	17.923
Disposals	**(6.007)**	(895)
Gains from change in fair value	**412**	87
At 31 December	**22.409**	20.418

20. LIFE ASSURANCE BUSINESS

The value placed on the long-term life assurance business of the subsidiary company EuroLife Ltd comprises of:

	2006 C£000	2005 C£000
Net assets attributable to shareholders	**18.231**	16.873
Value of in-force life assurance policies	**27.800**	23.700
Embedded value	**46.031**	40.573

In determining the value of in-force policies, assumptions are made relating to future mortality, redemptions, level of administration and selling expenses and investment returns. The main assumptions used in determining the value of the in-force policies are:

	2006	2005
Discount rate (after tax)	**10,0%**	10,0%
Return on investments	**5,5%**	6,0%
Inflation	**5,0%**	5,0%

The movement of the embedded value is summarised below:

	2006 C£000	2005 C£000
At 1 January	**40.573**	36.863
Profit after tax for the year	**5.783**	7.035
Increase in the value of in-force policies after tax	**4.100**	2.200
Dividend paid	**(4.500)**	(5.500)
Exchange differences and other adjustments recognised directly in equity	**75**	(25)
At 31 December	**46.031**	40.573

20. LIFE ASSURANCE BUSINESS (CONTINUED)

Life assurance business net assets attributable to policyholders comprise of investments in:

	2006 C£000	2005 C£000
Equity shares	**140.182**	101.825
Debt securities	**78.936**	92.668
Property	**1.703**	540
Mortgages and other loans	**3.466**	3.953
Bank deposits	**61.838**	33.019
	286.125	232.005
Other assets less liabilities	**1.032**	(199)
Life assurance business net assets attributable to policyholders	**287.157**	231.806

21. CUSTOMER DEPOSITS AND OTHER ACCOUNTS

	2006 C£000	2005 C£000
By category		
Demand	**1.658.918**	1.354.135
Savings	**1.030.370**	745.873
Time or notice	**9.410.448**	8.624.477
	12.099.736	10.724.485
By geographical area		
Cyprus	**6.888.297**	6.189.823
Greece	**4.414.332**	3.855.849
United Kingdom	**660.810**	562.870
Australia	**136.297**	115.943
	12.099.736	10.724.485

Demand and savings deposits are payable on demand and their carrying amount represents their fair value. The fair value of time or notice deposits that bear a floating rate of interest is equivalent to their carrying amount. The fair value of deposits that bear a fixed rate of interest is based on the present value of their future cash flows, estimated using interest rates on new deposits which have the same remaining period to maturity, and is not materially different from their carrying amount, as the majority (84%) mature within three months from the balance sheet date (Note 34).

22. DEBT SECURITIES IN ISSUE

	Interest rate	2006 C£000	2005 C£000
Medium term Senior Debt			
€300 million 2006/2009	Three-month Euribor plus 0,33%	**173.304**	-
€300 million 2005/2008	Three-month Euribor plus 0,30%	**172.709**	170.038
€250 million 2003/2006	Three-month Euribor plus 0,35%	-	143.302
€5 million 2003/2006	Three-month Euribor plus 0,40%	-	2.867
€3 million 2003/2008	Three-month Euribor plus 0,45%	**1.735**	1.721
		347.748	317.928
Short term Commercial Paper			
in Euro	-	**19.053**	-
in U.S. Dollars	-	**66.688**	-
		85.741	-
Interest-free loan from the European Development Bank	-	**288**	288
		433.777	318.216

Debt securities in issue are not secured and the rights and claims of debt security holders rank pari passu with the claims of depositors and other creditors of the Company.

The fair value of the Group's debt securities in issue at 31 December 2006 was C£434.146 thousand (2005: C£318.584 thousand).

MEDIUM TERM SENIOR BONDS

The Company has established a Euro Medium Term Note (EMTN) Programme with an aggregate nominal amount up to €1.500 million (2005: €1.500 million).

Under this Programme, the Company issued on 29 June 2006, €300 million Senior Debt 2006/2009. The Senior Debt has a three-year term, bears a floating rate of interest and was issued at the price of 99,942%. In the context of the EMTN programme, the Company issued on 9 June 2005, €300 million Senior Debt 2005/2008 which has a three-year term, bears a floating rate of interest and was issued at the price of 99,853%. The €3 million Senior Debt 2003/2008 was issued at par in 2003.

At 31 December 2006, the amount of the €300 million Senior Debt 2005/2008 outstanding was €299 million (2005: €297 million) as €1 million (2005: €3 million) of Debt was held by the Company for trading purposes.

The issues of €300 million 2006/2009 and €300 million 2005/2008 are listed on the Luxembourg Stock Exchange.

During 2006 the Company has redeemed, in accordance to their terms of issue, the €5 million Senior Debt 2003/2006 and the €250 million Senior Debt 2003/2006.

The three-month *Euribor fluctuated during* 2006 between 2,488% and 3,724% (2005: 2,102% - 2,495%).

SHORT TERM COMMERCIAL PAPER

In April 2006 the Company established a Euro Commercial Paper (ECP) Programme with an aggregate nominal amount up to €500 million. According to the terms of the Programme, the Commercial Paper is issued in various currencies at a discount and pays no interest. Each issue will have a maturity period up to 364 days and the Commercial Paper will not be listed on any stock exchange.

23. OTHER LIABILITIES

	2006 C£000	2005 C£000
General insurance business liabilities	**36.105**	35.082
Tax payable	**11.858**	4.638
Deferred tax liability (Note 10)	**11.682**	8.148
Fair value of derivative financial instruments (Note 30)	**10.152**	12.608
Net liability of retirement benefit plans (Note 8)	**3.241**	3.407
Provision for pending litigation or claims	**2.473**	2.025
Items in course of settlement	**32.438**	26.508
Financial guarantees	**2.008**	1.660
Accrued interest, fees and commissions	**55.044**	49.980
Other accrued expenses	**7.040**	2.950
Deferred income	**2.581**	1.195
Other	**81.729**	75.500
	256.351	223.701

PROVISION FOR PENDING LITIGATION OR CLAIMS

The movement for the year in the provision for pending litigation or claims is as follows:

	2006 C£000	2005 C£000
At 1 January	**2.025**	2.148
Increase/(decrease) of provision for the year	**445**	(126)
Exchange adjustments	**3**	3
At 31 December	**2.473**	2.025

The provision for pending litigation or claims does not include insurance claims arising in the ordinary course of business of the Group's insurance subsidiaries.

24. SUBORDINATED LOAN STOCK

	2006 C£000	2005 C£000
Subordinated Bonds 2006/2011 in Euro (€275 million)	**-**	157.625
Subordinated Bonds 2008/2013 in Euro (€200 million)	**114.503**	114.422
Subordinated Bonds 2011/2016 in Euro (€200 million)	**111.308**	-
Capital Securities Series A (C£65 million)	**64.311**	62.781
Capital Securities Series B (C£30 million)	**29.883**	29.753
	320.005	364.581

24. SUBORDINATED LOAN STOCK (CONTINUED)

The subordinated loan stock issued by the Company is not secured and the rights and claims of loan stockholders are subordinated to the claims of depositors and other creditors of the Company, but have priority over those of the shareholders of the Company.

The Subordinated Bonds are classified as Tier 2 Capital and the Capital Securities as Tier 1 Capital for capital adequacy purposes.

The fair value of Group's subordinated loan stock at 31 December 2006 was C£322.010 thousand (2005: C£366.759 thousand).

SUBORDINATED BONDS

The Subordinated Bonds 2006/2011 had a floating rate of interest and maturity in June 2011. They were issued in Euro (€275 million) in June 2001. The Company had the option to redeem the Subordinated Bonds in whole on or after 20 June 2006. The Company has redeemed the Bonds on 20 June 2006. The interest rate of the Bonds was set at the three-month Euribor plus 1,20% until June 2006 and plus 2,40% thereafter. The Bonds were listed on the Luxembourg Stock Exchange.

The Company has established a Euro Medium Term Note (EMTN) Programme with an aggregate nominal amount up to €1.500 million (2005: €1.500 million).

Under this Programme, the Company issued in October 2003 €200 million Subordinated Bonds 2008/2013 in Euro, bearing floating rate of interest and maturing in October 2013. The Company has the option to call the Bonds in whole during or after October 2008. The interest rate of the Bonds was set at the three-month Euribor plus 1,00% until October 2008 and will increase to plus 2,20% thereafter. The issue price of the Bonds was 99,766%. The Bonds are listed on the Luxembourg Stock Exchange. At 31 December 2006, the amount of €200 million Subordinated Bonds 2008/2013 outstanding amounted to €198.350 thousand (2005: €200 million) as €1.650 thousand (2005: nil) were held by the Company for trading purposes.

Also in the context of the EMTN Programme, the Company issued in May 2006 €200 million floating rate Subordinated Bonds 2011/2016 in Euro maturing in May 2016. The Company has the option to call the Bonds in whole during or after May 2011. The interest rate of the Bonds was set at the three-month Euribor plus 0,60% until May 2011 and will increase to plus 1,60% thereafter. The issue price of the Bonds was 99,861%. The Bonds are listed on the Luxembourg Stock Exchange. At 31 December 2006, the amount of the €200 million Subordinated Bonds 2011/2016 outstanding amounted to €193 million as €7 million were held by the Company for trading purposes.

The three-month Euribor fluctuated during 2006 between 2,488% and 3,724% (2005: 2,102% - 2,495%).

CAPITAL SECURITIES

Capital Securities Series A amounting to C£65 million and Series B amounting to C£30 million were issued in Cyprus pounds in February 2003 and March 2004 respectively, and were offered in Cyprus. The Capital Securities have no maturity date, but may be redeemed in whole at the option of the Company, subject to the prior consent of the Central Bank of Cyprus, at their nominal amount together with any outstanding interest payments, five years after their issue date or on any interest payment date thereafter. The Capital Securities bear a floating interest rate, which is revised every three months. The interest rate is equal to the base rate of the Company at the beginning of each three-month period plus 1,00%. Interest is payable quarterly. The Capital Securities are listed on the Cyprus Stock Exchange.

At 31 December 2006, the Capital Securities Series A and Series B outstanding amounted to C£64.311 thousand and C£29.883 thousand respectively (2005: C£62.781 thousand and C£29.753 thousand respectively) as C£689 thousand of Capital Securities Series A and C£117 thousand of Capital Securities Series B (2005: C£2.219 thousand and C£247 thousand respectively) were held by the Company for trading purposes.

The Company's base rate fluctuated during 2006 between 4,25% and 4,50% (2005: 4,25% - 5,50%).

25. SHARE CAPITAL

	2006		2005	
	Shares (thousand)	**C£000**	Shares (thousand)	C£000
Authorised				
Shares of 50 cent each	**600.000**	**300.000**	600.000	300.000
Issued and fully paid				
At 1 January	**545.316**	**272.658**	464.771	232.385
Issue of shares	-	-	77.902	38.951
Dividend reinvestment	**6.519**	**3.259**	2.643	1.322
Exercise of share options	**2.004**	**1.002**	-	-
At 31 December	**553.839**	**276.919**	545.316	272.658

The Company has in force a Dividend Reinvestment Plan under which all shareholders have the option to reinvest all or part of their dividend in shares of the Company at a discount of 10% on the market value of the shares. The reinvestment price for the dividend paid on 27 June 2006 was set at C£3,49 per share and for the interim dividend paid on 11 December 2006 it was set at C£5,07 per share. As a result of the dividend reinvestment, 6.519.027 (2005: 2.642.800) shares were issued and the Company's share capital and share premium increased by C£3.259 thousand (2005: C£1.322 thousand) and C£24.434 thousand (2005: C£2.907 thousand) respectively.

In December 2005 the Company increased its share capital by 77.902 thousand shares paid in cash, through a rights issue at the price of C£1,40 per share. The total capital raised amounted to C£109.063 thousand, of which C£38.951 thousand represents share capital and the remaining C£70.112 thousand represents share premium.

SHARE-BASED PAYMENTS – SHARE OPTIONS

The Company has granted Share Options 2001/2007 to all Group employees who were in service at 31 December 2000. The total number of Share Options granted was 3.216.700 and they give the holder the right to buy one share of the Company at the price of C£3,26 per share (as adjusted after the rights issue in December 2005). The Share Options 2001/2007 can be exercised by their holders from 31 January 2004 to 31 December 2007. The Share Options 2001/2007 are outside the scope of IFRS 2 'Share-based payments'.

During the year 2006, 2.004.493 (2005: nil) Share Options 2001/2007 were exercised by the Group employees and consequently the Company's share capital and share premium increased by C£1.002 thousand and C£5.532 thousand respectively.

The Company has also granted Share Options 2006/2007 to all permanent employees in Cyprus and Greece who were in service at 30 September 2006 (grant date) and will remain in service until 31 March 2007 (vesting date). The number of Share Options 2006/2007 issued was 4.283.300. The exercise price of the Share Options has been set at C£3,70 per Option and the exercise period is from 31 March 2007 to 30 June 2007.

25. SHARE CAPITAL (CONTINUED)

SHARE-BASED PAYMENTS – SHARE OPTIONS (CONTINUED)

The movement in the number of Share Options is summarised below:

	2006 Number of Share Options (thousand)	2005 Number of Share Options (thousand)
At 1 January	**3.217**	3.217
Share Options granted	**4.283**	-
Share Options exercised	**(2.004)**	-
Share Options forfeited due to staff departures from the Group	**(370)**	-
At 31 December	**5.126**	3.217
Share Options that can be exercised on 31 December	**876**	3.217

The fair value of Share Options 2006/2007 was measured at the grant date, using the Black-Scholes-Merton valuation model and amounts to C£1,06 per Share Option. The main variables taken into account are the share price (C£4,56 on 30 September 2006), the exercise price (C£3,70), the dividend yield (2,5%), the risk-free interest rate (4%), the duration of the Share Options and the expected volatility of the share price (13% on an annual basis, calculated using the historic volatility of the share).

26. DIVIDENDS

The Board of Directors proposes the payment of a final dividend of 10 cent per share, amounting to C£55.384 thousand which will be submitted for approval at the Annual General Meeting of the shareholders scheduled for 6 June 2007. The proposed ex-dividend date is 11 June 2007. As a result, registered shareholders on 8 June 2007 will be eligible to receive the dividend. The proposed dividend is not recognised as a liability until its approval by the Annual General Meeting and its subsequent payment to shareholders.

On 3 November 2006, the Board of Directors decided the payment of an interim dividend for 2006 of 7 cent (2005: nil) per share, amounting to C£38.501 thousand which was paid to shareholders on 11 December 2006 and was recognised during the year.

The dividend for 2005 of 7 cent per share, amounting to C£38.211 thousand was approved by the Annual General Meeting of the shareholders on 30 May 2006 and was paid on 27 June 2006.

27. REVALUATION RESERVES, RETAINED EARNINGS AND OTHER RESERVES

REVALUATION RESERVES AND OTHER RESERVES

	2006 C£000	2005 C£000
Property revaluation reserve	**36.016**	36.656
Revaluation reserve of available-for-sale investments - treasury bills and debt securities	**5.355**	26.565
- equity shares	**28.199**	6.815
Cash flow hedge reserve	**(535)**	-
Life assurance in-force business reserve	**27.800**	23.700
Total revaluation reserves	**96.835**	93.736
Capital reserve	**2.183**	2.183
	99.018	95.919

The movement of the revaluation reserves is set out below:

PROPERTY REVALUATION RESERVE

	2006 C£000	2005 C£000
At 1 January	**36.656**	36.276
Transfer of realised profits on disposal of property to retained earnings	**(798)**	(148)
Deferred tax	**158**	528
At 31 December	**36.016**	36.656

REVALUATION RESERVE OF AVAILABLE-FOR-SALE INVESTMENTS

Treasury bills and debt securities

	2006 C£000	2005 C£000
At 1 January	**26.565**	(1.185)
(Losses)/gains from change in fair value	**(12.386)**	30.087
Transfer to the income statement on redemption/sale	**(10.087)**	(4.020)
Deferred tax	**1.263**	1.683
At 31 December	**5.355**	26.565

Equity shares

	2006 C£000	2005 C£000
At 1 January	**6.815**	1.783
Gains from change in fair value	**23.341**	5.072
Transfer to the income statement on sale	**(1.957)**	(40)
At 31 December	**28.199**	6.815

27. REVALUATION RESERVES, RETAINED EARNINGS AND OTHER RESERVES (CONTINUED)

REVALUATION RESERVES AND OTHER RESERVES (CONTINUED)

CASH FLOW HEDGE RESERVE

	2006 C£000	2005 C£000
At 1 January	-	(3.639)
Losses from change in fair value	(599)	-
Transfer to the income statement on termination	-	4.043
Deferred tax	64	(404)
At 31 December	(535)	-

LIFE ASSURANCE IN-FORCE BUSINESS RESERVE

	2006 C£000	2005 C£000
At 1 January	23.700	21.500
Transfer from retained earnings after tax	4.100	2.200
At 31 December	27.800	23.700

CAPITAL RESERVE

The capital reserve resulted from the capitalisation of the profits of subsidiary companies and the joint venture.

RETAINED EARNINGS

Retained earnings is the only distributable reserve.

As from 1 January 2003, companies which do not distribute at least 70% of their profits after tax, as defined by the Special Defence Contribution for the Republic Law, during the two years after the end of the year of assessment to which the profits refer, will be deemed to have distributed this amount as dividend. Special defence contribution at 15% will be payable on such deemed dividend distribution to the extent that the shareholders (individuals and companies) at the end of the period of two years from the end of the year of assessment to which the profits refer are tax residents of Cyprus. The amount of this deemed dividend distribution is reduced by any actual dividend paid out of the profits of the relevant year. This special defence contribution is paid by the Company on account of the shareholders.

For fiscal year 2004, there is no special defence contribution on deemed distribution. For fiscal year 2003, the special defence contribution on deemed distribution amounted to C£884 thousand and was charged to retained earnings.

28. FIDUCIARY TRANSACTIONS

The Group offers fund management services that result in the holding or placing of financial assets on behalf of its customers. The Group is not liable to its customers for any default by other banks or organisations. The assets under management are not included in the balance sheet of the Group unless they are placed with the Group. The total assets under management at 31 December 2006 amounted to C£587 million (2005: C£478 million).

29. CONTINGENT LIABILITIES AND COMMITMENTS

FINANCIAL INSTRUMENTS

The following table summarises the nominal principal amount of contingent liabilities and commitments as at 31 December:

	2006 C£000	2005 C£000
Contingent liabilities		
Acceptances and endorsements	**27.994**	33.864
Guarantees	**829.279**	736.945
	857.273	770.809
Commitments		
Documentary credits	**37.252**	49.145
Undrawn formal standby facilities, credit lines and other commitments to lend	**1.555.080**	1.340.572
	1.592.332	1.389.717

Documentary credits and guarantees are usually offset by corresponding obligations of third parties.

Commitments to lend are agreements to grant a loan to a customer in the future. Such commitments are made for a fixed period of time and are cancellable by the Group subject to notice requirements. Most commitments expire without being fully drawn upon.

CAPITAL COMMITMENTS

Commitments for contracted capital expenditure as at 31 December 2006 amount to C£4.956 thousand (2005: C£6.507 thousand).

LITIGATION

The Group's provision for pending litigation or claims is set out in Note 23. There are no other significant pending litigation, claims or assessments against the Group, the outcome of which would have a material effect on the Group's financial position and operations.

An application for the payment by the Company of an amount up to $77 million (C£34 million) plus interest since May 2001 is pending before the courts of New York, relating to balances that certain customers allegedly maintain with the Company. This application, which relates to executing a judgment of the courts against third parties, does not create any legal obligation for the Company if no accounts exist in the names of third parties/customers. The Company, pursuant to consultation and advice from the Group's legal counsel in New York, expects that the final outcome of the above proceedings will not have a material effect on the Group's financial position.

On 27 July 2005, the Securities and Exchange Commission of Cyprus announced that it has carried out an investigation into a possible breach by the Company of the provisions of articles 67 and 68 of the Cyprus Stock Exchange Law, with respect to the issue of shares in Greece in October 2000, and that a report on its findings will be prepared and sent to the Attorney General of the Republic of Cyprus.

In September 2006 a law suit against the Company has been served by the 'Trustees of the AremisSoft Corporation Liquidating Trust' before the New York district court, claiming that the Company, in breach of its obligations to AremisSoft, has not taken all the necessary measures to prevent the principal shareholder of AremisSoft to execute transfers leading to the appropriation by him of significant sums belonging to AremisSoft. The 'Trustees of the AremisSoft Corporation Liquidating Trust' request the issuance of a court order for an amount of at least $50 million (C£22 million). The Company denies the content of the law suit and all demands contained therein. Therefore, the Group does not expect to have any material financial impact as a result of the law suit.

30. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

The use of derivatives and their sale to customers as risk management products is an integral part of the Group's trading activities.

These financial instruments are also used to manage the Group's own exposure to fluctuations in interest rates, exchange rates and equity price indices relating to products sold to customers.

Forward exchange rate contracts are irrevocable agreements to buy or sell a specified quantity of foreign currency usually on a specified future date at an agreed rate.

Currency swaps involve the exchange of two currencies at the current market rate and the commitment to re-exchange them at a specified rate upon maturity of the swap.

Interest rate swaps are contractual agreements between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract.

Interest rate, currency and equity options provide the buyer with the right but not the obligation, to either purchase or sell the underlying values at a specified price or level on or before a specified date.

Interest rate futures are contractual agreements for the purchase or sale of specific financial instruments at a specified price and date in the future. Futures contracts are transacted in standardised amounts on regulated exchanges.

Interest rate caps/floors protect the holder from fluctuations of interest rates above or below a specified interest rate for a specified period of time.

The credit exposure of derivative financial instruments represents the cost to replace these contracts at the balance sheet date. The exposure arising from these transactions is managed as part of the Group's credit risk management process for credit facilities granted to customers and financial institutions.

The nominal amounts of certain types of derivative financial instruments provide a basis for comparison with other instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, consequently, do not indicate the Group's exposure to credit or market risks.

After initial recognition, the fair value of the derivatives becomes positive (asset) or negative (liability) as a result of fluctuations in market interest rates, foreign exchange rates or equity price indices, in accordance with the terms of the relevant contract. The aggregate net fair value of derivatives may fluctuate significantly over time.

Changes in the fair value of trading derivatives are recognised in the income statement.

The Group applies either fair value or cash flow hedge accounting using derivatives when the required criteria for hedge accounting are met. The Group also uses derivatives for economic hedging (hedging the changes in interest rates or exchange rates) which do not meet the criteria for hedge accounting. As a result, these derivatives are accounted for as trading derivatives and the gains or losses arising from changes in their fair value are recognised in the income statement.

Changes in the fair value of derivatives designated as fair value hedges, are recognised in the income statement.

The effective portion of the gains or losses from changes in the fair value of derivatives designated as cash flow hedges, is recognised in equity and the ineffective portion is recognised in the income statement.

30. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING (CONTINUED)

FAIR VALUE HEDGES

The Group uses interest rate swaps with a nominal amount of C£417.800 thousand (2005: C£280.614 thousand) to hedge the interest rate risk arising as a result of the possible adverse movement in the fair value of fixed rate bonds classified as available-for-sale and of fixed interest rate loans and deposits. The fair value of these derivatives at 31 December 2006 was C£8.711 thousand (gain) (2005: C£4.153 thousand (loss)) and the change in the fair value of the relevant hedged items was C£8.879 thousand (loss) (2005: C£4.541 thousand (gain)).

CASH FLOW HEDGES

The Group uses interest rate swaps with a nominal amount of C£115.332 thousand to hedge the future cash flows of floating rate bonds. The net fair value of these derivatives at 31 December 2006 was C£496 thousand (loss). As at 31 December 2005 no interest rate swaps were designated as cash flow hedges.

HEDGES OF NET INVESTMENT IN FOREIGN ENTITIES

The Group hedges the currency risk arising on the retranslation into Cyprus pounds of the net assets of its overseas subsidiaries and branches. Liabilities amounting to C£158.130 thousand (2005: C£139.509 thousand) have been designated as hedges and have given rise to a loss of C£2.080 thousand (2005: C£1.974 thousand) which was recognised in the 'Exchange adjustments reserve', against the profit/loss that arose on the retranslation of the net assets to Cyprus pounds.

The nominal amounts and fair values of the derivative financial instruments are set out below:

	2006			2005		
	Nominal amount	**Fair value**		Nominal amount	Fair value	
		Assets	**Liabilities**		Assets	Liabilities
	C£000	**C£000**	**C£000**	C£000	C£000	C£000
Trading derivatives						
Forward exchange rate contracts	**152.881**	**3.456**	**1.895**	154.393	1.823	2.465
Currency swaps	**541.621**	**2.344**	**5.377**	320.825	2.462	2.095
Interest rate swaps	**537.499**	**5.592**	**1.205**	446.352	1.441	1.434
Currency options	**-**	**-**	**-**	3.876	42	-
Interest rate futures	**578**	**-**	**2**	-	-	-
Equity options	**3.315**	**165**	**165**	12.408	585	585
Interest rate caps/floors	**6.029**	**52**	**55**	-	-	-
	1.241.923	**11.609**	**8.699**	937.854	6.353	6.579
Derivatives qualifying for hedge accounting						
Fair value hedges - interest rate swaps	**417.800**	**9.663**	**952**	280.614	1.876	6.029
Cash flow hedges - interest rate swaps	**115.332**	**5**	**501**	-	-	-
	533.132	**9.668**	**1.453**	280.614	1.876	6.029
Total	**1.775.055**	**21.277**	**10.152**	1.218.468	8.229	12.608

31. NET CASH FLOW FROM OPERATING ACTIVITIES

	2006 C£000	2005 C£000
Profit before tax	**224.523**	90.558
Adjustments for		
Provisions for impairment of loans and advances	**58.359**	91.087
Depreciation of property and equipment	**13.912**	14.270
Amortisation of intangible assets	**4.818**	5.329
Cost of share-based payments	**2.265**	-
Amortisation of discounts/premiums	**3.128**	(622)
Profit on disposal of property and equipment and write-offs of intangible assets	**(315)**	(270)
Interest on treasury bills	**(2.119)**	(4.210)
Interest on debt securities	**(90.366)**	(69.002)
Dividend income from equity shares	**(999)**	(428)
Profit on sale of investments in equity shares	**(7.194)**	(125)
Profit on sale of investments in debt securities	**(4.595)**	(2.884)
Losses/(gains) from change in fair value of available-for-sale debt securities designated as fair value hedges	**10.040**	(2.026)
Interest on subordinated loan stock	**16.886**	16.772
	228.343	138.449
Increase in		
Amounts due to banks	**83.579**	46.369
Obligatory balances with central banks	-	(10.108)
Customer deposits and other accounts	**1.371.675**	2.062.715
General insurance business liabilities	**1.023**	9.961
Value of in-force life assurance policies	**(4.100)**	(2.200)
Loans and advances to customers	**(1.440.223)**	(1.113.041)
Other assets	**(21.315)**	(22.369)
Prepayments and accrued income	**(16.041)**	-
Placements with banks	**(52.057)**	(50.012)
Other liabilities	**9.734**	27.899
Accruals and deferred income	**10.540**	-
Debt securities in issue	**116.217**	171.449
Investments at fair value though profit or loss	**(147.261)**	-
Decrease in		
Obligatory balances with central banks	**107.577**	-
Investments at fair value through profit or loss	-	6.155
Prepayments and accrued income	-	33.144
Accruals and deferred income	-	(12.928)
Subordinated loan stock held for trading	**(3.357)**	(201)
	244.334	1.285.282
Tax paid	**(25.564)**	(20.528)
Net cash flow from operating activities	**218.770**	1.264.754

32. CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise of:

	2006 C£000	2005 C£000
Cash and non obligatory balances with central banks (Note 12)	**437.289**	258.305
Placements with banks repayable within three months	**2.377.906**	2.521.798
	2.815.195	2.780.103

33. OPERATING LEASES

The total future minimum lease payments under non-cancellable operating leases at 31 December, are stated below:

	2006 C£000	2005 C£000
Within one year	**6.538**	1.381
Between one and five years	**15.226**	4.857
After five years	**2.941**	6.822
	24.705	13.060

The above relate mainly to leases for the Group's branches and offices.

The Group has the option to buy a building for C£3,3 million that was leased as at 31 December 2006. The option can be exercised between 1 July and 15 November 2007.

34. RISK MANAGEMENT

In the ordinary course of business, the Group is exposed to a variety of risks, the most important of which are credit risk, exchange rate risk, interest rate risk and liquidity risk.

These risks are monitored through various control mechanisms across the Group in order to prevent undue risk concentrations and to price facilities and products on a risk adjusted basis.

CREDIT RISK

Credit risk is the risk that customers will be unable to repay their loans and advances and will fail to perform under their contractual commitments.

The Group Credit Risk Management Unit defines the Group's credit dispensing policies and monitors compliance with the related credit sanctioning procedures and controls at each sector (consumer, business and corporate) and at each geographical area where the Group operates. Credit exposures from related accounts are aggregated and monitored on a consolidated basis.

34. RISK MANAGEMENT (CONTINUED)

CREDIT RISK (CONTINUED)

The Group Credit Risk Management Unit sets targets and limits for the composition and quality of the loans and advances portfolio and monitors compliance with them. The assessment of the quality of the portfolio is carried out using credit rating and credit scoring systems to determine the creditworthiness of customers.

Portfolio monitoring is carried out on the basis of customers' creditworthiness, sector of the economy and country of operation. Regular audits are carried out by a specialist unit of the Group Internal Audit Division.

The credit risk exposure of the Group is diversified both geographically and across the various sectors of the economy (Note 14).

Group policy regarding the definition of loans and advances for which income is suspended and the determination of provisions for impairment is set out in the summary of significant accounting policies.

MARKET RISK

Market risk arises from adverse movements in exchange rates, interest rates, equity shares and other securities prices. Market risk is actively managed both at an individual business unit level and centrally at Group level by the Group Market Risk Management Unit to ensure compliance with market risk limits.

The Group Asset/Liability Management Committee has defined specific strategies and has set strict open position limits for managing currency and interest rate risks.

The position of the Group regarding interest rate risk and currency risk is analysed below.

34. RISK MANAGEMENT (CONTINUED)

MARKET RISK (CONTINUED)

INTEREST RATE RISK

Analysis of assets and liabilities as at 31 December 2006, according to their contractual repricing or maturity date:

	Up to one month	Between one and three months	Between three months and one year	Between one and five years	Over five years	Non-interest bearing	**Total**
	C£000	C£000	C£000	C£000	C£000	C£000	**C£000**
2006							
Assets							
Cash and balances with central banks	551.456	51.683	248	-	-	79.701	**683.088**
Placements with banks	2.355.587	22.005	53.557	50.000	-	5.316	**2.486.465**
Investments at fair value through profit or loss	2.483	883	152	138.173	81.831	13.070	**236.592**
Loans and advances to customers	6.453.362	828.012	516.301	532.519	34.961	-	**8.365.155**
Investments available-for-sale and held-to-maturity	275.046	636.865	279.158	507.994	374.603	37.022	**2.110.688**
Other assets	-	-	-	-	-	393.830	**393.830**
Total assets	9.637.934	1.539.448	849.416	1.228.686	491.395	528.939	**14.275.818**
Liabilities							
Amounts due to banks	107.647	113.733	9.882	30.066	-	-	**261.328**
Customer deposits and other accounts	8.372.389	1.123.321	1.687.097	107.741	-	809.188	**12.099.736**
Debt securities in issue	51.008	381.185	1.296	-	-	288	**433.777**
Other liabilities	-	-	-	-	-	256.351	**256.351**
	8.531.044	1.618.239	1.698.275	137.807	-	1.065.827	**13.051.192**
Subordinated loan stock	114.503	205.502	-	-	-	-	**320.005**
Total liabilities	8.645.547	1.823.741	1.698.275	137.807	-	1.065.827	**13.371.197**
Total position	992.387	(284.293)	(848.859)	1.090.879	491.395	(536.888)	**904.621**
Nominal amount of interest rate derivatives	(395)	78.875	162.005	187.780	(428.251)	(14)	**-**
Net position	**991.992**	**(205.418)**	**(686.854)**	**1.278.659**	**63.144**	**(536.902)**	**904.621**

34. RISK MANAGEMENT (CONTINUED)

MARKET RISK (CONTINUED)

INTEREST RATE RISK (CONTINUED)

Interest rate risk arises as a result of timing differences on the repricing of assets and liabilities.

The interest rate risk in the banking book is the risk of a reduction in net interest income as a result of adverse movements in interest rates. This risk is measured using interest rate sensitivity gap analysis where the difference between assets and liabilities repricing in each time band is calculated, separately for each currency. This difference is then multiplied by 1% (assumed change in interest rates) for the period from the repricing date until twelve months from the date of the analysis, to compute the annual impact on earnings of any changes in interest rates for the next twelve months for each currency. In order to calculate the total annual impact for all currencies, correlation coefficients between the interest rates of the various currencies are used.

In order to avoid volatility in net interest income, part of the non-interest bearing accounts and deposits which are inelastic to interest rate changes are invested mainly in fixed rate assets (with remaining maturity over one year).

A parallel 1% increase in market interest rates across all currencies, applied to the Group's balance sheet as at 31 December 2006, would result in an increase in net interest income by C£11 million and in the fair value of financial instruments by C£17 million. A parallel 1% decrease in interest rates, on the other hand, would result in a decrease in net interest income by C£15 million and a reduction in the fair value of financial instruments by C£17 million. These financial instruments include derivatives that are used to hedge customer transactions. The impact of the change in their fair value on the Group's results will reverse over the life of the derivatives. The sensitivity analysis performed in order to calculate the above figures differs from the tables presented, in respect of the width of the time bands and the assumptions used in analysing assets and liabilities. Specifically, the sensitivity analysis takes into account behavioural characteristics such as the elasticity on interest rates of loans and deposits to changes in market rates.

The net interest margin of the Group for 2006 was 2,81% (2005: 2,60%) and is calculated on the basis of net interest income and the average balance of interest bearing assets.

In order to monitor interest rate risk, limits have been set for each business unit for the maximum impact that a 1% interest rate change can have on net interest income over the next twelve months as well as for the impact from changes in market expectations (as reflected by the yield curves). Each banking unit monitors these limits daily and Group Market Risk Management monitors the consolidated Group position on a monthly basis.

34. RISK MANAGEMENT (CONTINUED)

MARKET RISK (CONTINUED)

INTEREST RATE RISK (CONTINUED)

Analysis of assets and liabilities as at 31 December 2005, according to their contractual repricing or maturity date:

	Up to one month	Between one and three months	Between three months and one year	Between one and five years	Over five years	Non-interest bearing	**Total**
	C£000	C£000	C£000	C£000	C£000	C£000	**C£000**
2005							
Assets							
Cash and balances with central banks	549.700	-	124	-	-	61.857	**611.681**
Placements with banks	2.463.960	62.212	50.530	-	-	1.598	**2.578.300**
Investments at fair value through profit or loss	406	-	86	72.641	89	16.109	**89.331**
Loans and advances to customers	4.998.917	1.211.883	470.558	262.965	37.733	2.155	**6.984.211**
Investments available-for-sale and held-to-maturity	249.417	542.510	178.485	636.346	320.174	18.329	**1.945.261**
Other assets	123	2.600	5.145	266	-	353.465	**361.599**
Total assets	8.262.523	1.819.205	704.928	972.218	357.996	453.513	**12.570.383**
Liabilities							
Amounts due to banks	120.051	42.842	14.856	-	-	-	**177.749**
Customer deposits and other accounts	7.996.817	742.676	1.206.404	144.058	-	634.530	**10.724.485**
Debt securities in issue	-	317.928	-	-	-	288	**318.216**
Other liabilities	175	3.809	1.321	-	10	218.386	**223.701**
	8.117.043	1.107.255	1.222.581	144.058	10	853.204	**11.444.151**
Subordinated loan stock	114.635	249.946	-	-	-	-	**364.581**
Total liabilities	8.231.678	1.357.201	1.222.581	144.058	10	853.204	**11.808.732**
Total position	30.845	462.004	(517.653)	828.160	357.986	(399.691)	**761.651**
Nominal amount of interest rate derivatives	19.305	116.156	164.104	(127.430)	(172.135)	-	**-**
Net position	**50.150**	**578.160**	**(353.549)**	**700.730**	**185.851**	**(399.691)**	761.651

34. RISK MANAGEMENT (CONTINUED)

MARKET RISK (CONTINUED)

CURRENCY RISK

Analysis of assets and liabilities as at 31 December 2006 by currency:

	Cyprus pounds C£000	Euro C£000	U.S. dollars C£000	British pounds C£000	Other currencies C£000	**Total C£000**
2006						
Assets						
Cash and balances with central banks	275.526	163.204	188.474	54.734	1.150	**683.088**
Placements with banks	147.172	300.456	1.772.094	175.756	90.987	**2.486.465**
Investments at fair value through profit or loss	215.035	18.075	3.482	-	-	**236.592**
Loans and advances to customers	3.015.873	4.183.373	89.139	641.717	435.053	**8.365.155**
Investments available-for-sale and held-to-maturity	342.124	820.823	748.711	198.823	207	**2.110.688**
Property, equipment and intangible assets	104.243	52.099	-	7.129	626	**164.097**
Other assets	100.988	93.471	19.273	13.258	2.743	**229.733**
Total assets	4.200.961	5.631.501	2.821.173	1.091.417	530.766	**14.275.818**
Liabilities						
Amounts due to banks	85.050	135.974	36.000	777	3.527	**261.328**
Customer deposits and other accounts	2.900.351	4.760.343	2.979.427	1.112.271	347.344	**12.099.736**
Debt securities in issue	288	366.801	66.688	-	-	**433.777**
Other liabilities	106.309	120.973	10.625	13.092	5.352	**256.351**
	3.091.998	5.384.091	3.092.740	1.126.140	356.223	**13.051.192**
Subordinated loan stock	94.194	225.811	-	-	-	**320.005**
Equity	904.621	-	-	-	-	**904.621**
Total liabilities and equity	4.090.813	5.609.902	3.092.740	1.126.140	356.223	**14.275.818**
Total position	110.148	21.599	(271.567)	(34.723)	174.543	**-**
Nominal amount of currency derivatives	(189.422)	49.129	272.577	41.784	(174.068)	**-**
Net position	**(79.274)**	**70.728**	**1.010**	**7.061**	**475**	**-**

Currency risk results from adverse movements in the rates of exchange between currencies arising as a result of the existence of a net currency position in one or more currencies. Losses may arise from the trading book positions and from asset/liability management.

There are limits for the total foreign currency position by currency or group of currencies as well as for the total open position. These limits apply for each banking unit separately and are bigger for intraday positions. Smaller limits apply for overnight positions. Trading book positions are subject to daily and monthly stop-loss limits and Value at Risk limits which calculate with a 99% level of confidence the possible daily portfolio losses. The open position and stop-loss limits are monitored on a daily basis by the Group Market Risk Management Unit.

34. RISK MANAGEMENT (CONTINUED)

MARKET RISK (CONTINUED)

CURRENCY RISK (CONTINUED)

Currency risk exposure also arises on the net position of the branches and subsidiaries of the Group that have a reporting currency other than the Cyprus pound. The Group hedges the greater part of this risk by maintaining liabilities of the same amount and in the same currency as the net position of the subsidiaries or branches.

Analysis of assets and liabilities as at 31 December 2005 by currency:

	Cyprus pounds C£000	Euro C£000	U.S. dollars C£000	British pounds C£000	Other currencies C£000	**Total C£000**
2005						
Assets						
Cash and balances with central banks	287.250	149.847	137.705	32.079	4.800	**611.681**
Placements with banks	111.665	269.003	1.965.326	153.500	78.806	**2.578.300**
Investments at fair value through profit or loss	84.055	4.404	872	-	-	**89.331**
Loans and advances to customers	2.654.884	3.454.998	98.647	523.759	251.923	**6.984.211**
Investments available-for-sale and held-to-maturity	531.169	628.588	584.627	200.665	212	**1.945.261**
Property, equipment and intangible assets	109.917	53.150	-	7.101	423	**170.591**
Other assets	102.000	58.697	17.778	10.137	2.396	**191.008**
Total assets	3.880.940	4.618.687	2.804.955	927.241	338.560	**12.570.383**
Liabilities						
Amounts due to banks	59.381	55.844	41.072	9.128	12.324	**177.749**
Customer deposits and other accounts	2.795.271	3.810.664	2.882.075	941.403	295.072	**10.724.485**
Debt securities in issue	288	317.928	-	-	-	**318.216**
Other liabilities	107.836	95.748	6.916	10.381	2.820	**223.701**
	2.962.776	4.280.184	2.930.063	960.912	310.216	**11.444.151**
Subordinated loan stock	92.534	272.047	-	-	-	**364.581**
Equity	765.063	165	(3.628)	51	-	**761.651**
Total liabilities and equity	3.820.373	4.552.396	2.926.435	960.963	310.216	**12.570.383**
Total position	60.567	66.291	(121.480)	(33.722)	28.344	-
Nominal amount of currency derivatives	(88.908)	(44.518)	123.543	38.483	(28.600)	-
Net position	**(28.341)**	**21.773**	**2.063**	**4.761**	**(256)**	-

34. RISK MANAGEMENT (CONTINUED)

LIQUIDITY RISK

Analysis of assets and liabilities as at 31 December 2006 according to their contractual maturity date:

	On demand and up to one month	Between one and three months	Between three months and one year	Between one and five years	Over five years	**Total**
	C£000	C£000	C£000	C£000	C£000	**C£000**
2006						
Assets						
Cash and balances with central banks	385.384	51.683	-	-	246.021	**683.088**
Placements with banks	2.350.846	27.060	53.574	54.985	-	**2.486.465**
Investments at fair value through profit or loss	18.174	-	152	138.450	79.816	**236.592**
Loans and advances to customers	2.065.097	238.364	863.402	2.339.201	2.859.091	**8.365.155**
Investments available-for-sale and held-to-maturity	8.833	74.481	317.557	1.167.163	542.654	**2.110.688**
Property, equipment and intangible assets	-	-	-	-	164.097	**164.097**
Other assets	50.633	33.742	37.882	43.979	63.497	**229.733**
Total assets	4.878.967	425.330	1.272.567	3.743.778	3.955.176	**14.275.818**
Liabilities						
Amounts due to banks	107.647	93.495	9.882	50.304	-	**261.328**
Customer deposits and other accounts	7.358.284	2.801.730	1.680.972	177.068	81.682	**12.099.736**
Debt securities in issue	51.008	33.437	1.296	347.748	288	**433.777**
Other liabilities	104.864	82.412	40.112	8.448	20.515	**256.351**
	7.621.803	3.011.074	1.732.262	583.568	102.485	**13.051.192**
Subordinated loan stock	-	-	-	-	320.005	**320.005**
Total liabilities	7.621.803	3.011.074	1.732.262	583.568	422.490	**13.371.197**
Net position	**(2.742.836)**	**(2.585.744)**	**(459.695)**	**3.160.210**	**3.532.686**	**904.621**

34. RISK MANAGEMENT (CONTINUED)

LIQUIDITY RISK (CONTINUED)

Liquidity risk is the risk that the Group is unable to fully or promptly meet payment obligations and potential payment obligations as and when they fall due. This risk includes the possibility that the Group may have to raise funding at higher cost or sell assets at a discount.

The Group's banking business requires a steady flow of funds both to replace existing deposits as they mature and to satisfy customer requests for additional borrowing. Undrawn borrowing facility commitments and the level of outstanding contingent obligations are taken into consideration in monitoring the Group's liquidity position. Group assets are mainly funded by deposits. The distribution of sources and the maturity of deposits are actively monitored in order to avoid a concentration of funding needs at any point in time or from a small number of depositors. The Group manages this risk by maintaining at all times a diversified stock of highly liquid assets in the principal currencies in which it transacts.

The responsibility for liquidity risk management rests with the treasury units at each location in cooperation with the Group Treasury.

Group Market Risk Management is responsible for monitoring the liquidity position of all banking units of the Group in order to ensure compliance with both internal policies as well as the limits set by the regulatory authorities in the countries where the Group operates.

The liquidity risk tables have been prepared in accordance with IFRSs which require that assets and liabilities are analysed in time bands according to the remaining period to contractual maturity from the balance sheet date. Regulatory authorities set liquidity ratios for the cumulative open liquidity position up to one month in accordance with their own directives.

34. RISK MANAGEMENT (CONTINUED)

LIQUIDITY RISK (CONTINUED)

Analysis of assets and liabilities as at 31 December 2005 according to their contractual maturity date:

	On demand and up to one month	Between one and three months	Between three months and one year	Between one and five years	Over five years	**Total**
	C£000	C£000	C£000	C£000	C£000	**C£000**
2005						
Assets						
Cash and balances with central banks	376.640	-	124	-	234.917	**611.681**
Placements with banks	2.459.377	62.421	39.958	5.074	11.470	**2.578.300**
Investments at fair value through profit or loss	8.509	-	86	73.047	7.689	***89.331***
Loans and advances to customers	1.998.225	249.395	732.733	1.991.390	2.012.468	**6.984.211**
Investments available-for-sale and held-to-maturity	11.020	59.598	208.770	1.234.375	431.498	**1.945.261**
Property, equipment and intangible assets	-	-	-	-	170.591	**170.591**
Other assets	28.012	35.291	29.959	34.263	63.483	**191.008**
Total assets	4.881.783	406.705	1.011.630	3.338.149	2.932.116	**12.570.383**
Liabilities						
Amounts due to banks	120.051	42.842	14.856	-	-	**177.749**
Customer deposits and other accounts	6.488.602	2.881.828	1.186.472	154.805	12.778	**10.724.485**
Debt securities in issue	-	-	146.169	171.759	288	**318.216**
Other liabilities	129.125	46.964	35.776	5.633	6.203	**223.701**
	6.737.778	2.971.634	1.383.273	332.197	19.269	**11.444.151**
Subordinated loan stock	-	-	-	-	364.581	**364.581**
Total liabilities	6.737.778	2.971.634	1.383.273	332.197	383.850	**11.808.732**
Net position	**(1.855.995)**	**(2.564.929)**	**(371.643)**	**3.005.952**	**2.548.266**	**761.651**

REGULATORY RISK

The operations of the Company are supervised by the Central Bank of Cyprus. All banks in Cyprus, including the Bank, have to comply with the requirements of both the European Union and Cyprus legislation, as well as with the regulatory framework of the Central Bank of Cyprus. Legal or regulatory changes may be introduced in the future either by the European Union or by the Central Bank of Cyprus which may adversely affect the results and financial position of the Company.

The operations of the insurance companies are supervised by the Registrar of Insurance Companies. Legal and regulatory changes may be introduced in the future by the European Union or by the Registrar which may adversely affect the results and financial position of the Group's insurance companies.

34. RISK MANAGEMENT (CONTINUED)

INTENSITY OF COMPETITION

The Group faces intense competition in the areas in which it operates. In Cyprus, competition originates primarily from commercial banks, co-operative credit and savings institutions, international banking units and insurance companies, which offer similar products and services.

The accession of Cyprus to the European Union and the expected introduction of the Euro in 2008 facilitates the operation of European banking, financial and insurance organisations in the Cyprus market, thus increasing competition.

In Greece, the Group competes with Greek banks, which control the largest share of the total assets of the banking system, as well as with co-operative banks and branches of credit institutions headquartered in other European Union member countries.

Any intensification of competition as a result of more competitive interest rates being offered on deposits and advances compared to those offered by the Group, may create pressure on Group profitability.

LITIGATION RISK

The Group may, from time to time, become involved in legal or arbitration proceedings which may affect the Group's operations and results. Litigation risk arises from pending or potential legal proceedings against the Group (Note 29) or in the event that legal issues are not properly dealt with by the Group, resulting in the cancellation of contracts with customers and consequently legal actions against the Group.

POLITICAL AND ECONOMIC RISK

External factors which are not under the control of the Group, like political and economic developments in Cyprus and overseas, may adversely affect the operations of the Group, its strategy and prospects. Such factors include changes in government policy, changes in European Union and European Central Bank policies, fluctuations in consumer confidence and the level of consumer spending, political instability or military conflict which affect Europe and/or other areas overseas and social developments in the countries in which the Group operates.

35. DIRECTORS' INTEREST IN THE SHARE CAPITAL OF THE COMPANY

The beneficial interest in shares of the Company's directors, their spouses, minor children and companies in which they hold, directly or indirectly, at least 20% of the voting shares, at 31 December 2006 and 20 February 2007, is set out below:

	31 December 2006 %	20 February 2007 %
Non executives		
E. P. Ioannou	0,009	0,009
A. Artemis	0,333	0,333
Chr. S. Pantzaris	0,098	0,098
D. P. Ioannou	0,177	0,177
V. G. Rologis	0,002	0,002
C. Z. Severis	0,402	0,402
Th. Aristodemou	0,019	0,019
Chr. G. Christofides	0,032	0,032
E. Xenophontos	0,006	0,006
A. Pittas	0,037	0,037
A. Diogenous	0,175	0,170
G. M. Georgiades	0,037	0,037
A. J. Jacovides	0,022	0,022
Chr. Mouskis	0,031	0,031
M. Mavrommatis	0,027	0,027
Executives		
A. Eliades	0,001	0,001
Ch. G. Stavrakis	0,011	0,011
Y. Kypri	0,004	0,004
	1,423	**1,418**

At 31 December 2006, two non executive directors had 10.000 (2005: 10.000) Share Options 2001/2007 granted during the period when they had executive duties at the Group. At 31 December 2006, the executive directors had 3.000 (2005: 9.000) Share Options 2001/2007. During the year, 6.000 Share Options 2001/2007 were exercised by their holders at C£3,26 per share (Note 25). At 31 December 2006, the executive directors had 15.000 Share Options 2006/2007 (Note 37).

36. SHAREHOLDERS HOLDING MORE THAN 5% OF THE SHARE CAPITAL OF THE COMPANY

As at 31 December 2006 and 20 February 2007 Piraeus Bank S.A. had a direct and indirect shareholding amounting to 8,1% of the share capital of the Company. Furthermore, as at 31 December 2006 and 20 February 2007, 6,9% of the share capital of the Company was held by pension/retirement plans of the Company in Cyprus. There are no other shareholders holding more than 5% of the issued share capital of the Company.

37. RELATED PARTY TRANSACTIONS

	2006	2005	**2006**	2005
	Number of directors		**C£000**	C£000
Loans and advances to members of the Board of Directors and connected persons:				
- more than 1% of the Company's net assets per director	**4**	4	**71.542**	70.689
- less than 1% of the Company's net assets per director	**14**	14	**12.688**	18.842
	18	18	**84.230**	89.531
Loans and advances to key management personnel and connected persons			**523**	1.310
Total loans and other advances			**84.753**	90.841
Analysis of loans and advances:				
Members of:				
- the Board of Directors and key management personnel			**4.806**	6.568
- connected persons			**79.947**	84.273
			84.753	90.841
Tangible securities			**135.760**	105.451
Interest income			**4.498**	5.019
Deposits of:				
- members of the Board of Directors and key management personnel			**3.291**	2.906
- connected persons			**14.990**	7.322
			18.281	10.228
Interest expense			**322**	288

In addition to loans and advances, there were contingent liabilities in respect of members of the Board of Directors and their connected persons, mainly in the form of documentary credits, guarantees and commitments to lend amounting to C£51.792 thousand (2005: C£41.018 thousand). Of these, C£48.503 thousand (2005: C£37.691 thousand) relate to directors and their connected persons, whose total credit facilities exceed 1% of the net assets of the Company per director. There were also contingent liabilities to Group key management personnel and their connected persons amounting to C£391 thousand (2005: C£303 thousand).

37. RELATED PARTY TRANSACTIONS (CONTINUED)

Connected persons include spouses, minor children and companies in which directors or key management personnel hold, directly or indirectly, at least 20% of the voting shares.

All transactions with members of the Board of Directors and with their connected persons are made on normal business terms. A number of credit facilities have been extended to key management personnel with the same terms as those which apply to the rest of the Group's employees.

FEES AND EMOLUMENTS OF MEMBERS OF THE BOARD OF DIRECTORS AND GROUP KEY MANAGEMENT PERSONNEL

	2006 C£000	2005 C£000
Directors' emoluments		
Non executives		
Fees	**475**	352
Executives		
Emoluments in executive capacity:		
Salaries and other short term benefits	**939**	-
Employer's contributions	**29**	-
Retirement benefit plan costs	**88**	-
Share-based payments – Share Options	**5**	-
Total emoluments in executive capacity	**1.061**	-
Total fees and emoluments of directors	**1.536**	352
Key management personnel emoluments		
Salaries and other short term benefits	**799**	1.479
Employer's contributions	**43**	32
Retirement benefit plan costs	**89**	140
Share-based payments – Share Options	**10**	-
Total key management personnel emoluments	**941**	1.651
Total	**2.477**	2.003

During 2006, the three members of the Group Executive Management team were appointed as members of the Board of Directors of the Company. Their total emoluments for the year, including employer's contributions and other benefits were: One director in the range of C£250 – C£300 thousand, one director in the range of C£300 – C£350 thousand and one director in the range of C£450 – C£500 thousand. During 2005 there were no executive directors and the emoluments of the three members of the Group Executive Management team amounting to C£903 thousand, was included in the remuneration of the key management personnel together with that of the five Group General Managers. The amount presented as emoluments of key management personnel for 2006 relates to the emoluments of the six Group General Managers.

In the context of the Share Options 2006/2007 issued by the Company to its permanent employees on 30 September 2006, 15.000 Share Options were granted to the executive directors at the exercise price of C£4,32 per share (fair value C£0,69 per Option) and 18.000 Options were granted to key management personnel at the exercise price of C£3,70 per share (fair value C£1,06 per Option). The Share Options 2006/2007 can be exercised from 31 March 2007 to 30 June 2007.

37. RELATED PARTY TRANSACTIONS (CONTINUED)

FEES AND EMOLUMENTS OF MEMBERS OF THE BOARD OF DIRECTORS AND GROUP KEY MANAGEMENT PERSONNEL (CONTINUED)

The executive directors participate in the main retirement benefit plan for the Group's permanent employees in Cyprus, which is a defined benefit plan. Their total retirement benefits increased during 2006 by C£489 thousand.

A provision of C£1.100 thousand has been made in year 2004 and prior years in respect of amounts payable to three directors, following their retirement from executive duties. The final amount to be paid is C£1.367 thousand. The difference was included in the 2006 results.

OTHER TRANSACTIONS WITH RELATED PARTIES

Mr Andreas Artemis, Vice-Chairman of the Board of Directors of the Company, holds an indirect interest and is Chairman of the Board of Directors of the Commercial Union Assurance (Cyprus) Ltd group which is engaged in general insurance business in Cyprus and Greece. The Commercial Union Assurance (Cyprus) Ltd group has entered into reinsurance arrangements with General Insurance of Cyprus Ltd, a subsidiary of the Company. The total reinsurance premiums assigned to the Commercial Union Assurance (Cyprus) Ltd group in 2006 amounted to C£703 thousand (2005: C£618 thousand).

Mrs Anna Diogenous, member of the Board of Directors of the Company, holds an indirect interest in the company Pylones SA Hellas, which supplies the branch of the Company in Greece with equipment and services following tender procedures and in the company Unicars Ltd which supplies the Company in Cyprus with cars and related services. The total purchases from these companies in 2006 amounted to C£486 thousand (2005: C£715 thousand).

Mr Polys G. Polyviou, member of the Board of Directors of the Company until 26 June 2006, is a partner in the law office Chryssafinis & Polyviou, who are the external Legal Advisers of the Group and also handle court cases and legal proceedings on behalf of the Group in Cyprus and abroad. The total legal fees paid by the Group to the law office Chryssafinis & Polyviou for the period until the resignation of Mr Polyviou from the Board of Directors amounted to C£219 thousand (year 2005: C£402 thousand). The same law office is also assigned court cases and actions against Group debtors. The total amount paid to the law office of Chryssafinis & Polyviou for these cases and charged to these debtors for the period until the resignation of Mr Polyviou from the Board of Directors, was C£606 thousand (year 2005: C£1.081 thousand).

Mr Costas Z. Severis, member of the Board of Directors of the Company, is the main shareholder of the company D. Severis and Sons Ltd, which is a general agent of the subsidiary of the Company, General Insurance of Cyprus Ltd. The total commissions paid to D. Severis and Sons Ltd in 2006 amounted to C£92 thousand (2005: C£98 thousand).

On 14 January 2005, the Group's subsidiary General Insurance of Cyprus Ltd, acquired the insurance portfolio of the company Georgios Giabra Pierides Ltd for a consideration of C£540 thousand. Georgios Giabra Pierides Ltd was a general agent of General Insurance of Cyprus Ltd. The Chairman of the Board of Directors of Bank of Cyprus Public Company Ltd at the time, Mr Solon A. Triantafyllides, and Mr Polis G. Polyviou a member of the Board of Directors of Bank of Cyprus Public Company Ltd and also of General Insurance of Cyprus Ltd at the time, had a substantial interest in the company Georgios Giabra Pierides Ltd.

38. GROUP COMPANIES

The companies and branches included in the consolidated financial statements of the Group and their activities (by country of registered office) are:

Cyprus	
Bank of Cyprus Public Company Ltd	Commercial bank
Mortgage Bank of Cyprus Ltd	Commercial bank
The Cyprus Investment and Securities Corporation Ltd (CISCO)	Investment banking services
General Insurance of Cyprus Ltd	General insurance business
EuroLife Ltd	Life assurance business
Kermia Ltd	Property trading and development
Kermia Properties & Investments Ltd	Property trading and development
Kermia Hotels Ltd	Hotel business
BOC Ventures Ltd	Management of venture capital investments
Tefkros Investments Ltd	Investments fund
Bank of Cyprus Mutual Funds Ltd	Distribution of mutual funds
JCC Payment Systems Ltd	Processing of credit card transactions
Greece	
Bank of Cyprus Public Company Ltd (branch)	Commercial bank
Kyprou Leasing SA	Leasing business
Kyprou Commercial SA	Financing of motor vehicles and other consumer products
Kyprou Securities SA	Investment banking services
Kyprou Mutual Fund Management Company (Kyprou AEDAK)	Management of mutual funds
Kyprou Properties SA	Property management
Kyprou Insurance Services Ltd	General insurance brokers
Kyprou Zois (branch of EuroLife Ltd)	Life assurance business
Kyprou Asfalistiki (branch of General Insurance of Cyprus Ltd)	General insurance business
United Kingdom	
Bank of Cyprus United Kingdom (branch of Bank of Cyprus Public Company Ltd)	Commercial bank
Old Company (BCL) Ltd, previously Bank of Cyprus (London) Ltd	Commercial bank (inactive)
Channel Islands	
Bank of Cyprus (Channel Islands) Ltd	Commercial bank
Tefkros Investments (CI) Ltd	Investments fund
Australia	
Bank of Cyprus Australia Pty Ltd	Commercial bank
Romania	
Bank of Cyprus Romania (branch of Bank of Cyprus Public Company Ltd)	Commercial bank
Cyprus Leasing (Romania) IFN SA	Leasing business
Ireland	
BOC International Fund Management Ltd	Management of mutual funds (inactive)

38. GROUP COMPANIES (CONTINUED)

On 1 January 2006, both the operations and the assets and liabilities of the Group *subsidiary* companies Bank of Cyprus Finance Corporation Ltd and Bank of Cyprus (Factors) Ltd were transferred to Bank of Cyprus Public Company Ltd, with the parallel dissolution, without receivership of the two subsidiaries.

The Group has decided the termination of the activities of its subsidiaries BOC International Fund Management Ltd and Old Company (BCL) Ltd and has started the dissolution process.

All the above companies are wholly owned subsidiaries, except for JCC Payment Systems Ltd, in which the Company holds 45% of the issued share capital which amounts to C£1 million. This company is accounted for as an interest in a jointly controlled entity.

There were no other changes in the basis of consolidation or the companies being consolidated compared to 31 December 2005.

The Group's share in the key financial figures of the jointly controlled entity are:

	2006 **C£000**	2005 C£000
Gross income	**5.887**	5.729
Profit before tax	**2.475**	2.378
Net assets	**10.343**	8.810
Total assets	**13.348**	10.605

39. EVENTS AFTER THE BALANCE SHEET DATE

On 9 February 2007, the Group announced that it has completed the sale of its shares in Universal Life Insurance Public Co. Ltd (amounting to 22% of the share capital of the company) to Mr Andreas Georgiou and Photos Photiades Group Ltd, according to the agreement entered into on 13 July 2006. The consideration amounts to C£6,1 million and the book value of the above shares at 31 December 2006 amounted to C£6,1 million.

On 12 December 2006 the Company submitted a public tender offer to the shareholders of Cytrustees Investment Public Company Ltd for the acquisition of up to 50% plus one share of Cytrustees. The consideration offered amounted to €2,20 for each share in cash and was revised to €2,45 per share on 8 February 2007. As at 27 February 2007 the Group held, directly and indirectly, 22% of the target company's share capital.

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF BANK OF CYPRUS PUBLIC COMPANY LTD

REPORT ON THE FINANCIAL STATEMENTS

We have audited the consolidated financial statements of Bank of Cyprus Public Company Ltd (the Company) and its subsidiaries (the Group) on pages 93 to 163, which comprise the consolidated balance sheet as at 31 December 2006, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

BOARD OF DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company's Board of Directors is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as adopted by the European Union (EU) and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and the requirements of the Cyprus Companies Law, Cap. 113. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to the Company's members, as a body, in accordance with Section 156 of the Companies Law, Cap. 113. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF BANK OF CYPRUS PUBLIC COMPANY LTD

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as of 31 December 2006, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and International Financial Reporting Standards as issued by the IASB and the requirements of the Cyprus Companies Law, Cap. 113.

REPORT ON OTHER LEGAL REQUIREMENTS

Pursuant to the requirements of the Companies Law, Cap. 113, we report the following:

- We have obtained all the information and explanations we considered necessary for the purposes of our audit.
- In our opinion, proper books of account have been kept by the Company.
- The Company's financial statements are in agreement with the books of account.
- In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give the information required by the Companies Law, Cap. 113, in the manner so required.
- *In our opinion, the information given in the report of the Board of Directors on pages 90 to 92 is consistent with the* financial statements.

Ernst & Young

Ernst & Young

Nicosia
27 February 2007

annual report \ OTHER INFORMATION

BANKING SERVICES

- Bank of Cyprus Public Company Ltd (Cyprus-Greece-United Kingdom-Romania)
- Mortgage Bank of Cyprus Ltd (Cyprus)
- Bank of Cyprus Australia Pty Ltd (Australia)
- Bank of Cyprus (Channel Islands) Ltd (Guernsey)

HIRE PURCHASE AND LEASING SERVICES

- Bank of Cyprus Public Company Ltd (Cyprus)
- Kyprou Leasing SA (Greece)
- Kyprou Commercial SA (Greece)
- Cyprus Leasing (Romania) IFN SA (Romania)

INVESTMENT SERVICES

- The Cyprus Investment and Securities Corporation Ltd (CISCO) (Cyprus)
- Kyprou Securities SA (Greece)
- BOC Ventures Ltd (Cyprus)

ASSET MANAGEMENT

- Bank of Cyprus Mutual Funds Ltd (Cyprus)
- Kyprou Mutual Fund Management Company SA (AEDAK) (Greece)
- Boc International Fund Management Ltd (Ireland)

INSURANCE SERVICES

- General Insurance of Cyprus Ltd (Cyprus-Greece)
- EuroLife Ltd (Cyprus-Greece)

PROPERTY AND HOTEL SERVICES

- Kermia Ltd (Cyprus)
  - Kermia Hotels Ltd (Cyprus)
- Kermia Properties & Investments Ltd (Cyprus)
- Kyprou Properties SA (Greece)

CREDIT CARD PROCESSING

- JCC Payment Systems Ltd (Cyprus) (*45% participation*)

PRINCIPAL GROUP SUBSIDIARIES

BANK OF CYPRUS GREECE (DIVISIONAL BOARD)
Th. Aristodemou, *Chairman*
A. Artemis
A. Pittas
A. Diogenous
C. Z. Severis
E. P. Ioannou
C. Vasilakopoulos, *General Manager*

BANK OF CYPRUS UNITED KINGDOM (DIVISIONAL BOARD)
A. Pittas, *Chairman*
A. Artemis
J. Buddle
D. P. Ioannou
A. J. Jacovides
I. Koumi
S. Neophytou
Ph. Nunnerley
C. Z. Severis
I. Koumi, *General Manager*

BANK OF CYPRUS AUSTRALIA PTY LTD
A. Artemis, *Chairman*
E. P. Ioannou
A. Eliades
A. J. Jacovides
C. G. Stavrakis
S. van der Mye
S. Angelodemou
A. Petrakis
J. Beighton
J. Beighton, *General Manager*

BANK OF CYPRUS (CHANNEL ISLANDS) LTD
A. Artemis, *Chairman*
D. P. Ioannou
S. Neophytou
J. Robinson
I. Bisson
A. J. H. Dempster, *Executive Manager*

MORTGAGE BANK OF CYPRUS LTD
Chr. G. Christofides, *Chairman*
V. G. Rologis
A. Artemis
D. P. Ioannou
C. Z. Severis
Th. Aristodemou
G. M. Georgiades
M. Mavrommatis
A. Eliades
C. G. Stavrakis

GENERAL INSURANCE OF CYPRUS LTD
G. M. Georgiades, *Chairman*
Chr. G. Christofides
P. Charalambous
D. P. Ioannou
St. Polyviou
Chr. Mouskis
St. Christodoulou, *General Manager*

EUROLIFE LTD
C. Z. Severis, *Chairman*
Chr. G. Christofides
Chr. Mouskis
E. P. Ioannou
C. Galatariotis
M. Pissarides
A. Kritiotis*, *General Manager*
**resigned on 30 April 2007*

ΚΥΠΡΟΥ LEASING SA
Th. Aristodemou, *Chairman*
A. Artemis
A. Pittas
C. Z. Severis
A. Eliades
Y. Kypri
M. Der-Krikorian, *General Manager*

CYPRUS LEASING (ROMANIA) IFN SA
A. Eliades, *Chairman*
Y. Kypri
C. G. Stavrakis
A. Jacouris
M. Der-Krikorian
K. Ellinas, *General Manager*

CISCO LTD
D. P. Ioannou, *Chairman*
A. Diogenous
C. Z. Severis
Y. Kypri
P. Antoniades
C. Damtsas
C. G. Stavrakis
A. Sofroniou, *Manager*

KYPROU SECURITIES SA
Th. Aristodemou, *Chairman*
D. P. Ioannou
J. Seiradakis
A. Andreadakis
Gr. Karayiannopoulos
N. Nicolaides
Gr. Karayiannopoulos, *Manager*

BANK OF CYPRUS MUTUAL FUNDS LTD
A. Eliades, *Chairman*
A. Jacouris
Y. Kypri
V. Shiarly
C. G. Stavrakis
Chr. Hadjimitsis
N. Kelepeniotis, *Manager*

KYPROU MUTUAL FUND MANAGEMENT COMPANY SA (AEDAK)
A. Eliades, *Chairman*
C. G. Stavrakis
C. Vasilakopoulos
S. Kyritsis
G. Talaros
G. Talaros, *General Manager*

KERMIA LTD
A. Artemis, *Chairman*
A. Theocharides
Ch. Hadjipanayiotou
P. Antoniades
Chr. G. Christofides
C. Damtsas
St. Stavrinides, *General Manager*

BOC VENTURES LTD
C. G. Stavrakis, *Chairman*
A. Jacouris
Y. Kypri
V. Shiarly
Chr. Hadjimitsis

ACTIVITIES OF PRINCIPAL GROUP SUBSIDIARIES

BANK OF CYPRUS

Bank of Cyprus (the Bank) is the Group holding company. It offers a wide range of financial products and services to individuals, businesses and public organisations. The Bank holds a leading position in Cyprus, where it operates through 144 branches. Bank of Cyprus has a significant presence abroad. In 1991 the Bank commenced its rapid expansion in Greece and has steadily expanded across the whole country, where it now offers a full range of financial services through its 120 branches. The Bank currently operates six branches in the United Kingdom which mainly service the Cypriot and Greek community. The Bank has already received all the necessary licences for the operation of branches in Romania. The Bank's first branches in Romania will commence operations within 2007. The Bank also operates Representative Offices in the USA, Canada, South Africa and Russia.

MORTGAGE BANK OF CYPRUS

Specialises in the granting of medium and long term loans for the development of the tourist and manufacturing industries in Cyprus.

BANK OF CYPRUS AUSTRALIA

Established in 2000 as a wholly owned subsidiary of the Group, for the provision of banking services in Australia. It is the first bank established in Australia by a Cypriot or Greek banking institution. It operates through 11 branches and offers a continuously increasing range of banking products and services addressed to the Cypriot and Greek community of Australia.

BANK OF CYPRUS (CHANNEL ISLANDS)

Established in 1996 as a licensed offshore bank regulated by the Guernsey Financial Services Commission in Guernsey, Channel Islands, one of the world's most famous financial centres. It offers specialised deposit and lending products as well as a wide range of investment products.

KYPROU LEASING

Kyprou Leasing operates in Greece, offering a full range of leasing products, such as property leasing and leasing of equipment, motor cars and commercial vehicles.

KYPROU COMMERCIAL

Kyprou Commercial was established in 1999 exclusively for the trading of cars and motorcycles for cash or credit according to the legislation in force at the time. After enactment of legislation for the liberalisation of consumer credit in Greece, the largest part of the Company's activities was transferred to Bank of Cyprus Greece.

CYPRUS LEASING (ROMANIA)

Cyprus Leasing (Romania) was established at the end of 2006 in Romania. It operates in the leasing sector since the beginning of 2007.

ACTIVITIES OF PRINCIPAL GROUP SUBSIDIARIES

THE CYPRUS INVESTMENT AND SECURITIES CORPORATION (CISCO)

The Company offers a wide range of specialised financial and investment services in Cyprus and holds a financial service provider licence from the Cyprus Securities and Exchange Commission. It provides brokerage, fund management and capital market services. The Company is a member of the Cyprus Stock Exchange and a remote member of the Athens Exchange.

KYPROU SECURITIES

The Company operates in Greece. Its primary services are brokerage services for transactions on the Athens Exchange and the Derivatives Market of the Athens Exchange, fund management services, custody services and margin accounts.

BOC VENTURES

BOC Ventures was established in Cyprus for the provision of venture capital services. The Company operates through two investment companies, Tefkros Investments Ltd and Tefkros Investments (CI) Ltd, both of which are subsidiaries of the Bank, registered in Cyprus and the Channel Islands, respectively.

KYPROU MUTUAL FUND MANAGEMENT COMPANY (AEDAK)

Kyprou Mutual Fund Management Company (AEDAK) was established in Greece solely for the management and distribution of Greek mutual funds to institutional investors and the wider investing public.

GENERAL INSURANCE OF CYPRUS

It specialises in the provision of general insurance services in Cyprus and provides a wide range of insurance products, which fully cover the personal and commercial insurance needs of customers. In 2001, the Company established a branch in Greece which operates under the name Kyprou Asfalistiki, offering general insurance products.

EUROLIFE

The Company specialises in life insurance, offering a wide range of modern and flexible insurance products in Cyprus. In 2001, the Company established a branch in Greece which operates under the name Kyprou Zois, offering bancassurance products through the branch network of Bank of Cyprus Greece.

KERMIA AND KERMIA PROPERTIES & INVESTMENTS

These Companies specialise in property development and trading and in real estate management in Cyprus. Kermia has constructed and operates the Kermia Beach Bungalow Hotel in Ayia Napa, Cyprus.

MILESTONES

1899 Establishment and operation of the 'Nicosia Savings Bank' by progressive citizens in Nicosia.

1912 Nicosia Savings Bank renamed 'Bank of Cyprus' and recognised as a public company.

1943 Bank of Cyprus merges with banking institutions in other towns and expands throughout Cyprus. Ancient Cyprus coin bearing the inscription 'Koino Kyprion' (common to all Cypriots) adopted as the Bank's emblem.

1944-1964 Establishment of Mortgage Bank of Cyprus (1944). Establishment of General Insurance of Cyprus (1951). Establishment of Bank of Cyprus (London) to serve the Cypriot community in the United Kingdom (1955). Establishment of Bank of Cyprus Finance Corporation (1964).

1973-1989 Reorganisation of the Group, with the establishment of Bank of Cyprus (Holdings) to take over the shares of Bank of Cyprus and all its subsidiaries (1973). Acquisition of the operations of Chartered Bank in Cyprus (1980). Establishment of The Cyprus Investment and Securities Corporation (CISCO) (1982). Acquisition of Kermia (1983) by the Group. Representative Offices opened in Greece and Australia (1983). Establishment of the Bank of Cyprus Cultural Foundation (1983). Establishment of EuroLife, insurance company, with 30% participation of Manulife, a specialised life insurance company (1989).

1991-1993 Bank of Cyprus opens its first branch in Greece (1991). Establishment of the Bank of Cyprus Medical Foundation (1991). Establishment of Bank of Cyprus Factors (1992). ABC Factors, the first factoring company in Greece, established with Alpha Bank as equal shareholder (1993). Acquisition of Manulife's 30% stake in EuroLife, making the company a wholly owned Group subsidiary (1993). Karmazi Properties & Investments acquired and renamed Kermia Properties & Investments (1993).

1995 Representative Office opened in South Africa. Launch of BOC Global Equity Fund, the first international mutual fund set up by a Cypriot bank. Foundation stone laid for the construction of the Bank of Cyprus Oncology Centre. Museum of the History of Cypriot Coinage founded.

1996-1997 The first Greek-speaking offshore bank, Bank of Cyprus (Channel Islands) established in Guernsey, Channel Islands (1996). Representative Office opened in Toronto, Canada (1996). First international bond issue completed by a Cypriot company (1996). Kyprou Leasing established in Greece (1997). Opening of the first branch of Bank of Cyprus in the United Kingdom (1997).

1998 Representative Office opened in Moscow. Representative Office opened in New York. Kyprou Mutual Fund Management Company (AEDAK) established in Greece. Opening of the Bank of Cyprus Oncology Centre.

1999 Group restructured, with shares in Bank of Cyprus (Holdings) replaced by Bank of Cyprus shares. Representative Office opened in Bucharest. Historic exhibition and other events staged to mark the 100th anniversary of Bank of Cyprus. Oikade educational programme launched in Cyprus, Greece and expatriate communities.

2000 Listing of the Group's share on the Athens Exchange and issue of 39 million new shares. Establishment of Bank of Cyprus Australia and operation of its first branches. Electronic banking introduced to provide alternative service channels (internet, telephone, WAP).

2001-2003 Kyprou Asfalistiki, a branch of General Insurance of Cyprus and Kyprou Zois a branch of EuroLife, open in Greece (2001). Greek company Victory Securities acquired and renamed Kyprou Securities (2001). Sale of 50% stake in ABC Factors to Alpha Bank (2001). Bank of Cyprus Factors, a new division of the Bank in Greece, starts providing factoring services in Greece (2002). Establishment of Euro Medium Term Note (EMTN) Programme (2003).

2004-2006 Merger of Bank of Cyprus (London) and the UK branch of Bank of Cyprus (2004). Merger of the operations of Bank of Cyprus Factors and Bank of Cyprus Finance Corporation with Bank of Cyprus (2005). 100th branch opened in Greece (2005). License granted for the commencement of banking operations in Romania (2006). Establishment of the leasing subsidiary Cyprus Leasing (Romania) in Romania (2006).

BANK OF CYPRUS GROUP

MAIN GROUP OFFICES AND BRANCHES

CYPRUS

GROUP HEADQUARTERS
Nicosia
51 Stassinos Street, Ayia Paraskevi
P.O. Box 21472, CY-1599 Nicosia
Telephone: +357 22842100
Fax: +357 22378111
www.bankofcyprus.com
info@cy.bankofcyprus.com

BANK OF CYPRUS AND MORTAGE BANK OF CYPRUS
Nicosia *Main Branch*
86-88-90 Phaneromenis Street
P.O. Box 21472, CY-1599 Nicosia
Telephone: +357 22848100
Fax: +357 22663633

Limassol *Main Branch*
1 Saripolos Street
P.O. Box 50215, CY-3699 Limassol
Telephone: +357 25845000
Fax: +357 25378249

Larnaca *Main Branch*
25 King Paul I Square
P.O. Box 40093, CY-6300 Larnaca
Telephone: +357 24844100
Fax: +357 24659181

Paphos *Main Branch*
E. Pallikarides Avenue
& A. Tselepos Street
P.O. Box 60034, CY-8123 Paphos
Telephone: +357 26846200
Fax: +357 26943603

Paralimni *Main Branch*
160 1st April Street
P.O. Box 33091, CY-5310 Paralimni
Telephone: +357 23843100
Fax: +357 23825103

THE CYPRUS INVESTMENT AND SECURITIES CORPORATION (CISCO)
Nicosia *Head Office*
EuroLife House
4 Evrou Street, Strovolos
P.O. Box 20597, CY-1660 Nicosia
Telephone: +357 22881700
Fax: +357 22338488
www.cisco-online.com.cy
info@cisco.bankofcyprus.com

BOC VENTURES
Nicosia
Liliana Building
10 Kyriakou Matsi Avenue
CY-1082 Ay. Omologites, Nicosia
Telephone: +357 22475377
Fax: +357 22777440
bocv@bocv.bankofcyprus.com

BANK OF CYPRUS MUTUAL FUNDS
Nicosia *Head Office*
EuroLife House
4 Evrou Street, Strovolos
CY-2003 Nicosia
Telephone: +357 22881884
Fax: +357 22340015
info@bocmutualfunds.
bankofcyprus.com

GENERAL INSURANCE OF CYPRUS
Nicosia *Head Office*
2-4 Themistoclis Dervis Street
P.O. Box 21668, CY-1511 Nicosia
Telephone: +357 22848700
Fax: +357 22676682
www.gic.com.cy
general@gic.bankofcyprus.com

EUROLIFE
Nicosia *Head Office*
EuroLife House
4 Evrou Street, Strovolos
P.O. Box 21655, CY-1511 Nicosia
Telephone: +357 22474000
Fax: +357 22341090
Toll free line: 8000 88 80
www.eurolife.com.cy
info@eurolife.bankofcyprus.com

KERMIA
Nicosia *Head Office*
Kermia Building
4 Diagoras Street
P.O. Box 24510, CY-1300 Nicosia
Telephone: +357 22663692
Fax: +357 22660938
info@kermia.bankofcyprus.com

KERMIA PROPERTIES & INVESTMENTS
Limassol
67 Spyros Araouzos Street
P.O. Box 50212, CY-3602 Limassol
Telephone: +357 25343658
Fax: +357 25343716
info@properties.bankofcyprus.com

BANK OF CYPRUS CULTURAL FOUNDATION
Nicosia
86-88-90 Phaneromenis Street
P.O. Box 21995, CY-1515 Nicosia
Telephone: +357 22677134
Fax: +357 22662898
www.boccf.com
info@cultural.bankofcyprus.com

GREECE

BANK OF CYPRUS GREECE
Athens Head Office
170 Alexandras Avenue
115 21 Athens
Telephone: +30 210 64 18 000
Fax: +30 210 64 77 809
www.bankofcyprus.gr
genmgmt@bankofcyprus.gr

Attica Region A'
Athens
170 Alexandras Avenue
115 21 Athens
Telephone: +30 210 64 18 000
Fax: +30 210 64 77 089
peratticа@bankofcyprus.gr

Attica Region B'
Athens
170 Alexandras Avenue
115 21 Athens
Telephone: +30 210 64 18 000
Fax: +30 210 64 77 089
peratticb@bankofcyprus.gr

North Greece Region
Thessaloniki
35 Ermou Street
546 24 Thessaloniki
Telephone: +30 2310 363 000
Fax: +30 2310 363 024
pernorth@bankofcyprus.gr

Central Greece Region
146 Elefth. Venizelou Street
412 22 Larisa
Telephone: +30 2410 562 002
Fax: +30 2410 537 390
percentr@bankofcyprus.gr

Western Greece
& Peloponnisos Region
224 Korinthou Street
262 21 Patra
Telephone: +30 2610 635 502
Fax: +30 2610 635 509
perwest@bankofcyprus.gr

Crete Region
3 Arcoleontos & Koronaiou Street
712 02 Heraklion
Telephone: +30 2810 282 575
Fax: +30 2810 308 413
perkrhth@bankofcyprus.gr

KYPROU LEASING
Athens
170 Alexandras Avenue
115 21 Athens
Telephone: +30 210 64 77 030
Fax: +30 210 64 77 029
leasing@bankofcyprus.gr

KYPROU MUTUAL FUND MANAGEMENT COMPANY [AEDAK]
Athens
170 Alexandras Avenue
115 21 Athens
Telephone: +30 210 64 77 301
Fax: +30 210 64 77 309
jtalaros@bankofcyprus.gr

KYPROU SECURITIES
Athens
170 Alexandras Avenue
115 21 Athens
Telephone: +30 210 87 01 000
Fax: +30 210 87 01 049
infosec@kyprousecurities.gr

KYPROU ASFALISTIKI
Athens *General Insurance of Cyprus Branch*
170 Alexandras Avenue
115 21 Athens
Telephone: +30 210 64 77 384-6
Fax: +30 210 64 77 389
insurance@bankofcyprus.gr

KYPROU ZOIS
Athens *EuroLife Branch*
170 Alexandras Avenue
115 21 Athens
Telephone: +30 210 64 77 180-6
Fax: +30 210 64 77 189
kyprouzois@bankofcyprus.gr

MAIN GROUP OFFICES AND BRANCHES

UNITED KINGDOM

BANK OF CYPRUS UNITED KINGDOM

London *Head Office*
Telephone: +44 20 8267 7343
Fax: +44 20 8882 9519
www.bankofcyprus.co.uk
info@bankofcyprus.co.uk

AUSTRALIA

BANK OF CYPRUS AUSTRALIA

Melbourne *Head Office*
Level 21, 459 Collins Street
Melbourne, Vic 3000
Telephone: +61 3 8627 2727
Fax: +61 3 8627 2777
www.bankofcyprus.com.au

CHANNEL ISLANDS

BANK OF CYPRUS (CHANNEL ISLANDS)

Guernsey
Regency Court, Glategny Esplanade
P.O.Box 558, St. Peter Port
Guernsey, Channel Islands GY1 6JF
Telephone: +44 1481 716026
Fax: +44 1481 716120

ROMANIA

BANK OF CYPRUS (ROMANIA) AND CYPRUS LEASING (ROMANIA)

Bucharest
7 Pache Protopopescu Blvd
Sector 2, Bucharest, Romania
Telephone: +4021 409 2737
Fax: +4021 409 2742
gmoffice@ro.bankofcyprus.com

SOUTH AFRICA

REPRESENTATIVE OFFICE

Johannesburg
City Office Towers
c/o Rivonia and 5th Streets
Sandton, South Africa
Telephone: +27 117 843 941
Fax: +27 117 843 942
info.southafrica@bankofcyprus.com

Postal Address:
P.O. Box 652176, Benmore Gardens
2010 Johannesburg, South Africa

CANADA

REPRESENTATIVE OFFICE

Toronto
658 Danforth Avenue, Suite 302
Toronto, Ontario, Canada M4J 5B9
Telephone: +1 416 461 5570
Fax: +1 416 461 6062
info@bankofcyprus.com
www.bankofcyprus.ca

USA

REPRESENTATIVE OFFICE

New York
80 Broad Street, 27th Floor
New York, NY 10004, United States
Telephone: +1 212 301 0020
+1 212 759 7280
Fax: +1 212 759 7327
info.newyork@bankofcyprus.com

RUSSIA

REPRESENTATIVE OFFICE

Moscow
Olympic Plaza, Prospect Mira 33
Building 1, 6th floor
129110 Moscow, Russia
Telephone: +7 (495) 797 5808
Fax: +7 (095) ή (501) 797 5810
info.moscow@bankofcyprus.com

REPRESENTATIVE OFFICE

St. Petersburgh
25, Nevski Prospect
2nd floor
St. Petersburgh
191186 Russia
Telephone: +4021 409 2737
Fax: +4021 409 2742
gmoffice@ro.bankofcyprus.com

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Bank of Cyprus Public Company Ltd ('the Company') will be held at the **International Conference Centre**, Nicosia, Cyprus, on Wednesday, 6 June 2007 at 4.30 p.m., to transact the following business:

NORMAL BUSINESS:

1 To receive and consider the Directors' report and the financial statements of the Company for the year 2006 and approve the proposed dividend.
2 To elect members of the Board of Directors.
3 To fix the remuneration of the members of the Board of Directors.
4 To re-appoint the auditors and authorise the Board of Directors to fix their remuneration.

SPECIAL BUSINESS:

On 19 April 2007, the resolution below was proposed for consideration at the Annual General Meeting of the Company by the Company's shareholder Marfin Popular Bank Public Co Ltd, who at that date held approximately 8,19% of the Company's total share capital, pursuant to article 134 of the Companies Law of the Republic of Cyprus:

Ordinary resolution:
«Instructions and authorisation of the Board of Directors to elaborate and discuss with Marfin Popular Bank Public Co Ltd the terms and sectors for a strategic cooperation between the two banks in order to generate synergies for the benefit of the shareholders of the two banks.»

Y. Kypri
Secretary

26 April 2007

Notes:
(a) The record date for determining the right to vote at the Annual General Meeting is 30th May 2007. Transactions which will be taking place on 31st May 2007 and thereafter will not be considered in determining the right to vote at the Annual General Meeting. Shareholders who have their shares registered on the Dematerialised Securities System of the Central Securities Depository in Greece, do not need to block their shares in order to vote and/or be represented at the Annual General Meeting.
(b) A member entitled to attend and vote at the Annual General Meeting, is entitled to appoint a proxy to attend and vote on his behalf. Such proxy need not be a member of the Company. The instrument appointing a proxy must be deposited at the registered office of the Company, 51 Stassinos Street, Ayia Paraskevi, Strovolos, 2002 Nicosia, at least 48 hours before the time of the Meeting.
(c) Shareholders and/or their proxies who are going to attend the Meeting are requested to carry with them their identity card or other proof of identification.
(d) At the meeting of the Board of Directors of the Company held on 7 February 2007, decided to propose Monday, 11 June 2007 as the ex-dividend date. The dividend, subject to the approval of the Annual General Meeting, will be paid to the eligible shareholders on Tuesday, 26 June 2007.

SHAREHOLDER ENQUIRES

Shareholders and brokerage houses may contact the Group's Shares & Bonds Department for information/services regarding any matters relating to the Company's registered securities, share dividend payments, interest coupons on bonds and capital securities, pledges and release of pledges on securities, change of shareholder details and transfers of shares between the Central Registry/Depository of the Cyprus Stock Exchange and the Dematerialised Securities System of the Athens Central Depository in Greece and vice versa. Copies of the Annual Report of the Group are also available.

CYPRUS

Shares & Bonds Department
EuroLife House, 4 Evrou Street, Strovolos, P.O. Box 24884, CY-1398 Nicosia
Telephone: +357 22842100, Fax: +357 22336258, shares@cy.bankofcyprus.com

GREECE

Custody, Shareholders and Derivatives Clearing Department
170 Alexandras Avenue, 115 21 Athens
Telephone: +30 210 64 77 332, Fax: +30 210 64 77 329, metoxologio@bankofcyprus.gr

INVESTOR RELATIONS

Institutional investors, brokers and investment analysts may direct their enquiries relating to the valuation and financial strength of the Group to the Investor Relations Department.

INVESTOR RELATIONS DEPARTMENT

EuroLife House, 4 Evrou Street, Strovolos, P.O. Box 24884, CY-1398 Nicosia
Telephone: +357 22881740 or +357 22881883, Fax: +357 22336258, investors@bankofcyprus.com

REGISTERED OFFICE

Group Headquarters
51 Stassinos Street
Ayia Paraskevi, Strovolos
P.O. Box 24884, CY-1398 Nicosia, Cyprus
Telephone: +357 22842100
Fax: +357 22336258

Coordination: D. Prodromou, E. Ioannidou Procopiou (Communications Department)
Editing: E. Livadiotou, M. Nicola
Concept: S. Christodoulou
Photographs: M. Shiacola
Styling: C. Manioudaki
Design: G. Hadjiloizou, Y. Efthimiou
Printing and binding: J. G. Cassoulides & Son Ltd

Bank of Cyprus Group

www.bankofcyprus.com
info@cy.bankofcyprus.com

Direct Banking (in Cyprus)
800 00 800 or +357 22848000 (international calls)

Phone Banking (in Greece)
801 11 802 803 or +30 210 64 18 888 (international calls)

END